Annual Report

September 30, 2009

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

In the 12 months since our last report to you, Americans have without a doubt faced some of the greatest financial challenges of their lifetimes. We have struggled through prolonged market insecurity, witnessed both greed and incompetence by individuals and decision-making entities at the highest echelons of corporate America and watched the financial implosion of a handful of America's largest and most powerful companies – organizations that were among the most respected and trusted leaders in their industries. Many thousands of hardworking Americans have lost their jobs, their life savings, their homes.

But amid these challenges, there also has been much to inspire hope and restore confidence. In the face of harsh and ongoing criticism, the U.S. government took unprecedented action designed to prevent the failure of a tottering financial system and to shore up firms whose downfall likely would have further damaged the economy and prospects for recovery. Shining as perhaps the brightest beacon of hope is the tremendous innovation demonstrated by individuals and businesses that have reorganized, reshaped their operations and in some cases reinvented themselves in ways that will enable them to persevere in a new and very different economy and business environment.

The S&P 500 Index posted a 6.91 percent gain for the 12 months ended September 30, 2009. Fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, did well, increasing 10.98 percent for the year. Numerous government-sponsored bailouts and liquidity programs have lent significant and necessary traction. The housing market appears to be stabilizing. Economic indicators such as durable goods orders, capacity utilization and industrial production appear to have found a floor and their prospects are improving. Importantly, consumer and investor confidence has begun to reemerge – an important catalyst necessary for a full and robust recovery to occur.

Although many challenges remain, including a still wobbly financial system, painfully high unemployment and battles to be waged in Washington to create fair and effective regulatory reform, we at Waddell & Reed are optimistic that better days are ahead.

As you review the returns of your Waddell & Reed Advisors fixed income funds for the fiscal year ended September 30, 2009, we'd like to underscore the importance of maintaining a long-term perspective. While some market uncertainty, intraday swings, halting economic progress and insecurity about the stability of the American financial system may linger, history suggests to us that successful investing is contingent upon developing a personal financial plan and adhering to it over time. Taking rash action in response to short-term events, no matter how unnerving they may be, is often a recipe for poor investing results.

You'll see inside this report that for the fiscal year, several of the Waddell & Reed Advisors fixed income funds outpaced their Lipper peer group category. We remain dedicated to following our Funds' investment mandates and capitalizing upon the market opportunities as recovery continues.

Economic Snapshot

	9-30-09	9-30-08
S&P 500 Index	1057.08	1166.36
MSCI EAFE Index	1552.84	1553.14
Citigroup Broad Investment Grade Index (annualized yield to maturity)	3.22%	5.07%
U.S. unemployment rate	9.80%	6.10%
30-year fixed mortgage rate	4.94%	5.82%
Oil price per barrel	$70.82	$100.64

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

If market uncertainty is making you nervous or you're feeling unsure about your investments, don't go it alone. Contact your financial advisor to review your portfolio and make sure it's appropriately allocated given your goals, investing timeframe and tolerance for risk. As always, we thank you for your continued trust in Waddell & Reed, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

MANAGEMENT DISCUSSION
Bond Fund



Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. He has managed the Fund for one year and has 23 years of industry experience.

Mark J. Otterstrom

Fiscal Year Performance

For the 12 Months Ended September 30, 2009

Bond Fund (Class A shares at net asset value)	8.88%
Benchmark(s) and/or Lipper Category	
Citigroup Broad Investment Grade Index (generally reflects the performance of securities representing the bond market)	10.98%
Lipper Corporate Debt Funds A Rated Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.50%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Dramatic changes rock markets

The fiscal year brought some dramatic changes throughout the financial markets. At the end of 2008, we felt the Fund was well positioned to take advantage of the market turmoil. We were underweight in spread product at a time when spread product greatly underperformed. We had lengthened our duration and maintained a very high credit quality, thus benefiting from the rally in long Treasury yields experienced at the end of last year.

That all changed in early 2009. By the end of the first calendar quarter, market participants had become convinced that the Federal Reserve's monetary policies and the Treasury Department's fiscal stimulus had helped establish a level of financial stability not seen in more than a year. Within six months, Treasury bond yields returned to their pre-crisis levels. The duration of the Fund was too long, so we did not perform well during this period. At the same time, the demand for spread product exploded. The funds that had performed the worst in 2008 experienced the largest rebound in 2009. We increased our exposure to spread product at the end of the first calendar quarter of 2009, benefiting from the rally in spread product. However, we still maintained our high credit quality in the securities we held, which caused the Fund to underperform the funds in our peer group that had overweight exposure to low-grade and non-investment grade debt.

The market turbulence provided significant challenges for bond fund managers. Bond market volatility soared at the end of last year and remains above pre-crisis levels. A massive amount of fiscal and monetary stimulus was pumped into the system at the end of 2008 and in early 2009. The Fed has more than doubled the size of its balance sheet by purchasing a broad range of securities, which added much-needed liquidity into the U.S.

banking system. There also was a massive flight to quality that occurred during that period. Cash flows into the Fund were very healthy during the fourth calendar quarter of 2008. Return of capital became much more important to investors than return on capital.

In addition to keeping the Fed funds rate near zero, the Fed began several quantitative easing programs. One of these programs was to directly purchase agency-backed mortgage pools. The program was designed to keep home mortgage rates low and help to stabilize the collapsing residential real estate markets. This direct purchasing program had the effect of significantly lowering the spreads between agency-backed mortgage pools and Treasury bonds. The Fund was underweight in this asset class during a period of rapid price appreciation. The funds in our Lipper peer group that were overweight in this asset class experienced returns in excess of the Lipper average. The benchmark index was also significantly overweighted in the agency-backed mortgage pool asset class.

The driving forces behind the Fund's performance are duration management and sector selection. We were very concerned about the size of the Treasury bond auctions that were in the pipeline for this year, and for several years to come. We had shortened our duration by mid–2009, in front of the slate of new Treasury auctions. The aggressive yields received at auction surprised many market participants. Throughout the summer it became apparent that the worldwide fiscal and monetary easing was affecting bond yields. The liquidity that was pumped into the system appears to be finding its way into equity and bond investment vehicles, and there's a very strong demand for bonds in the market today. As economies worldwide begin to recover and monetary policies become less accommodative, we expect to see these extraordinary measures having less influence on the fixed-income markets. As demand for other asset classes continues to grow, we may see a reduction in the demand for Treasury bonds even as the U.S. continues its healthy supply of new issuance. We could potentially begin to see these relatively low Treasury bond yields come under pressure.

Outlook

Being focused on Treasury bonds, FDIC insured bonds and high-grade corporate bonds at the end of 2008 helped the Fund to ride out a very turbulent investment cycle. Under normal market conditions, Treasury bonds are likely to play a smaller role in our total returns. The Fund was underweight in mortgage pools during a period of very strong returns for that asset class. Even with the Fed slowing its purchase of new mortgage pools, the demand for these securities remains strong. They offer stable income and provide a versatile duration management tool. We anticipate that agency-backed mortgage securities could play a bigger role in the Fund going forward.

While long-duration funds have benefited from the recent rally in Treasury yields, we believe the biggest challenge going forward will be to preserve recent gains. Growing fiscal deficits likely will require the Treasury to continually increase the size of the Treasury bond auctions. These auctions have been well received, with significant purchase made by foreign investors. With the supply of new bonds growing and weakness in the dollar emerging, we believe this reliance on foreign purchases is likely to provide a major vulnerability to current bond yields.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U. S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Asset Allocation



Bonds 92.14%

Cash and Cash Equivalents 7.86%

Bonds	92.14%
Corporate Debt Securities	44.96%
United States Government and Government Agency Obligations	44.07%
Municipal Bonds – Taxable	1.88%
Other Government Securities	1.23%
Cash and Cash Equivalents	**7.86%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	106/153	69
3 Year	83/145	57
5 Year	69/134	52
10 Year	35/69	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 88.39%

Non-Investment Grade 3.75%

Cash and Cash Equivalents 7.86%

Investment Grade	88.39%
AAA	54.94%
AA	5.46%
A	17.21%
BBB	10.78%
Non-Investment Grade	**3.75%**
BB	1.94%
B	0.83%
Below B	0.98%
Cash and Cash Equivalents	**7.86%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	5.5 years
Effective duration	4.0 years
Weighted average bond rating	AA

Bond Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Bond Fund, Class A Shares(1) $15,713
Citigroup Broad Investment Grade Index $18,721
Lipper Corporate Debt Funds A Rated Universe Average $16,690
12-31 1999
9-30 2000
9-30 2001
9-30 2002
9-30 2003
9-30 2004
9-30 2005
9-30 2006
9-30 2007
9-30 2008
9-30 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-09	2.61%	3.79%	7.96%	9.06%
5-year period ended 9-30-09	2.52%	2.57%	2.81%	4.11%
10-year period ended 9-30-09	4.62%	4.27%	4.29%	5.58%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2009.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

ILLUSTRATION OF FUND EXPENSES
Bond Fund

(UNAUDITED)

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,061.90	1.01%	$ 5.26
Class B	$1,000	$1,056.40	2.03%	$10.49
Class C	$1,000	$1,057.20	1.89%	$ 9.77
Class Y	$1,000	$1,062.00	0.69%	$ 3.61
Based on 5% Return[2]				
Class A	$1,000	$1,020.00	1.01%	$ 5.15
Class B	$1,000	$1,014.91	2.03%	$10.28
Class C	$1,000	$1,015.61	1.89%	$ 9.57
Class Y	$1,000	$1,021.62	0.69%	$ 3.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

SCHEDULE OF INVESTMENTS
Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.51%		
Honeywell International Inc.,		
5.000%, 2–15–19	$ 5,000	$ 5,263
Banking – 3.23%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	7,000	7,304
6.000%, 1–15–18	10,000	10,734
KeyBank National Association (Federal Deposit Insurance Corporation),		
3.200%, 6–15–12 (A)	8,000	8,339
U.S. BANCORP,		
4.200%, 5–15–14	6,200	6,482
		32,859
Beverage / Bottling – 1.13%		
Anheuser-Busch InBev Worldwide Inc.,		
5.375%, 11–15–14 (B)	8,000	8,539
Bottling Group, LLC,		
5.125%, 1–15–19	2,800	2,984
		11,523
Biotechnology – 0.55%		
Amgen Inc.:		
6.150%, 6–1–18	3,000	3,392
5.700%, 2–1–19	2,000	2,199
		5,591
Building Products – 0.46%		
Hanson PLC,		
7.875%, 9–27–10	4,500	4,629
Cable & Satellite – 1.73%		
Comcast Cable Communications, Inc.,		
8.500%, 5–1–27	5,250	6,105
Cox Communications, Inc.,		
4.625%, 1–15–10	3,000	3,027
EchoStar DBS Corporation,		
6.375%, 10–1–11	3,000	3,060
Walt Disney Company (The),		
4.700%, 12–1–12	5,000	5,396
		17,588
CMBS Other – 3.02%		
COMM 2005-C6,		
5.144%, 6–10–44	18,500	18,840
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	6,000	5,851
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (C)	6,000	5,964
		30,655
Coal & Consumable Fuels – 0.30%		
Peabody Energy Corporation,		
6.875%, 3–15–13	3,000	3,030

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Computer Hardware – 1.47%		
Hewlett-Packard Company:		
6.500%, 7–1–12	$6,000	$ 6,709
4.750%, 6–2–14	3,000	3,221
International Business Machines Corporation,		
7.625%, 10–15–18	4,000	4,922
		14,852
Conglomerate / Diversified Mfg – 0.49%		
Westinghouse Electric Corporation,		
8.875%, 6–14–14	4,500	4,933
Consumer Finance – 0.10%		
Ford Motor Credit Company,		
7.375%, 10–28–09	1,000	1,000
Diversified Banks – 0.52%		
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	5,000	5,310
Diversified Chemicals – 1.84%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,975	2,186
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	3,900	4,225
5.875%, 1–15–14	2,150	2,382
5.750%, 3–15–19	9,000	9,922
		18,715
Diversified Metals & Mining – 0.59%		
BHP Billiton Finance (USA) Limited:		
5.000%, 12–15–10	2,075	2,147
5.500%, 4–1–14	3,500	3,870
		6,017
Electric – 1.09%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,218	1,280
NorthWestern Corporation,		
6.340%, 4–1–19 (D)	7,000	7,535
Pepco Holdings, Inc.,		
4.000%, 5–15–10	2,250	2,274
		11,089
Electrical Components & Equipment – 0.26%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,645
Environmental & Facilities Services – 0.16%		
Allied Waste North America, Inc.,		
7.125%, 5–15–16	1,500	1,583
Finance – Other – 1.80%		
CHYPS CBO 1997–1 Ltd.,		
6.720%, 1–15–10 (D)	827	—*
General Electric Capital Corporation:		
5.250%, 10–19–12	5,250	5,551
5.625%, 5–1–18	5,500	5,474

2009 ANNUAL REPORT **11**

Bond Fund (in thousands) SEPTEMBER 30, 2009

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Finance – Other (Continued)		
Student Loan Marketing Association, 0.000%, 10–3–22 (E)	$ 9,420	$ 4,855
TIAA Global Markets, Inc., 5.125%, 10–10–12 (B)	2,300	2,468
		18,348
Finance Companies – 0.15%		
ISA Capital do Brasil S.A., 7.875%, 1–30–12 (B)	1,500	1,575
Gas – Local Distribution – 0.72%		
AGL Capital Corporation, 7.125%, 1–14–11	7,000	7,363
Gas Pipe Lines – 1.99%		
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (B)	10,000	10,518
Northern Natural Gas, 7.000%, 6–1–11 (D)	3,000	3,240
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	6,377
		20,135
Health Care Facilities – 0.06%		
HCA – The Healthcare Company, 8.750%, 9–1–10	609	618
Household Appliances – 0.27%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 (D)	3,000	2,790
Household Products – 1.27%		
Procter & Gamble Company (The), 8.000%, 9–1–24	10,000	12,960
Industrial Machinery – 0.74%		
Illinois Tool Works Inc., 5.150%, 4–1–14	7,000	7,610
Information / Data Technology – 0.37%		
IBM International Group Capital LLC, 5.050%, 10–22–12	3,500	3,810
Integrated Telecommunication Services – 0.74%		
AT&T Inc.:		
4.950%, 1–15–13	2,000	2,133
5.800%, 2–15–19	1,500	1,606
AT&T Wireless Services, Inc., 7.875%, 3–1–11	3,500	3,798
		7,537
Life Insurance – 0.49%		
Prudential Financial, Inc., 4.750%, 9–17–15	5,000	4,965
Metals / Mining – 0.81%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	7,000	8,263

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 1.12%		
Dominion Resources, Inc., 5.250%, 8–1–33	$ 7,500	$ 7,682
Duke Energy Corporation, 6.250%, 1–15–12	3,325	3,624
		11,306
Oil & Gas – 0.48%		
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	4,500	4,863
Oil & Gas Equipment & Services – 0.88%		
Halliburton Company:		
6.150%, 9–15–19	3,000	3,365
6.750%, 2–1–27	4,950	5,605
		8,970
Oilfield Machinery & Service – 1.00%		
Weatherford International, Inc., 5.950%, 6–15–12	9,500	10,188
Other Diversified Financial Services – 0.31%		
Bank of America Corporation, 6.500%, 8–1–16	3,000	3,155
Other Mortgage-Backed Securities – 0.70%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, 4.783%, 7–10-43 (C)	7,000	7,104
Other Non-Agency REMIC/CMO – 3.55%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28, 5.250%, 1–25–19	10,427	7,885
Countrywide Home Loans Mortgage Trust 2005-J4, 5.500%, 11–25–35	8,250	5,695
First Horizon Alternative Mortgage Securities Trust 2005-FA6, 5.500%, 9–25–35	6,000	3,466
GSR Mortgage Loan Trust 2004–2F, 7.000%, 1–25–34	2,104	2,061
MASTR Adjustable Rate Mortgage Trust 2005–1, 4.855%, 3–25–35 (C)	6,346	537
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1, 3.905%, 2–25–34 (C)	2,983	1,484
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12, 3.789%, 9–25–34 (C)	3,535	212
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18, 4.945%, 12–25–34 (C)	5,684	284
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC, 3.257%, 3–25–34 (C)	3,631	1,144

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Non-Agency REMIC/CMO (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5, 4.036%, 5–25–34 (C)	$2,877	$ 259
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2005–21, 5.667%, 11–25–35 (C)	4,922	123
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–22, 5.488%, 12–25–35 (C)	3,819	153
Structured Adjustable Rate Mortgage Loan Trust, Series 2006–1, 5.922%, 2–25–36 (C)	1,232	8
Structured Asset Securities Corporation Trust 2005–16, 5.500%, 9–25–35	7,000	5,354
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10, 4.500%, 9–25–18	7,500	7,388
		36,053
Paper / Forest Products – 0.10%		
Westvaco Corporation, 7.500%, 6–15–27	1,190	999
Pharmaceuticals – 4.12%		
Abbott Laboratories:		
3.750%, 3–15–11	5,800	6,011
5.600%, 5–15–11	2,375	2,541
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	7,500	8,216
Johnson & Johnson, 5.150%, 7–15–18	6,000	6,548
Merck & Co., Inc., 4.750%, 3–1–15	4,500	4,896
Pfizer Inc., 5.350%, 3–15–15	8,400	9,304
Roche Holdings Ltd, 5.000%, 3–1–14 (B)	4,000	4,326
		41,842
Property & Casualty Insurance – 2.05%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12	7,000	7,339
4.750%, 5–15–12	4,500	4,818
5.000%, 8–15–13	8,000	8,692
		20,849
Service – Other – 0.32%		
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,204
Soft Drinks – 0.88%		
Coca-Cola Company (The), 5.350%, 11–15–17	7,000	7,643
PepsiCo, Inc., 7.900%, 11–1–18	1,000	1,263
		8,906

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunications – 2.28%		
British Telecommunications plc, 5.150%, 1–15–13	$10,000	$ 10,420
Deutsche Telekom International Finance B.V., 4.875%, 7–8–14	6,000	6,301
New York Telephone Company, 6.700%, 11–1–23	2,250	2,281
Telecom Italia Capital, 6.999%, 6–4–18	3,750	4,145
		23,147
Utilities – Water – 0.31%		
California Water Service Company, 5.875%, 5–1–19	3,000	3,185
TOTAL CORPORATE DEBT SECURITIES – 44.96%		$ 457,027
(Cost: $468,721)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.40%		
Massachusetts Health and Educational Facilities Authority, Revenue Bonds, Harvard University Issue, Series C (2008), 5.260%, 10–1–18	3,750	4,022
Minnesota – 0.35%		
Independent School District No. 318 (Itasca County), Minnesota, General Obligation Taxable OPEB Bonds, Series 2009A, 4.750%, 2–1–19	3,515	3,600
New York – 1.13%		
New York City Industrial Development Agency, 11.000%, 3–1–29 (D)	10,750	11,460
TOTAL MUNICIPAL BONDS – TAXABLE – 1.88%		$ 19,082
(Cost: $18,001)		
OTHER GOVERNMENT SECURITIES		
Brazil – 0.16%		
Federative Republic of Brazil (The), 9.250%, 10–22–10	1,500	1,620
Canada – 1.07%		
Province de Quebec, 7.140%, 2–27–26	9,200	10,874
TOTAL OTHER GOVERNMENT SECURITIES – 1.23%		$ 12,494
(Cost: $10,975)		

Bond Fund *(in thousands)* SEPTEMBER 30, 2009

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 2.34%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	$10,000	$ 10,742
4.600%, 1–29–20	7,500	7,806
Federal National Mortgage Association,		
4.000%, 1–18–13	5,000	5,199
		23,747
Mortgage-Backed Obligations – 26.89%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
5.260%, 6–1–34	1,406	1,479
5.470%, 12–1–36 (C)	3,077	3,242
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 5–15–16	1,314	1,353
5.000%, 5–15–19	4,500	4,777
5.000%, 7–15–19	1,806	1,820
5.000%, 5–15–23	5,500	5,744
5.000%, 3–15–25	7,000	7,329
7.500%, 9–15–29	1,158	1,287
4.250%, 3–15–31	1,595	1,625
5.000%, 5–15–31	7,651	7,937
5.500%, 9–15–31	6,971	7,224
5.000%, 9–15–32	3,000	3,146
5.500%, 5–15–34	1,438	1,530
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
5.500%, 12–15–13	1,533	61
5.000%, 6–15–24	748	11
5.000%, 7–15–29	2,233	84
5.000%, 9–15–31	5,273	446
5.500%, 10–15–31	6,388	678
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.000%, 6–1–14	1,583	1,629
4.500%, 4–1–18	1,870	1,974
4.500%, 3–1–19	1,803	1,897
4.500%, 10–1–20	7,044	7,438
5.000%, 6–1–21	3,321	3,516
5.000%, 11–1–21	2,319	2,445
5.500%, 3–1–22	6,413	6,810
6.000%, 7–1–22	3,038	3,237
6.000%, 8–1–22	1,874	1,996
5.000%, 7–1–25	5,062	5,289
6.000%, 2–1–27	3,073	3,273
5.000%, 3–1–35	3,307	3,429
5.500%, 10–1–35	4,006	4,207
5.500%, 8–1–36	3,914	4,106
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates,		
5.273%, 12–1–36 (C)	2,048	2,132
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	8,500	9,046
5.000%, 6–25–18	6,750	7,165
5.000%, 9–25–18	5,000	5,266
5.000%, 9–25–18	2,000	2,103
5.000%, 3–25–29	8,000	8,346

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO: (Continued)		
5.500%, 2–25–32	$ 3,247	$ 3,318
5.500%, 10–25–32	10,000	10,442
4.000%, 11–25–32	1,440	1,479
4.000%, 3–25–33	1,321	1,356
5.000%, 7–15–33	10,000	10,460
3.500%, 8–25–33	3,322	3,343
4.500%, 12–25–34	5,295	5,495
5.500%, 7–15–36	6,033	6,363
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 3–25–18	381	5
5.500%, 1–25–33	4,530	603
5.500%, 11–25–36	20,887	2,754
5.500%, 8–25–37	9,127	1,152
Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (F)		
5.750%, 8–25–32	3,107	271
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–18	2,962	3,147
4.000%, 11–1–18	3,001	3,126
4.500%, 6–1–19	5,221	5,498
4.500%, 8–1–19	5,913	6,227
5.000%, 12–1–19	3,065	3,248
5.000%, 6–1–20	1,220	1,290
5.500%, 11–1–22	6,991	7,465
5.500%, 10–1–23	1,855	1,970
5.000%, 4–1–24	4,942	5,176
4.500%, 7–25–24	3,000	3,063
5.000%, 5–1–28	9,176	9,582
5.500%, 9–25–31	4,500	4,679
5.000%, 6–25–32	5,250	5,384
5.500%, 2–1–33	4,134	4,350
6.000%, 4–1–33	1,619	1,724
5.000%, 9–1–33	8,039	8,346
5.000%, 5–1–35	4,455	4,618
6.500%, 11–1–37	1,544	1,646
5.500%, 1–25–39	3,543	3,720
Government National Mortgage Association Agency REMIC/CMO,		
4.585%, 8–16–34	5,000	5,250
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	3,318	398
5.500%, 6–20–28	157	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 12–15–17	224	237
4.000%, 9–15–18	1,122	1,167
		273,429
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 29.23%		**$ 297,176**

(Cost: $287,777)

Bond Fund *(in thousands)* SEPTEMBER 30, 2009

UNITED STATES GOVERNMENT OBLIGATIONS – 14.84%	Principal	Value
Treasury Obligations		
United States Treasury Bond Principal STRIPS,		
0.000%, 11–15–21 (E)	$17,000	$ 10,448
United States Treasury Bonds:		
8.000%, 11–15–21	8,900	12,602
6.125%, 11–15–27	19,000	24,142
United States Treasury Notes:		
4.125%, 8–31–12	24,850	26,807
4.250%, 8–15–13	33,300	36,317
4.000%, 2–15–14	9,000	9,737
3.625%, 8–15–19	30,000	30,802
(Cost: $143,120)		**$ 150,855**

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.73%		
American Honda Finance Corp.,		
0.285%, 10–2–09	5,000	5,000
Bemis Company, Inc.,		
0.350%, 10–5–09	6,000	6,000
Clorox Co.:		
0.300%, 10–13–09	3,000	3,000
0.290%, 10–20–09	5,295	5,294
Hewlett-Packard Company:		
0.140%, 10–7–09	8,000	7,999
0.150%, 10–7–09	5,609	5,609
Kitty Hawk Funding Corp.,		
0.230%, 11–3–09	5,000	4,999
		37,901
Master Note – 0.80%		
Toyota Motor Credit Corporation,		
0.139%, 10–1–09 (C)	8,159	8,159
Municipal Obligations – 0.89%		
New York State Housing Finance Agency, Archstone Westbury Housing Revenue Bonds, Series A (Bank of America, N.A.),		
0.320%, 10–1–09 (C)	9,000	9,000
TOTAL SHORT-TERM SECURITIES – 5.42%		**$ 55,060**
(Cost: $55,060)		
TOTAL INVESTMENT SECURITIES – 97.56%		**$ 991,694**
(Cost: $983,654)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.44%		**24,844**
NET ASSETS – 100.00%		**$1,016,538**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $27,426 or 2.70% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $25,025 or 2.46% of net assets.

(E)Zero coupon bond.

(F)Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMBS = Collateralized Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$983,654
Gross unrealized appreciation	52,554
Gross unrealized depreciation	(44,514)
Net unrealized appreciation	$ 8,040

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Cash Management



Below, Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. She has managed the Fund for 11 years and has 22 years of industry experience.

Mira Stevovich

Portfolio Characteristics

As of September 30, 2009

Average maturity 70.6 days

Information presented is for illustrative purposes only and is subject to change.

Declining Federal Funds rate weighs on performance

Without doubt, the past fiscal year brought some unusual and dramatic circumstances. The Federal Funds rate was 2.0 percent at the start of the Fund's fiscal year. The rate was lowered to 1.5 percent at the Federal Reserve meeting in October 2008. By year end 2008, the Federal Reserve had lowered the target rate to a range of between zero and 0.25 percent, where it remains to date.

The drastic Federal Funds rate reduction during the fiscal year affected the Fund's performance. As the Federal Funds rate declined, rates on money market investments declined accordingly. We sought to maintain the Fund's yield initially by purchasing longer-dated maturities prior to the lowering of rates, and later by investing in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR), which remained high.

Credit quality remained an important factor in the management and performance of the Fund. We have been especially mindful of this as the sub-prime mortgage market problems, and subsequent financial system problems, have negatively affected money markets. As always, we are vigilant in our review of the companies and securities in which we invest.

Subprime problem prevails

As the sub-prime mortgage problem spread throughout global financial markets, the money market sector became particularly affected. Aware of this, and in line with our conservative investment policy, we attempted to avoid securities with exposure to this market. However, the overall money market ultimately was seriously affected by the financial market crisis, which in turn created a credit crisis. Initially, some money market interest rates increased substantially, due to a substantial increase in LIBOR, which weighed on all short-term borrowing by corporations and financial institutions. As a result, the Fund invested at rates below the Federal Funds rate, because higher-quality securities were issued at rates below the Federal Funds

rate, which caused our return to decrease. However, as we increased exposure to floating rate securities with rates based off of three-month LIBOR, the yield on the Fund increased.

Help for money markets

In an effort to help ease the pressure on money markets, the Federal Reserve injected liquidity into the market. It also provided various facilities whereby banks, broker-dealers and even money market funds could submit securities to the Federal Reserve and obtain liquidity. The FDIC provided its insurance protection to major banking institutions, as well as some regional banks, to back securities issued by these banks, based on a set of guidelines. In addition, the U.S. Treasury instituted a temporary insurance program in September 2008 to insure money market funds that applied and paid a fee based on their assets under management. This measure, which was extended twice for original participants, helped stop a potential run on money market funds. Our Fund participated in this program until its conclusion on September 18, 2009.

As the fiscal year ended, the credit markets were more settled and credit spreads had narrowed. The markets were boosted by the various forms of government support; the economy was in a recession; and investment grade money market rates were at historic lows.

Conservative approach proves beneficial

As always, we carefully select securities that we feel are of the highest credit quality. This approach ultimately affects the Fund's yield, because high quality securities are issued at premium rates of interest (lower-yielding securities). However, this conservative approach has enabled us to sidestep many of the pitfalls that have developed in money markets during the past year.

As the crisis unfolded, we took an even more conservative approach, investing a substantial portion of the Fund in U.S. Treasury obligations, such as repo and U.S. Treasury Bills. This move caused the Fund's yield to decrease. However, in that environment, we felt this was a prudent strategy to help preserve the value of the Fund. As the money markets were calmed by government measures of support, we moved out of Treasury Bills and back into corporate securities and commercial paper.

In an effort to compensate for lower yields, we purchased some longer-dated (higher-yielding) high-quality securities as opportunities occurred. Floating rate corporate and taxable municipal securities proved to be excellent investment vehicles for the Fund, especially in the current environment, as the LIBOR rates used in pricing these securities remain above the Federal Funds rate.

A focus on quality

We have emphasized investments of the highest credit quality this past year from all industries and sectors, and we intend to continue to do so going forward. Because banks have been particularly negatively affected by the financial crisis, we have been very selective in our investment in the banking sector. We have used floating rate securities this year, and we anticipate doing so in the coming fiscal year, pending future developments in the money markets. We have substituted short corporate notes for commercial paper, when possible, because the notes yield higher rates of return. We intend to continue to include U.S. Treasury and government agency securities in an effort to preserve the value of the Fund, as necessary.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation



Corporate Obligations 73.45%

Municipal Obligations 21.68%

United States Government and
  Government Agency Obligations 4.75%

Cash and Other Assets, Net of Liabilities 0.12%

Corporate Obligations	**73.45%**
Notes	56.72%
Commercial Paper (backed by irrevocable bank letter of credit)	8.02%
Notes (backed by irrevocable bank letter of credit)	4.39%
Commercial Paper	4.32%
Municipal Obligations	**21.68%**
United States Government and Government Agency Obligations	**4.75%**
Cash and Other Assets, Net of Liabilities	**0.12%**

ILLUSTRATION OF FUND EXPENSES
Cash Management

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,004.20	0.74%	$3.71
Class B**	$1,000	$1,001.00	1.37%	$6.90
Class C**	$1,000	$1,001.00	1.36%	$6.80
Based on 5% Return[2]				
Class A	$1,000	$1,021.38	0.74%	$3.74
Class B**	$1,000	$1,018.22	1.37%	$6.96
Class C**	$1,000	$1,018.25	1.36%	$6.86

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

**Class B and Class C are not available for direct investments.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

Cash Management (in thousands) SEPTEMBER 30, 2009

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
Corporacion Andina de Fomento:		
1.400%, 2–12–10	$21,300	$ 21,189
1.150%, 4–13–10	19,500	19,379
Kitty Hawk Funding Corp.:		
0.200%, 10–2–09	7,540	7,540
0.250%, 10–23–09	2,500	2,499
Straight-A Funding, LLC (Federal Financing Bank), 0.260%, 11–16–09	4,000	3,999
Total Commercial Paper – 4.32%		**54,606**
Commercial Paper (backed by irrevocable bank letter of credit)		
COFCO Capital Corp. (Rabobank Nederland), 0.720%, 10–20–09	64,125	64,100
River Fuel Company #2, Inc. (Bank of New York (The)), 0.260%, 10–30–09	18,157	18,153
River Fuel Funding Company #3, Inc. (Bank of New York (The)), 0.220%, 10–30–09	12,214	12,212
River Fuel Trust #1 (Bank of New York (The)), 0.220%, 10–30–09	6,848	6,847
Total Commercial Paper (backed by irrevocable bank letter of credit) – 8.02%		**101,312**
Master Note – 0.00%		
Toyota Motor Credit Corporation, 0.139%, 10–1–09 (A)	4	4
Notes		
3M Company, 7.139%, 12–14–09 (B)	61,500	62,036
American Honda Finance Corp.:		
0.846%, 10–29–09 (A)	27,500	27,246
0.872%, 11–5–09 (A)	7,500	7,442
0.514%, 11–9–09 (A)	10,600	10,489
0.814%, 11–9–09 (A)	5,000	4,990
1.950%, 11–16–09 (A)	21,500	21,500
0.475%, 11–20–09 (A)	3,800	3,789
Bank of America Corporation, 4.500%, 8–1–10	13,200	13,543
Bank of America Corporation (Federal Deposit Insurance Corporation), 0.330%, 12–14–09 (A)(C)	73,900	73,900
Bank of America, N.A.:		
1.059%, 11–12–09 (A)	28,000	27,805
0.657%, 1–22–10 (A)	12,800	12,800
Bear Stearns Companies Inc. (The) (JPMorgan Chase & Co.), 0.549%, 11–18–09 (A)	15,475	15,463
BellSouth Corporation (AT&T Inc.), 4.950%, 4–26–10 (A)	53,300	54,024
BP Capital Markets p.l.c., 0.419%, 12–11–09 (A)	17,100	17,100
Caterpillar Financial Services Corporation, 0.588%, 10–9–09 (A)	17,500	17,485

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Citibank, N.A. (Federal Deposit Insurance Corporation), 0.333%, 12–30–09 (A)(C)	$37,200	$ 37,200
Citigroup Funding Inc., 1.518%, 11–9–09 (A)	5,000	4,988
Citigroup Funding Inc. (Federal Deposit Insurance Corporation), 0.591%, 10–30–09 (A)(C)	19,100	19,100
Citigroup Inc.:		
4.125%, 2–22–10	4,280	4,325
4.625%, 8–3–10	7,000	7,145
Countrywide Financial Corporation, 4.500%, 6–15–10	5,500	5,627
Electronic Data Systems Corporation (Hewlett-Packard Company), 7.125%, 10–15–09	70,120	70,259
IBM International Group Capital LLC (International Business Machines Corporation), 0.627%, 11–27–09 (A)	11,000	11,000
John Deere Capital Corporation:		
0.803%, 10–16–09 (A)	19,400	19,384
0.837%, 11–27–09 (A)	7,500	7,486
JPMorgan Chase & Co.:		
0.781%, 11–19–09 (A)	4,000	3,997
7.625%, 12–7–09	29,700	29,935
0.365%, 12–29–09 (A)	7,500	7,482
Praxair Inc., 0.477%, 11–27–09 (A)	11,400	11,400
Procter & Gamble Company (The), 0.478%, 11–7–09 (A)	7,500	7,500
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)), 0.714%, 11–9–09 (A)	3,750	3,750
Rabobank Nederland, 0.440%, 11–16–09 (A)	7,500	7,500
Roche Holdings, Inc., 1.393%, 11–25–09 (A)	48,500	48,527
Toyota Motor Credit Corporation:		
1.334%, 12–3–09 (A)	3,500	3,500
1.342%, 12–18–09 (A)	30,000	30,000
Wells Fargo & Company, 4.200%, 1–15–10	7,000	7,040
Total Notes – 56.72%		**716,757**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corporation, Variable/Fixed Rate Taxable Demand Revenue Bonds, Series 2000 (Wachovia Bank, N.A.), 0.450%, 10–1–09 (A)	2,360	2,360
Don Greene Poultry, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 2003 (Wachovia Bank, N.A.), 0.450%, 10–1–09 (A)	7,200	7,200
EPC – Allentown, LLC, Incremental Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.), 0.450%, 10–1–09 (A)	8,640	8,640

Cash Management *(in thousands)*

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (backed by irrevocable bank letter of credit) (Continued)		
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, National Association), 1.000%, 10–1–09 (A)	$4,125	$ 4,125
The Academy of the New Church, Taxable Variable Rate Demand Bonds, Series 2008 (Wachovia Bank, N.A.), 0.350%, 10–1–09 (A)	20,000	20,000
Trap Rock Industries, Inc., Taxable Variable Demand Bonds, Series 2005 (Wachovia Bank, N.A.), 0.350%, 10–1–09 (A)	13,205	13,205
Total Notes (backed by irrevocable bank letter of credit) – 4.39%		**55,530**
TOTAL CORPORATE OBLIGATIONS – 73.45%		**$ 928,209**
(Cost: $928,209)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 6.01%		
California Health Facilities Financing Authority, Variable Rate Hospital Revenue Bonds (Adventist Health System/West), 1998 Series B (Bank of America, N.A.), 0.280%, 10–1–09 (A)	2,000	2,000
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997, (BP p.l.c.), 0.500%, 12–1–09 (A)	63,500	63,500
California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) Series C (JPMorgan Chase Bank), 0.300%, 10–1–09 (A)	10,425	10,425
		75,925
Colorado – 0.24%		
Castle Pines North Finance Corporation, Variable Rate Certificates of Participation, Series 2009 (Wells Fargo Bank, National Association), 0.300%, 10–1–09 (A)	3,075	3,075
Georgia – 1.78%		
Development Authority of Talbot County, Incremental Taxable Industrial Development Revenue Bonds (Junction City Mining Company, LLC Project), Series 2000 (Wachovia Bank, N.A.), 0.400%, 10–1–09 (A)	6,035	6,035
Habersham County Development Authority, Tax-Exempt Adjustable Mode, Industrial Development Revenue Bonds (Steelcell of North America, Inc. Project), Series 2009 (Bank of America, N.A.), 0.500%, 11–2–09 (A)	6,500	6,500

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia (Continued)		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series A and B, 1.000%, 12–2–09	$10,000	$ 10,000
		22,535
Illinois – 5.10%		
City of Chicago Illinois, Economic Development Revenue Bonds, Series 1992 (Crane Carton Company Project) (Bank of America, N.A.), 0.370%, 10–1–09 (A)	3,000	3,000
City of Chicago, General Obligation Tender Notes, Taxable Series 2009 (U.S. Bank N.A.), 1.340%, 7–8–10	22,500	22,500
State of Illinois, General Obligation Certificates of August, 2009, 2.000%, 6–10–10	26,000	26,164
State of Illinois, General Obligation Certificates of May, 2009, 4.000%, 4–26–10	12,600	12,787
		64,451
Indiana – 0.20%		
Indiana Finance Authority, Health System Revenue Bonds, Series 2009H (Sisters of St. Francis Health Services, Inc. Obligated Group) (JPMorgan Chase Bank), 0.270%, 10–1–09 (A)	2,535	2,535
Maryland – 0.64%		
Maryland Health and Higher Educational Facilities Authority, Revenue Bonds, Anne Arundel Health Systems Issue, Series 2009A (Wachovia Bank, N.A.), 0.350%, 10–1–09 (A)	8,085	8,085
Minnesota – 0.95%		
The Housing and Redevelopment Authority of the City of Saint Paul, Minnesota Health Care System Variable Rate Demand Revenue Bonds (Allina Health System), Series 2007B–1, 0.300%, 10–7–09 (A)	12,000	12,000
Mississippi – 1.89%		
Mississippi Business Finance Corporation, Adjustable Mode Industrial Development Revenue Bonds (Belk, Inc. Project), Series 2005 (Wachovia Bank, N.A.), 0.350%, 10–1–09 (A)	8,919	8,919
Mississippi Business Finance Corporation, Taxable Industrial Development Revenue Bonds, Series 2000 (Telapex, Inc. Project) (Wachovia Bank, N.A.), 0.350%, 10–1–09 (A)	15,000	15,000
		23,919

Cash Management *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Missouri – 0.81%		
City of Kansas City, Missouri, Variable Rate Demand Taxable Special Obligation Refunding Bonds (President Hotel Redevelopment Project), Series 2009B (JPMorgan Chase & Co.), 0.350%, 10–1–09 (A)	$ 7,000	$ 7,000
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (Ninth Street Garage Project), Series 2004B (Bank of America, N.A.), 0.370%, 10–1–09 (A)	3,265	3,265
		10,265
New York – 0.40%		
The City of New York, General Obligation Bonds, Fiscal 2006 Series E (Bank of America, N.A.), 0.330%, 10–1–09 (A)	5,000	5,000
Ohio – 0.87%		
County of Lucas, Ohio, Taxable Arena Improvement Notes, Series 2009, General Obligation Bond, Anticipation Notes, 1.750%, 7–22–10	11,000	11,022
Tennessee – 1.02%		
The Health and Educational Facilities Board of the Metropolitan Government of Nashville and Davidson County, Tennessee, Variable Rate Revenue and Refunding Bonds (Meharry Medical College Project), Series 1998 (Bank of America, N.A.), 0.370%, 10–1–09 (A)	3,460	3,460
The Public Building Authority of The County of Montgomery, Tennessee, Adjustable Rate Pooled Financing, Revenue Bonds, Series 2008 (Tennessee County Loan Pool) (Bank of America, N.A.), 0.300%, 10–1–09 (A)	9,370	9,370
		12,830
Washington – 0.66%		
Industrial Development Corporation of the Port of Bellingham (Washington), Environmental Facilities Industrial Revenue Bonds (BP West Coast Products LLC Project), Series 2003 (BP p.l.c.), 0.330%, 10–1–09 (A)	7,725	7,725
Washington State Housing Finance Commission, Variable Rate Demand Multifamily Mortgage Revenue Bonds (Lake Washington Apartments Project), Series 1996 (U.S. Bank N.A.), 0.350%, 10–1–09 (A)	630	630
		8,355
Wisconsin – 1.11%		
Wisconsin Health and Educational Facilities Authority, Variable Rate Revenue Bonds, Series 2008 (Aurora Health Care, Inc.) (U.S. Bank N.A.), 0.400%, 12–2–09	$14,000	$ 14,000
TOTAL MUNICIPAL OBLIGATIONS – 21.68%		**$ 273,997**
(Cost: $273,997)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Overseas Private Investment Corporation:		
0.220%, 11–16–09 (A)	13,244	13,244
0.220%, 11–16–09 (A)	6,000	6,000
0.220%, 12–15–09 (A)	11,000	11,000
0.220%, 12–22–09 (A)	3,382	3,382
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.549%, 10–15–09 (A)	26,436	26,436
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.75%		**$ 60,062**
(Cost: $60,062)		
TOTAL INVESTMENT SECURITIES – 99.88%		**$1,262,268**
(Cost: $1,262,268)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.12%		**1,499**
NET ASSETS – 100.00%		**$1,263,767**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $62,036 or 4.91% of net assets.

(C)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

For money market funds, the cost of investments for Federal income tax purposes is the same as the cost for financial statement purposes.

See Accompanying Notes to Financial Statements.

Global Bond Fund

 

Mark G. Beischel   Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Waddell & Reed Advisors Global Bond Fund, discuss the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. Mr. Vrabac, who has 30 years of industry experience, returned as co-manager on September 3, 2008, and had been a manager of the Fund from September 2000 through March 2007. Mr. Beischel has been a manager of the Fund for seven years and he has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2009	
Global Bond Fund (Class A shares at net asset value)	9.77%
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Dollar-Denominated Universal Index (reflects the performance of securities generally representing the world's bond markets)	10.90%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.61%

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

The fiscal year amounted to a tale of two different halves that led to respectable performance for the Fund, although we lagged the benchmark index. From September 2008 through the middle of December 2008, all risky assets widened to historical levels due to the massive deleveraging/liquidation that was occurring in the credit markets, primarily due to the Lehman Brothers bankruptcy. From December 2008 through September 2009, the credit markets began the healing process and there was a massive rally in credit. The Fund was able to add opportunistically to credit during this time period and was able to participate favorably in the positive environment. With the tremendous volatility in the foreign currency markets over the past 12 months, the Fund's exposure was hedged back into the U.S. dollar as the uncertainty of the different outcomes led us to reduce our risk in this market. This risk reduction may have contributed to our underperformance compared with the benchmark, but we believe our caution was warranted in an uncertain environment.

Massive deleveraging and recovery

At the start of the fiscal year, the Lehman Brothers bankruptcy created a vacuum in the global credit markets. Investors who had borrowed heavily the past few years to boost assets under management were forced by rapidly declining prices to sell assets in order to repay loans – exacerbating the market declines. With investors becoming extremely risk averse, there were no natural bidders for this deleveraging process. The Federal Reserve had to step in with numerous programs that helped to support the various markets to lessen the pain of this process. These programs proved to have been successful as the credit market spreads peaked in December 2008 and have narrowed consistently over the following nine months.

The dramatic recovery in the financial markets seen since the market lows has in part been a function of aggressive responses from policymakers, including interest rate cuts, quantitative easing and fiscal spending. Adding to this improvement in credit conditions is the fading fears of investors that the global economy may be heading into the second Great Depression. With the macro themes that have been impacting corporate and consumer behavior over the fiscal year still intact, the concerns now focus toward potential economic growth and whether that growth can be sustained. The past practice of massive borrowing to finance consumption has abruptly ended and now banks, businesses and consumers have started the slow process of deleveraging. We believe he result will be lower final demand in the mature markets. We feel this slower economic growth is likely to reduce the economy's ability to absorb the high level of unemployment. The bond market's conviction toward a strong economic scenario is evident in the absolute levels in spreads, yet the economic situation is very different from the pre-Lehman Brothers-collapse environment. The market seems to be priced for a V-shaped recovery, even though consumer debt levels remain extremely high and bank balance sheets are still overly extended.

Flexibility moderates volatility

With the Fund, our strategy is to continue to seek opportunities to reduce volatility in the portfolio. It all starts with our intensive credit analysis, which strives to take into consideration how companies will perform in multiple economic scenarios. We are maintaining a low duration strategy, as we feel it allows us a higher degree of certainty regarding the companies in which we can invest. By maintaining a shorter duration, it increases the turnover of the portfolio. We believe this has the potential to benefit the investor three-fold: It can lessen the overall sensitivity to the deterioration in the credit market; It can allow the portfolio to reinvest the maturing paper at more attractive yields; and it can provide greater protection against the risk of inflation and higher interest rates. We continue to focus on maintaining proper diversification within the Fund. We have the opportunity to invest in different securities, sectors, countries and currencies. Given the extreme volatility and uncertainty regarding markets and the dollar, we have now hedged all but about 90 percent of the Fund's currency exposure back into the U.S. dollar. As of September 30, 2009, the Fund has a 4.5 percent exposure in the Chinese renminbi and has a 5.5 percent short position in the Swedish krona. The Chinese government is already diversifying away from the U.S. dollar through direct investments as well as currency swaps with other countries. In our opinion this should bode well for the renminbi versus the U.S. dollar. Our view on the krona is that it will depreciate as the Baltic region growth continues to remain anemic from the withdrawal of easy credit in that particular region.

Outlook

We feel the massive overleveraging of the U.S. consumer and financial sector is likely going to take time to unwind. We are maintaining a cautious outlook and investment policy. The unemployment situation in the U.S. is highly problematic and, coupled with the massive deleveraging and loss of wealth, any sustained strong recovery is not imminent in our view. It is too early to judge the efficacy of all the current government programs in place, and the private sector is nowhere near serving as the catalyst for growth. The big unknown is how the markets will react to the removal of fiscal and monetary support from the various governments. An exit strategy that comes too soon risks relapsing into deflation, and if it comes too late may eventually lead to a fiscal crisis and an inflationary recession.

Our biggest concern overseas is with China (slowdowns in Europe and the UK are already fairly well-known). There is growing evidence that the export slowdown is uncovering rather large problems in the Chinese banking system. However, China has strong reserves with which to tackle the problem. Unfortunately, banking problems may continue to have a negative impact on their growth rate. The question surrounding a greater-than-expected decline in Chinese growth is how much it would impact the rest of the world. If China is forced to use reserves domestically instead of investing them in U.S. Treasuries, the impact on U.S. interest rates could be detrimental. Adding to that, the continued destruction of the Fed's balance sheet and the expanding Federal deficits coming from all of the bailouts could very possibly call into question the market's commitment to the dollar. As we look toward the new fiscal period, we are maintaining a cautious outlook and investment policy.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk, so the Fund's net asset value may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Asset Allocation



Bonds 95.09%

Cash and Cash Equivalents 4.91%

Bonds	**95.09%**
Corporate Debt Securities	66.23%
United States Government and Government Agency Obligations	18.17%
Other Government Securities	9.80%
Senior Loans	0.89%
Cash and Cash Equivalents	**4.91%**

Quality Weightings



Investment Grade 70.79%

Non-Investment Grade 24.30%

Cash and Cash Equivalents 4.91%

Investment Grade	**70.79%**
AAA	25.60%
AA	1.43%
A	7.77%
BBB	35.99%
Non-Investment Grade	**24.30%**
BB	16.69%
B	6.55%
Below B	1.06%
Cash and Cash Equivalents	**4.91%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	95/131	72
3 Year	50/95	53
5 Year	30/81	37
10 Year	38/51	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Bond Portfolio Characteristics

Average maturity	3.2 years
Effective duration	1.8 years
Weighted average bond rating	A-

Country Weightings



North America 55.67%
Europe 18.43%
Pacific Basin 9.26%
South America 7.46%
Other 2.98%
Bahamas/Caribbean 1.29%
Cash and Cash Equivalents 4.91%

North America	**55.67%**
United States	44.56%
Canada	7.94%
Other North America[1]	3.17%
Europe	**18.43%**
United Kingdom	8.08%
Russia	4.82%
Other Europe[2]	5.53%
Pacific Basin[3]	**9.26%**
South America	**7.46%**
Brazil	5.09%
Other South America[4]	2.37%
Other[5]	**2.98%**
Bahamas/Caribbean[6]	**1.29%**
Cash and Cash Equivalents	**4.91%**

(1)Includes 3.17% Mexico.

(2)Includes 0.63% France, 0.78% Germany, 0.66% Greece, 0.38% Italy, 0.39% Luxembourg, 2.38% Norway and 0.31% Poland.

(3)Includes 0.27% Australia, 0.68% China, 2.28% Hong Kong, 2.21% India, 1.48% Indonesia, 0.16% Japan, 0.25% Malaysia, 0.84% Singapore and 1.09% South Korea.

(4)Includes 1.18% Argentina and 1.19% Chile.

(5)Includes 0.48% Qatar, 1.56% Supranational and 0.94% United Arab Emirates.

(6)Includes 0.31% Bahamas, 0.43% Bermuda, 0.09% British Virgin Islands and 0.46% Cayman Islands.

Global Bond Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Global Bond Fund, Class A Shares(1) $15,466
Barclays Capital U.S. Dollar-Denominated Universal Index $18,636
Lipper Global Income Funds Universe Average $17,981
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-09	3.45%	5.03%	8.88%	10.51%
5-year period ended 9-30-09	4.50%	4.57%	4.80%	6.22%
10-year period ended 9-30-09	4.46%	—	—	5.50%
Since inception of Class(3) through 9-30-09	—	4.05%	4.08%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)10-6-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Performance data quoted represents periods prior to changes in the Fund's name, strategies and policies (effective September 18, 2000). Prior to September 18, 2000, the Fund sought to achieve its goals by investing primarily in junk bonds, with minimal investment in foreign securities. Accordingly, the performance information above for periods prior to that date reflects the operation of the Fund under its former investment strategies and related policies.

Global Bond Fund

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,108.00	1.22%	$ 6.43
Class B	$1,000	$1,105.50	2.21%	$11.69
Class C	$1,000	$1,106.40	2.06%	$10.85
Class Y	$1,000	$1,113.60	0.82%	$ 4.33
Based on 5% Return[2]				
Class A	$1,000	$1,018.96	1.22%	$ 6.16
Class B	$1,000	$1,014.00	2.21%	$11.18
Class C	$1,000	$1,014.76	2.06%	$10.38
Class Y	$1,000	$1,020.95	0.82%	$ 4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2009

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.09%		
BAE Systems Holdings Inc., 4.750%, 8–15–10 (A)	$6,000	$ 6,101
Raytheon Company, 5.375%, 4–1–13	1,000	1,095
		7,196
Agricultural Products – 0.85%		
Bunge Limited Finance Corp.:		
7.800%, 10–15–12	4,000	4,366
5.350%, 4–15–14	1,200	1,245
		5,611
Agriculture – 0.87%		
Ciliandra Perkasa Finance Company Pte. Ltd., 10.750%, 12–8–11	3,000	3,060
Cosan S.A. Industria e Comercio, 8.250%, 11–15–19	1,200	1,056
IOI Resources (L) Berhad, Convertible, 0.000%, 1–15–13 (B)	1,700	1,656
		5,772
Air Freight & Logistics – 0.05%		
FedEx Corporation, 7.375%, 1–15–14	300	338
Banking – 2.73%		
Banco BMG S.A.:		
8.750%, 7–1–10 (C)	667	677
8.750%, 7–1–10	544	552
9.150%, 1–15–16	500	523
9.150%, 1–15–16 (C)	500	523
Banco Cruzeiro do Sul, 9.375%, 9–26–11	2,080	2,122
Bank of Tokyo-Mitsubishi, Ltd. (The), 8.400%, 4–15–10	1,000	1,031
Export-Import Bank of Korea (The), 5.500%, 10–17–12	5,000	5,275
Hongkong and Shanghai Banking Corporation (The), 5.000%, 8–29–49 (D)	2,500	2,219
Industrial Development Bank of India Ltd., 5.125%, 12–23–09	1,800	1,804
Russian Standard Bank, 7.500%, 10–7–10	1,500	1,421
VTB Capital S.A., 6.609%, 10–31–12 (C)	2,000	2,000
		18,147
Beverage / Bottling – 2.53%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (E)	BRL6,050	3,244
Companhia Brasileira de Bebidas, 10.500%, 12–15–11	$2,000	2,340
Miller Brewing Company, 5.500%, 8–15–13	3,300	3,490
Molson Coors Capital Finance, 4.850%, 9–22–10	2,000	2,067
PepsiAmericas, Inc., 5.750%, 7–31–12	2,200	2,418
SABMiller plc, 5.700%, 1–15–14	3,000	3,240
		16,799
Building Products – 0.39%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	$2,650	$ 2,604
Cable / Media – 0.29%		
Rogers Wireless Inc., 8.000%, 12–15–12	1,850	1,901
Coal & Consumable Fuels – 0.61%		
Peabody Energy Corporation, 6.875%, 3–15–13	4,000	4,040
Communications Equipment – 0.33%		
Reliance Communications Limited, Convertible, 0.000%, 3–1–12 (B)	2,100	2,189
Conglomerate / Diversified Mfg – 1.26%		
Bombardier Inc., 6.750%, 5–1–12 (C)	6,000	6,030
Ingersoll-Rand Global Holding Company Limited, 6.000%, 8–15–13	2,125	2,278
		8,308
Construction Business – 1.13%		
Odebrecht Finance Ltd.:		
9.625%, 4–9–14 (C)	6,000	6,960
7.500%, 10–18–17	524	534
		7,494
Consumer Products – 0.72%		
Clorox Company (The), 5.450%, 10–15–12	385	413
Coca-Cola HBC Finance B.V., 5.500%, 9–17–15	3,900	4,333
		4,746
Consumer Products / Tobacco – 0.31%		
Central European Distribution Corporation, 8.000%, 7–25–12 (A)(E)	EUR1,360	2,020
Distillers & Vintners – 0.81%		
Diageo Capital plc, 5.200%, 1–30–13	$5,000	5,360
Diversified Banks – 0.93%		
ICICI Bank Limited:		
5.750%, 1–12–12 (C)	3,000	3,039
6.625%, 10–3–12 (C)	3,000	3,090
		6,129
Diversified Chemicals – 0.17%		
Dow Chemical Company (The), 7.600%, 5–15–14	1,000	1,107
Diversified Metals & Mining – 0.27%		
BHP Billiton Finance (USA) Limited, 8.500%, 12–1–12	1,500	1,790
Diversified Telecom – 0.08%		
Telefonica de Argentina S.A., 9.125%, 11–7–10	500	520

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric – 5.22%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	$3,000	$ 3,110
5.620%, 10–25–12 (C)	3,000	3,110
Aquila, Inc.,		
11.875%, 7–1–12 (D)	2,500	2,887
DPL Inc.,		
6.875%, 9–1–11	1,500	1,616
ENEL Finance International S.A.,		
3.875%, 10–7–14 (A)	2,500	2,493
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,312	1,379
Korea Southern Power Co., Ltd.,		
5.375%, 4–18–13 (C)	2,000	1,977
NorthWestern Corporation,		
5.875%, 11–1–14	2,500	2,635
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	1,086
PPL Energy Supply, LLC:		
6.400%, 11–1–11	5,300	5,681
6.300%, 7–15–13	700	752
TransAlta Corporation,		
5.750%, 12–15–13	3,500	3,669
UtiliCorp United Inc.,		
7.950%, 2–1–11	3,900	4,098
		34,493
Electric Utilities – 0.83%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (C)	5,000	5,509
Electronics – 0.45%		
STATS ChipPAC Ltd.,		
7.500%, 7–19–10	2,983	3,009
Energy – 1.26%		
China Petroleum & Chemical Corporation, Convertible,		
0.000%, 4–24–14 (B)(E)	HKD15,200	2,143
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (C)	$2,500	2,375
Seadrill Ltd., Convertible,		
3.625%, 11–8–12	3,100	2,846
Subsea 7 Inc., Convertible,		
0.000%, 6–29–17 (B)	1,000	973
		8,337
Environmental & Facilities Services – 0.62%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,000	4,130
Finance Companies – 1.69%		
C5 Capital (SPV) Limited:		
6.196%, 12–31–49 (C)(D)	4,500	3,491
6.196%, 12–31–49 (D)	750	582
Diageo Finance B.V.,		
5.500%, 4–1–13	1,000	1,087
ISA Capital do Brasil S.A.:		
7.875%, 1–30–12 (C)	3,000	3,150
7.875%, 1–30–12	250	263

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Finance Companies (Continued)		
SLM Corporation,		
0.123%, 4–1–14 (D)	$2,500	$ 1,624
Toyota Motor Credit Corporation,		
0.730%, 1–18–15 (D)	1,000	987
		11,184
Food Processors – 1.49%		
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13	6,000	6,256
Cargill, Inc.,		
6.375%, 6–1–12 (C)	3,370	3,668
		9,924
Forest Products – 0.84%		
Sino-Forest Corporation,		
10.250%, 7–28–14 (C)	5,250	5,539
Gas – Local Distribution – 2.27%		
AGL Capital Corporation,		
7.125%, 1–14–11	5,000	5,260
DCP Midstream, LLC,		
9.700%, 12–1–13 (C)	5,000	5,787
National Fuel Gas Company,		
6.700%, 11–21–11	3,700	3,981
		15,028
Gas Pipe Lines – 2.62%		
KeySpan Corporation,		
7.625%, 11–15–10	2,905	3,057
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (C)	6,000	6,310
Plains All American Pipeline, L.P., PAA Finance Corp.:		
7.750%, 10–15–12	2,900	3,239
5.625%, 12–15–13	400	416
TransCapitalInvest Limited,		
6.103%, 6–27–12 (C)	2,000	2,050
Transneft,		
6.103%, 6–27–12	500	513
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17 (C)	2,000	1,720
		17,305
Health Care Facilities – 1.20%		
HCA Inc.:		
6.750%, 7–15–13	2,200	2,107
9.125%, 11–15–14	2,775	2,865
HealthSouth Corporation,		
10.750%, 6–15–16	2,775	3,011
		7,983
Health Care Facilities / Supplies – 0.05%		
DASA Finance Corporation,		
8.750%, 5–29–18	300	318
Hotels, Resorts & Cruise Lines – 0.75%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	4,872	4,982

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2009

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Household Appliances – 0.56%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	$2,000	$ 1,860
6.500%, 12–15–15 (A)	2,000	1,860
		3,720
Industrial – Other – 0.64%		
CCL Finance Limited,		
9.500%, 8–15–14 (C)	4,000	4,250
Investment Banking & Brokerage – 0.14%		
Morgan Stanley,		
0.570%, 5–1–14 (D)	1,000	907
Metals / Mining – 6.51%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	3,600	3,492
Anglo American Capital plc,		
9.375%, 4–8–14 (C)	5,000	5,825
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	4,900	4,862
Raspadskaya Securities Limited,		
7.500%, 5–22–12	1,750	1,706
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	6,750	7,967
Teck Resources Limited,		
9.750%, 5–15–14	6,000	6,599
Vedanta Resources plc:		
6.625%, 2–22–10 (C)	2,500	2,525
6.625%, 2–22–10	1,850	1,869
8.750%, 1–15–14	2,000	1,995
Xstrata plc,		
8.375%, 2–15–11	5,850	6,303
		43,143
Multi-Utilities – 0.79%		
Black Hills Corporation,		
6.500%, 5–15–13	5,000	5,251
Office Electronics – 0.62%		
Xerox Corporation:		
7.125%, 6–15–10	3,000	3,089
5.500%, 5–15–12	1,000	1,049
		4,138
Oil & Gas – 2.47%		
Cenovus Energy Inc.,		
4.500%, 9–15–14 (A)	2,000	2,044
Petroleum Geo-Services ASA, Convertible,		
2.700%, 12–3–12	6,000	4,993
Premcor Refining Group Inc. (The),		
6.750%, 5–1–14	1,500	1,474
Ras Laffan liquefied Natural Gas Co. Ltd.,		
5.500%, 9–30–14 (C)	3,000	3,186
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,701
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	1,975
		16,373

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.43%		
Smith International, Inc.,		
8.625%, 3–15–14	$2,500	$ 2,872
Oil & Gas Exploration & Production – 0.16%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	1,000	1,074
Oil & Gas Storage & Transportation – 1.18%		
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	3,100	3,270
Northern Border Partners, L.P.,		
8.875%, 6–15–10	3,500	3,682
ONEOK Partners, L.P.,		
5.900%, 4–1–12	865	911
		7,863
Oilfield Machinery & Service – 1.23%		
Frontier Oil Corporation,		
6.625%, 10–1–11	2,780	2,780
Weatherford International, Inc.,		
5.950%, 6–15–12	5,000	5,362
		8,142
Paper / Forest Products – 2.89%		
Celulosa Arauco y Constitucion S.A.:		
8.625%, 8–15–10	2,350	2,461
7.750%, 9–13–11	3,750	4,043
Empire Capital Resources Pte. Ltd.,		
9.375%, 12–15–11 (C)	2,500	2,550
International Paper Company,		
7.400%, 6–15–14	5,350	5,891
Weyerhaeuser Company,		
6.750%, 3–15–12	4,000	4,167
		19,112
Publishing – 0.78%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13 (C)	3,000	3,121
5.500%, 5–6–13	2,000	2,081
		5,202
Railroads – 1.25%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	4,500	4,885
Kansas City Southern de Mexico, S.A. de C.V.,		
7.375%, 6–1–14	3,500	3,395
		8,280
Restaurants – 0.23%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (A)	1,500	1,493
Retail Stores – Other – 0.46%		
Parkson Retail Group Limited,		
7.125%, 5–30–12	3,000	3,057
Service – Other – 0.88%		
Waste Management, Inc.,		
7.375%, 8–1–10	5,575	5,838

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel – 0.97%		
ArcelorMittal,		
9.000%, 2–15–15	$2,250	$ 2,588
Evraz Group S.A.,		
8.875%, 4–24–13 (C).................	4,000	3,820
		6,408
Technology – 0.70%		
L–3 Communications Corporation,		
7.625%, 6–15–12	4,500	4,562
Tobacco – 0.26%		
B.A.T. International Finance p.l.c,		
8.125%, 11–15–13 (C)................	1,500	1,722
Trading Companies & Distributors – 1.51%		
Noble Group Limited:		
8.500%, 5–30–13 (C).................	6,900	7,469
6.625%, 3–17–15 (C).................	2,500	2,550
		10,019
Transportation – 0.43%		
PB Issuer Limited, Convertible,		
3.300%, 2–1–13	3,000	2,820
Transportation – Other – 0.31%		
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	2,350	2,062
Trucking & Shipping – 0.13%		
Arpeni Pratama Ocean Line Investment B.V.,		
8.750%, 5–3–13 (C).................	1,250	875
Utilities – 3.29%		
CESP – Companhia Energetica de Sao Paulo:		
9.750%, 1–15–15 (A)(E)...............	BRL6,400	4,230
9.750%, 1–15–15 (E)	4,500	3,004
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16 (C)................	$2,000	1,460
8.875%, 12–15–16	1,000	730
Hidroelectrica El Chocon S.A.,		
4.124%, 9–15–11 (D).................	2,125	1,488
Hidroelectrica Piedra del Aguila S.A.,		
9.000%, 7–11–17 (A).................	500	410
Majapahit Holding B.V.,		
7.250%, 10–17–11 (A)...............	1,000	1,040
NiSource Finance Corp.,		
7.875%, 11–15–10	5,000	5,260
Veolia Environment,		
5.250%, 6–3–13	4,000	4,195
		21,817
Wireless Telecommunication Service – 2.70%		
America Movil, S.A. de C.V.,		
5.500%, 3–1–14	3,000	3,137
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	3,500	3,644
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (E).................	RUB115,000	3,791

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Open Joint Stock Company "Vimpel-Communications",		
8.000%, 2–11–10	$3,125	$ 3,188
Sprint Capital Corporation,		
7.625%, 1–30–11	2,000	2,048
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (C)	2,000	2,080
		17,888
TOTAL CORPORATE DEBT SECURITIES – 66.23%		**$438,700**
(Cost: $423,469)		
OTHER GOVERNMENT SECURITIES		
Canada – 2.65%		
Canadian Government Bonds:		
4.000%, 9–1–10 (E).................	CAD10,000	9,635
3.750%, 6–1–12 (E)..................	8,000	7,863
		17,498
Germany – 0.78%		
Bundesobligation,		
3.250%, 4–9–10 (E)..................	EUR3,500	5,193
Mexico – 0.72%		
United Mexican States Government Bonds,		
9.000%, 12–24–09 (E)................	MXN62,500	4,790
Norway – 1.48%		
Norway Government Bonds,		
6.000%, 5–16–11 (E).................	NOK53,800	9,788
Russia – 0.33%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (E)..................	RUB65,000	2,075
Russian Federation,		
8.250%, 3–31–10 (C)	$111	114
		2,189
Supranational – 1.56%		
CENTRAL AMERICAN BANK FOR ECONOMIC INTEGRATION:		
4.875%, 1–15–12 (A)	4,500	4,583
4.875%, 1–15–12	1,500	1,528
Corporacion Andina de Fomento,		
7.375%, 1–18–11	2,500	2,644
European Bank for Reconstruction and Development,		
6.500%, 12–20–10 (E)................	RUB50,000	1,601
		10,356
United Kingdom – 2.28%		
United Kingdom Treasury,		
4.250%, 3–7–11 (E)..................	GBP9,000	15,072
TOTAL OTHER GOVERNMENT SECURITIES – 9.80%		**$ 64,886**
(Cost: $71,602)		

Global Bond Fund (in thousands) SEPTEMBER 30, 2009

SENIOR LOANS – 0.89%	Principal	Value
Consumer Products		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (D)	$5,775	$ 5,869
(Cost: $5,727)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 7.13%	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
4.500%, 8–15–17	943	36
5.000%, 5–15–18	1,168	128
5.000%, 4–15–19	128	10
5.000%, 4–15–19	62	6
5.000%, 11–15–22	236	18
5.500%, 3–15–23	110	12
5.000%, 4–15–23	223	1
5.000%, 5–15–23	110	7
5.000%, 8–15–23	86	6
5.500%, 11–15–23	5	—*
5.500%, 2–15–24	896	60
5.000%, 6–15–24	1,878	27
5.000%, 9–15–24	144	1
5.500%, 9–15–24	54	—*
5.500%, 4–15–25	625	38
5.500%, 4–15–25	21	—*
5.000%, 9–15–25	177	3
5.500%, 10–15–25	1,286	146
5.000%, 2–15–26	713	12
5.000%, 4–15–26	518	11
5.000%, 10–15–28	446	27
5.000%, 8–15–30	3,778	187
5.000%, 10–15–30	1,250	145
5.500%, 3–15–31	102	8
5.500%, 10–15–32	2,706	275
5.500%, 1–15–33	676	80
5.500%, 5–15–33	2,025	243
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.500%, 10–1–35	8,742	8,878
Federal National Mortgage Association Agency REMIC/CMO,		
5.000%, 2–25–35	7,115	7,384
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.500%, 11–25–17	29	—*
5.000%, 5–25–22	64	5
5.000%, 6–25–22	7,411	578
4.000%, 7–15–23	24,936	3,102
5.000%, 7–25–23	15,057	1,482
5.000%, 8–25–23	487	34
4.000%, 12–15–23	9,258	1,229
4.000%, 2–15–24	3,046	403
4.000%, 4–15–24	11,568	1,481
5.500%, 9–25–25	4	—*
4.500%, 4–25–30	656	50
5.000%, 9–25–30	630	41
5.000%, 3–25–31	1,928	157
5.000%, 8–15–31	1,031	129
5.500%, 1–25–33	7,293	971
5.500%, 6–25–33	141	16

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F) (Continued)		
5.000%, 8–25–33	$10,371	$ 1,437
5.500%, 12–25–33	2,492	304
5.500%, 8–25–35	1,289	179
5.500%, 11–25–36	2,821	372
6.500%, 7–15–37	1,970	375
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 11–1–22	2,836	3,028
5.000%, 8–1–23	3,870	4,063
5.000%, 7–1–34	2,897	3,004
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	5,346	641
5.000%, 6–16–29	2,000	84
5.000%, 10–20–32	500	81
7.000%, 5–20–33	1,795	320
5.500%, 7–16–33	756	96
5.000%, 7–20–33	1,824	148
6.000%, 9–16–33	5,503	660
5.500%, 11–20–33	267	26
5.500%, 6–20–35	255	28
5.500%, 7–20–35	632	61
5.500%, 10–16–35	608	72
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	4,607	4,827
(Cost: $51,333)		$ 47,233

UNITED STATES GOVERNMENT OBLIGATIONS – 11.04%		
Treasury Obligations		
United States Treasury Notes:		
4.500%, 9–30–11	7,500	8,027
1.125%, 12–15–11	65,000	65,082
(Cost: $72,334)		$ 73,109

SHORT-TERM SECURITIES		
Commercial Paper – 5.09%		
Clorox Co.:		
0.300%, 10–19–09	3,000	3,000
0.280%, 10–21–09	6,500	6,498
Coca-Cola Company (The),		
0.140%, 11–9–09	2,000	2,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.320%, 10–22–09	5,000	4,999
Kellogg Co.,		
0.200%, 10–13–09	5,000	5,000
McCormick & Co. Inc.,		
0.270%, 11–23–09	5,000	4,998
Sara Lee Corporation:		
0.100%, 10–1–09	2,311	2,311
0.250%, 10–2–09	5,000	5,000
		33,806

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable bank letter of credit) – 0.92%		
River Fuel Trust #1 (Bank of New York (The)), 0.300%, 10–30–09	$6,000	$ 5,998
Master Note – 0.24%		
Toyota Motor Credit Corporation, 0.139%, 10–1–09 (D).	1,596	1,596
Municipal Obligations – 0.76%		
New York State Housing Finance Agency, Archstone Westbury Housing Revenue Bonds, Series A (Bank of America, N.A.), 0.320%, 10–1–09 (D).	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 7.01%		$ 46,400
(Cost: $46,400)		
TOTAL INVESTMENT SECURITIES – 102.10%		$676,197
(Cost: $670,865)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.10%)		(13,935)
NET ASSETS – 100.00%		$662,262

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2009:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Citibank, N.A.	16,400	12–7–09	$—	$1,066
Sell	British Pound	Citibank, N.A.	9,600	11–16–09	—	790
Sell	Canadian Dollar	Bank of America NT & SA	28,300	6–23–10	—	1,762
Buy	Chinese Yuan Renminbi	Bank of America NT & SA	42,700	4–15–11	109	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	129,300	9–19–11	189	—
Sell	Mexican Peso	Royal Bank of Scotland	68,243	11–17–09	—	23
Sell	Norwegian Krone	Citibank, N.A.	56,000	6–24–10	—	1,108
Sell	Swedish Krona	Bank of America NT & SA	267,600	6–9–10	—	3,103
Sell	Swiss Franc	Bank of America NT & SA	31,500	6–28–10	—	1,649
					$298	$9,501

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $26,274 or 3.97% of net assets.

(B) Zero coupon bond.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $108,552 or 16.39% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, EUR – Euro, GBP – British Pound, HKD – Hong Kong Dollar, MXN – Mexican Peso, NOK – Norwegian Krone and RUB – Russian Ruble).

(F) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Notes to Schedule of Investments (Continued)

Country Diversification

(as a % of net assets)	
United States	44.56%
United Kingdom	8.08%
Canada	7.94%
Brazil	5.09%
Russia	4.82%
Mexico	3.17%
Norway	2.38%
Hong Kong	2.28%
India	2.21%
Supranational	1.56%
Indonesia	1.48%
Chile	1.19%
Argentina	1.18%
South Korea	1.09%
United Arab Emirates	0.94%
Singapore	0.84%
Germany	0.78%
China	0.68%
Greece	0.66%
France	0.63%
Qatar	0.48%
Cayman Islands	0.46%
Bermuda	0.43%
Luxembourg	0.39%
Italy	0.38%
Poland	0.31%
Bahamas	0.31%
Australia	0.27%
Malaysia	0.25%
Japan	0.16%
British Virgin Islands	0.09%
Other+	4.91%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$670,865
Gross unrealized appreciation	25,030
Gross unrealized depreciation	(19,698)
Net unrealized appreciation	$ 5,332

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Government Securities Fund

(UNAUDITED)



Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. He has managed the Fund for one year and he has 23 years of industry experience.

Mark Otterstrom

Fiscal Year Performance

For the 12 Months Ended September 30, 2009

Government Securities Fund (Class A shares at net asset value)	6.05%
Benchmark(s) and/or Lipper Category	
Citigroup Treasury/Govt Sponsored/Mortgage Bond Index (reflects the performance of securities generally representing the government bond market)	8.19%
Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.57%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Confidence in government stimulus

The fiscal year brought some dramatic changes throughout the financial markets. At the end of 2008, we felt the Fund was well positioned to take advantage of the market's turmoil. We were overweight in Treasury bonds and agency debentures at a time when spread product greatly underperformed. We had lengthened our duration and benefited from the rally in long Treasury yields experienced at the end of last year.

That all changed in early 2009. By the end of the first calendar quarter of the year, market participants had become convinced that the Federal Reserve monetary policies and the Treasury Department's fiscal stimulus had helped establish a level of financial stability not seen in more than a year. Within six months, Treasury bond yields returned to their pre-crisis levels. The Fund's duration was too long, which led to underperformance during the period. In addition to keeping the Federal Funds rate near zero, the Fed began several quantitative easing programs. One of these programs was directly purchasing agency-backed mortgage pools, and was designed to keep home mortgage rates low and help to stabilize the collapsing residential real-estate markets. This direct purchasing program significantly lowered the spreads between agency-backed mortgage pools and Treasury bonds. The Fund was underweight in this asset class during a period of rapid price appreciation. Our Lipper peer group generally was overweight in this asset class and thus realized higher returns. The benchmark index was also significantly overweight in the agency-backed mortgage pool asset class.

Soaring bond market volatility

The market's turbulence last year provided significant challenges for bond fund managers. Bond market volatility soared at the end of last year and has not yet returned to pre-crisis levels. A massive amount of fiscal and monetary stimulus was pumped into the system at the end of 2008 and in early 2009. The Fed has more than doubled the size of its balance sheet as it purchased a broad range of securities, adding much-needed liquidity into the U.S. banking system. There also was a massive flight to quality trade that occurred during that period. Cash flows into the Fund were very healthy during the fourth calendar quarter of 2008 as investors sought security. Return of capital became much more important to investors than return on capital.

The driving forces behind the Fund's performance are duration management and sector selection. We were very concerned about the size of the Treasury bond auctions that were in the pipeline for this year and several years to come. We had shortened our duration by mid–2009, in front of the slate of new Treasury auctions. The aggressive yields received at the Fed's auction at the end of the June 2009 auction surprised many market participants. Throughout the summer it became apparent that the worldwide fiscal and monetary easing was having an effect on bond yields. The liquidity that has been pumped into the system appears to be finding its way into both equity and bond investment vehicles.

Growing demand for other asset classes

There is a very strong demand for bonds in the market today. As economies worldwide begin their recoveries and monetary policies become less accommodative, we expect to see these extraordinary measures having a reduced influence on the fixed-income markets. As demand for other asset classes continues to grow, we may see a reduction in the demand for Treasury bonds – even as the U.S. continues its healthy supply of new issuance. We could potentially begin to see these relatively low Treasury bond yields come under pressure.

Being focused on Treasury bonds and FDIC insured bonds at the end of last year helped the Fund to ride out a very turbulent investment cycle. Under normal market conditions, Treasury bonds will play a smaller role in our total returns. The Fund was underweight in mortgage pools during a period of very strong returns on this asset class. Even with the Fed slowing its purchase of new mortgage pools, the demand for these securities remains strong. They offer stable income and provide a versatile duration management tool. We anticipate that agency-backed mortgage securities could play a bigger role in the Fund going forward.

Our outlook

While long duration funds have benefited from the recent rally in Treasury yields, we believe the biggest challenge going forward will be to preserve the recent gains we have seen. Growing fiscal deficits likely will require the Treasury to continually increase the size of the Treasury bond auctions. These auctions have been well received with significant purchase made by foreign investors. With supply of new bonds growing and weakness in the dollar emerging, we believe this reliance of foreign purchases is likely to provide a major vulnerability to the current Treasury bond yields.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae) are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U. S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Asset Allocation



Bonds 97.25%

Cash and Cash Equivalents 2.75%

Bonds	**97.25%**
United States Government and Government Agency Obligations	94.89%
Corporate Debt Securities[1]	2.36%
Cash and Cash Equivalents	**2.75%**

(1)Securities are fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	107/145	74
3 Year	72/130	55
5 Year	55/117	47
10 Year	40/79	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 97.25%

Cash and Cash Equivalents 2.75%

Investment Grade	**97.25%**
AAA	95.84%
AA	1.41%
Cash and Cash Equivalents	**2.75%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	5.1 years
Effective duration	3.4 years
Weighted average bond rating	AAA

Government Securities Fund

(UNAUDITED)


Government Securities Fund, Class A Shares(1) $15,566
Citigroup Treasury/Govt Sponsored/Mortgage Bond Index $18,119
Lipper General U.S. Government Funds Universe Average $16,459
$30,000
$20,000
$10,000
$0
3-31 2000
9-30 2000
9-30 2001
9-30 2002
9-30 2003
9-30 2004
9-30 2005
9-30 2006
9-30 2007
9-30 2008
9-30 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-09	1.54%	1.08%	5.19%	6.36%
5-year period ended 9-30-09	3.30%	3.06%	3.32%	4.58%
10-year period ended 9-30-09	4.75%	—	—	5.58%
Since inception of Class[3] through 9-30-09	—	4.28%	4.37%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)10-4-99 for Class B shares and 10–8–99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Government Securities Fund

(UNAUDITED)

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,008.30	1.00%	$5.02
Class B	$1,000	$1,003.60	1.92%	$9.62
Class C	$1,000	$1,004.20	1.81%	$9.12
Class Y	$1,000	$1,009.80	0.70%	$3.52
Based on 5% Return[2]				
Class A	$1,000	$1,020.05	1.00%	$5.05
Class B	$1,000	$1,015.43	1.92%	$9.67
Class C	$1,000	$1,015.98	1.81%	$9.17
Class Y	$1,000	$1,021.58	0.70%	$3.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

Government Securities Fund (in thousands) SEPTEMBER 30, 2009

CORPORATE DEBT SECURITIES	Principal	Value
Investment Banking & Brokerage – 1.42%		
Goldman Sachs Group, Inc. (The) (Federal Deposit Insurance Corporation), 3.250%, 6–15–12 (A)	$6,000	$ 6,262
Other Diversified Financial Services – 0.94%		
Bank of America Corporation (Federal Deposit Insurance Corporation), 3.125%, 6–15–12 (A)	4,000	4,161
TOTAL CORPORATE DEBT SECURITIES – 2.36%		**$ 10,423**
(Cost: $9,980)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 11.80%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	5,000	5,371
5.250%, 1–6–16	6,000	6,616
4.600%, 1–29–20	5,000	5,204
Federal Home Loan Bank, 5.375%, 6–13–14	6,000	6,726
Federal National Mortgage Association:		
4.000%, 1–18–13	2,000	2,080
4.375%, 7–17–13	12,000	13,008
2.875%, 12–11–13	6,650	6,778
Private Export Funding Corporation, 4.375%, 3–15–19	6,000	6,199
		51,982
Mortgage-Backed Obligations – 54.87%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities, 7.064%, 1–25–12	1,856	1,856
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, 5.470%, 12–1–36 (B)	1,283	1,352
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,182
5.000%, 5–15–19	4,500	4,777
5.000%, 5–15–23	8,000	8,355
5.000%, 3–15–25	2,000	2,094
7.500%, 9–15–29	2,317	2,574
5.000%, 5–15–31	2,321	2,407
5.500%, 10–15–31	8,000	8,288
5.000%, 9–15–32	5,500	5,768
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (C)		
5.500%, 12–15–13	829	33
5.000%, 7–15–29	1,181	44
5.000%, 9–15–31	1,758	149
5.500%, 10–15–31	2,125	226
5.500%, 1–15–38	12,834	1,778
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 10–1–20	4,402	4,649
5.000%, 6–1–21	1,107	1,172
5.000%, 11–1–21	1,391	1,467
5.500%, 3–1–22	1,850	1,964
6.000%, 7–1–22	2,430	2,589

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: (Continued)		
4.500%, 3–1–23	$8,075	$ 8,373
5.000%, 7–1–25	1,687	1,763
6.000%, 2–1–27	870	926
6.000%, 11–1–28	1,058	1,130
5.000%, 3–1–35	1,503	1,558
5.500%, 10–1–35	1,232	1,295
5.000%, 11–1–35	15,032	15,587
5.500%, 8–1–36	1,305	1,369
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates, 5.273%, 12–1–36 (B)	1,556	1,620
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	7,000	7,449
5.000%, 6–25–18	6,000	6,369
5.000%, 9–25–18	1,000	1,051
5.500%, 2–25–32	3,652	3,733
5.500%, 10–25–32	4,875	5,091
4.000%, 3–25–33	1,214	1,245
5.000%, 7–15–33	6,000	6,277
3.500%, 8–25–33	3,507	3,528
5.000%, 5–25–49	4,773	5,033
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (C)		
5.000%, 3–25–18	229	3
5.500%, 1–25–33	1,504	200
5.500%, 11–25–36	4,193	553
5.500%, 8–25–37	3,061	386
Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (C) 5.750%, 8–25–32	1,035	90
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–18	970	1,031
4.500%, 6–1–19	2,176	2,291
4.500%, 8–1–19	4,305	4,532
5.000%, 12–1–19	1,936	2,052
4.500%, 11–1–20	4,433	4,642
5.500%, 11–1–22	3,151	3,365
5.500%, 10–1–23	1,180	1,254
5.000%, 4–1–24	1,934	2,025
4.500%, 7–25–24	6,000	6,126
5.000%, 4–1–28	5,948	6,212
5.000%, 5–1–28	5,352	5,590
5.500%, 9–25–31	4,500	4,679
5.000%, 6–25–32	8,500	8,717
5.500%, 2–1–33	2,068	2,176
5.000%, 3–25–33	4,000	4,190
6.000%, 4–1–33	3,725	3,966
5.000%, 9–1–33	3,405	3,535
6.000%, 4–1–34	3,257	3,437
5.500%, 12–1–34	5,801	6,096
5.000%, 5–1–35	1,591	1,649
4.500%, 8–1–35	9,693	9,865
6.500%, 11–1–37	950	1,013
5.500%, 1–25–39	2,126	2,232
6.000%, 4–1–39	8,321	8,787

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2009

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
4.585%, 8–16–34	$3,000	$ 3,150
5.000%, 4–16–39	4,952	5,212
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (C)		
5.000%, 7–16–22	1,100	132
5.500%, 6–20–28	103	—*
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.800%, 6–1–15	397	424
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002–3 Class G,		
6.000%, 2–15–30	2,953	3,119
		241,852
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 66.67%		**$293,834**
(Cost: $282,392)		

UNITED STATES GOVERNMENT OBLIGATIONS – 28.22%		
Treasury Obligations		
United States Treasury Bonds:		
9.000%, 11–15–18	10,000	14,488
4.500%, 8–15–39	15,000	16,176
United States Treasury Notes:		
5.125%, 6–30–11	5,000	5,377
1.750%, 11–15–11	5,000	5,077
4.125%, 8–31–12	10,000	10,788
4.250%, 8–15–13	27,650	30,155
2.750%, 10–31–13	5,000	5,161
4.000%, 2–15–14	10,000	10,819
4.250%, 8–15–14	10,000	10,934
3.625%, 8–15–19	15,000	15,400
(Cost: $120,782)		**$124,375**

SHORT-TERM SECURITIES – 2.36%		
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9-30-09 to be repurchased at $10,415,		
0.010%, 10–1–09 (D)	10,415	**$ 10,415**
(Cost: $10,415)		

TOTAL INVESTMENT SECURITIES – 99.61%	**$439,047**
(Cost: $423,569)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.39%	**1,733**
NET ASSETS – 100.00%	**$440,780**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(C)Amount shown in principal column represents notional amount for computation of interest.

(D)Collateralized by $7,403 United States Treasury Bond, 7.500% due 11–15–24; market value and accrued interest aggregate $10,642.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$423,569
Gross unrealized appreciation	17,540
Gross unrealized depreciation	(2,062)
Net unrealized appreciation	$ 15,478

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

High Income Fund



Below, William M. Nelson, portfolio manager of the Waddell & Reed Advisors High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. He has managed the Fund since April 2008 and has 21 years of industry experience.

William M. Nelson

Fiscal Year Performance

For the 12 Months Ended September 30, 2009

High Income Fund (Class A shares at net asset value)	**13.49%**
Benchmark(s) and/or Lipper Category	
Citigroup High Yield Market Index	**21.08%**
(reflects the performance of securities generally representing the high yield market)	
Lipper High Current Yield Funds Universe Average	**13.27%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

No place to hide

The past 12 months truly was a time to remember. As we began this fiscal year, the demise of Lehman Brothers was just affecting all markets. High yield spreads widened out to levels never witnessed before. With no place to hide and certain investors forced to sell into a very illiquid market, average yield increased to nearly 21 percent and credit spreads widened out to nearly 2000 basis points in mid-December 2008. For reference, the average spread in high yield has been approximately 500 basis points, while spreads have been as tight as 265 basis points as recently as June 2007.

The second half of the fiscal year saw unprecedented spread tightening as the relief valve of liquidity started to percolate. By March, the financial Armageddon in the markets seemed to have been averted by massive government intervention, and spreads started rallying. As liquidity returned, so did issuance by companies that for the most part were unable to access the credit markets and in some instances were on bankruptcy's doorstep. The "risk" trade was on: the lower the quality the credit in both fixed income and equity, the greater the recovery.

The Fund had been more conservatively positioned than its peers over the past few years, as we anticipated that spreads were too tight and economic pressures would force spreads to widen. The Fund outperformed its benchmark in the first half of the year, as we chose to be shorter in duration and higher in quality. This worked to our advantage, as the Fund's performance was additionally boosted due to its underweight in autos and financials.

In the second half of the year, the Fund underperformed, as the massive rally favored the lower-quality, lower-tier of the high yield spectrum. Generally, those sectors that did better earlier during the downturn struggled in the second half.

Our outlook

While we acknowledge that things at this point appear better than they did this time last year, we believe that the huge rally in our market has had more of a technical component than it normally would. At some point, we believe the economy should be dictating the direction of yields and spreads.

We are trying to put cash to work to in an effort to pick up yield in the portfolio and trying to maintain a steady dividend. We feel the repairing of the economy may be a lengthier process than in past recessionary cycles, as unemployment may stay higher for longer and the repair to consumers' balance sheets may be lengthy as well.

As investors appear to have excess cash to invest, and other non-traditional accounts may continue to play the "risk" trade, the technical background appears strong and we believe that companies are likely to be able to access the capital markets as they see fit. At this juncture, there appears to be less value in the lower-rated end of the high-yield spectrum. As default rates are still relatively high, investors appear to be reaching for yield, even though the compensation for risk is less compelling.

We are opportunistically structuring the portfolio for recovery, but we believe the process of coming out of the recession could be a lengthy one. Therefore, we are adding more risk to the portfolio than we may have in the past few years, but are wary that the fundamentals of the economy and companies may warrant caution.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the Fund's net asset value may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2009 (UNAUDITED)

Asset Allocation


Bonds 94.73%
Cash and Cash Equivalents and Equities 5.27%

Bonds	**94.73%**
Corporate Debt Securities	88.45%
Senior Loans	6.28%
Cash and Cash Equivalents and Equities	**5.27%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	252/459	55
3 Year	74/383	20
5 Year	126/331	38
10 Year	106/206	52

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings


Non-Investment Grade 88.95%
Investment Grade 5.78%
Cash and Cash Equivalents and Equities 5.27%

Investment Grade	**5.78%**
A	0.33%
BBB	5.45%
Non-Investment Grade	**88.95%**
BB	24.48%
B	40.49%
Below B	23.98%
Cash and Cash Equivalents and Equities	**5.27%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	5.1 years
Effective duration	3.7 years
Weighted average bond rating	B+

High Income Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
High Income Fund, Class A Shares(1) $14,918
Citigroup High Yield Market Index $18,335
Lipper High Current Yield Funds Universe Average $15,647
3-31 2000
9-30 2000
9-30 2001
9-30 2002
9-30 2003
9-30 2004
9-30 2005
9-30 2006
9-30 2007
9-30 2008
9-30 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-09	6.96%	8.40%	12.64%	13.93%
5-year period ended 9-30-09	3.56%	3.60%	3.85%	5.14%
10-year period ended 9-30-09	4.20%	—	—	5.15%
Since inception of Class(3) through 9-30-09	—	3.79%	3.85%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

High Income Fund

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,271.70	1.13%	$ 6.47
Class B	$1,000	$1,264.00	2.21%	$12.57
Class C	$1,000	$1,265.80	1.97%	$11.22
Class Y	$1,000	$1,271.90	0.80%	$ 4.54
Based on 5% Return[2]				
Class A	$1,000	$1,019.38	1.13%	$ 5.76
Class B	$1,000	$1,014.01	2.21%	$11.18
Class C	$1,000	$1,015.19	1.97%	$ 9.98
Class Y	$1,000	$1,021.07	0.80%	$ 4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

High Income Fund (in thousands) SEPTEMBER 30, 2009

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.09%		
Pinnacle Entertainment, Inc. (A)	103	$ 1,049
Movies & Entertainment – 0.04%		
RHI Entertainment, Inc. (A)	165	525
Oil & Gas Equipment & Services – 0.20%		
Dresser-Rand Group Inc. (A)	79	2,455
Oil & Gas Storage & Transportation – 0.25%		
Inergy, L.P.	100	2,977
Railroads – 0.11%		
Kansas City Southern (A)	50	1,325
Wireless Telecommunication Service – 0.04%		
NII Holdings, Inc. (A)	17	495
TOTAL COMMON STOCKS – 0.73%		**$ 8,826**
(Cost: $11,965)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace – 2.04%		
Esterline Technologies Corporation,		
7.750%, 6–15–13	$4,750	4,703
Global Aviation Holdings, Inc.,		
14.000%, 8–15–13 (B)	3,000	2,974
Spirit AeroSystems Holdings, Inc.,		
7.500%, 10–1–17 (C)	1,500	1,493
Vought Aircraft Industries, Inc.,		
8.000%, 7–15–11	15,500	15,344
		24,514
Apparel, Accessories & Luxury Goods – 0.96%		
Oxford Industries, Inc.,		
11.375%, 7–15–15	4,000	4,285
Perry Ellis International, Inc.,		
8.875%, 9–15–13	7,450	7,189
		11,474
Automobile Manufacturers – 1.46%		
Affinia Group Inc.:		
9.000%, 11–30–14	7,250	6,888
10.750%, 8–15–16 (B)	1,030	1,107
UCI Holdco, Inc.,		
9.250%, 12–15–13 (D)(E)	6,674	2,660
United Auto Group, Inc.,		
7.750%, 12–15–16	7,500	6,918
		17,573
Automotive Retail – 0.49%		
Group 1 Automotive, Inc.,		
8.250%, 8–15–13	6,000	5,940
Banking – 0.68%		
JPMorgan Chase & Co.,		
7.900%, 4–29–49 (D)	8,500	8,161

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products – 1.15%		
CPG International I Inc.,		
10.500%, 7–1–13	$2,500	$ 2,113
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
9.750%, 9–1–12	850	808
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.000%, 11–1–11	6,750	6,749
Ply Gem Industries, Inc.,		
11.750%, 6–15–13	4,750	4,180
		13,850
Cable & Satellite – 2.85%		
CSC Holdings, Inc.:		
8.500%, 6–15–15 (B)	4,900	5,145
8.625%, 2–15–19 (B)	1,400	1,481
DirecTV Holdings LLC and DirecTV Financing Co.,		
7.625%, 5–15–16	7,500	8,024
DISH DBS Corporation:		
7.875%, 9–1–19	6,250	6,313
7.875%, 9–1–19 (C)	6,000	6,060
EchoStar DBS Corporation,		
7.750%, 5–31–15	7,000	7,140
		34,163
Capital Goods – 0.43%		
RBS Global, Inc. and Rexnord LLC:		
9.500%, 8–1–14	4,175	4,050
9.500%, 8–1–14 (B)	1,100	1,067
		5,117
Casinos & Gaming – 5.02%		
Ameristar Casinos, Inc.,		
9.250%, 6–1–14 (B)	17,825	18,493
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10 (F)	7,350	3,399
MGM MIRAGE:		
8.500%, 9–15–10	6,650	6,600
10.375%, 5–15–14 (B)	1,700	1,815
7.625%, 1–15–17	4,500	3,510
11.125%, 11–15–17 (B)	3,700	4,042
11.375%, 3–1–18 (C)	4,250	3,995
Peninsula Gaming, LLC:		
8.375%, 8–15–15 (B)	3,150	3,150
10.750%, 8–15–17 (B)	2,300	2,312
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	8,398	8,398
7.500%, 6–15–15	1,500	1,328
8.625%, 8–1–17 (B)	3,125	3,141
		60,183
Coal & Consumable Fuels – 0.30%		
Foundation PA Coal Company,		
7.250%, 8–1–14	3,650	3,627
Construction Materials – 0.12%		
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	375	210
16.000%, 6–1–16 (B)	1,300	1,268
		1,478

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 3.08%		
ASG Consolidated LLC and ASG Finance, Inc.,		
11.500%, 11–1–11	$14,300	$ 13,871
Ford Motor Credit Company:		
9.750%, 9–15–10	3,000	3,066
9.875%, 8–10–11	5,000	5,072
3.260%, 1–13–12 (D)	1,650	1,485
Ford Motor Credit Company LLC:		
7.500%, 8–1–12	5,000	4,802
8.700%, 10–1–14	2,500	2,450
12.000%, 5–15–15	5,750	6,337
		37,083
Consumer Products – 1.13%		
Visant Holding Corp.,		
8.750%, 12–1–13	13,300	13,533
Containers – 2.21%		
Ball Corporation:		
7.125%, 9–1–16	1,000	1,020
7.375%, 9–1–19	2,000	2,030
BPC Holding Corporation,		
8.875%, 9–15–14	6,225	5,928
Graham Packaging Company, L.P. and		
GPC Capital Corp. I:		
8.500%, 10–15–12	3,250	3,283
9.875%, 10–15–14	5,100	5,240
Huntsman International LLC:		
7.375%, 1–1–15	1,700	1,543
5.500%, 6–30–16 (B)	1,500	1,275
Plastipak Holdings, Inc.:		
8.500%, 12–15–15 (B)	780	788
10.625%, 8–15–19 (B)	5,015	5,316
		26,423
Diversified Metals & Mining – 0.13%		
Freeport-McMoRan Copper & Gold Inc.,		
8.250%, 4–1–15	1,500	1,596
Diversified Support Services – 0.47%		
Iron Mountain Incorporated:		
7.750%, 1–15–15	3,000	3,022
8.375%, 8–15–21	2,550	2,627
		5,649
Diversified Telecom – 1.84%		
Frontier Communications Corporation,		
8.125%, 10–1–18	5,000	5,031
Qwest Communications International Inc.,		
8.000%, 10–1–15	4,500	4,494
Qwest Corporation:		
8.875%, 3–15–12	6,500	6,841
8.375%, 5–1–16 (B)	5,500	5,693
		22,059
Electronic Manufacturing Services – 0.94%		
Tyco Electronics Ltd.,		
6.550%, 10–1–17	10,771	11,278
Environmental & Facilities Services – 0.68%		
Allied Waste North America, Inc.:		
7.250%, 3–15–15	3,725	3,888
7.125%, 5–15–16	4,000	4,220
		8,108

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Fertilizers & Agricultural Chemicals – 0.68%		
Mosaic Company (The),		
7.625%, 12–1–16 (B)	$7,700	$ 8,214
Finance – 0.68%		
CPM Holdings, Inc.,		
10.625%, 9–1–14 (B)	7,450	7,692
Harley-Davidson Funding Corp.,		
6.800%, 6–15–18 (B)	500	487
		8,179
General Merchandise Stores – 1.94%		
Dollar General Corporation:		
10.625%, 7–15–15	11,000	12,155
11.875%, 7–15–17	9,915	11,154
		23,309
Health Care Equipment – 0.97%		
Biomet, Inc.:		
10.000%, 10–15–17	5,600	5,963
10.375%, 10–15–17	3,000	3,188
11.625%, 10–15–17	2,320	2,529
		11,680
Health Care Facilities – 4.75%		
HCA – The Healthcare Company,		
8.750%, 9–1–10	2,145	2,177
HCA Inc.:		
6.750%, 7–15–13	12,590	12,055
9.250%, 11–15–16	7,325	7,572
9.625%, 11–15–16	1,958	2,037
9.875%, 2–15–17 (B)	1,700	1,802
8.500%, 4–15–19 (B)	7,000	7,315
7.875%, 2–15–20 (B)	2,500	2,509
HealthSouth Corporation:		
7.218%, 6–15–14 (D)	16,750	16,415
10.750%, 6–15–16	4,750	5,154
		57,036
Health Care Facilities / Supplies – 5.00%		
Angiotech Pharmaceuticals, Inc.,		
7.750%, 4–1–14	11,000	7,865
Catalent Pharma Solutions, Inc.,		
9.750%, 4–15–17 (G)	EUR1,500	1,580
Inverness Medical Innovations, Inc.,		
7.875%, 2–1–16 (C)	$3,900	3,764
ReAble Therapeutics Finance LLC and		
ReAble Therapeutics Finance Corporation:		
10.875%, 11–15–14	5,991	6,126
11.750%, 11–15–14	7,000	6,650
Rural/Metro Corporation,		
0.000%, 3–15–16 (H)	6,135	5,828
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	6,000	5,895
US Oncology Holdings, Inc.,		
9.125%, 8–15–17 (B)	7,500	7,894
US Oncology, Inc.,		
10.750%, 8–15–14	13,836	14,459
		60,061

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 2.32%		
Gaylord Entertainment Company:		
8.000%, 11–15–13	$ 8,150	$ 8,354
6.750%, 11–15–14	11,300	10,452
Gaylord Entertainment Company, Convertible,		
3.750%, 10–1–14 (C)	850	854
Starwood Hotels & Resorts Worldwide, Inc.,		
6.750%, 5–15–18	8,700	8,211
		27,871
Household Products – 0.79%		
Simmons Bedding Company,		
7.875%, 1–15–14 (F)	7,412	6,744
Simmons Company,		
0.000%, 12–15–14 (H).	10,750	2,688
		9,432
Independent Finance – 0.15%		
American General Finance Corporation,		
6.900%, 12–15–17	2,500	1,748
Independent Power Producers & Energy Traders – 0.34%		
Sonat Inc.,		
7.625%, 7–15–11	4,000	4,083
Industrial – Other – 0.03%		
J.B. Poindexter & Co., Inc.,		
8.750%, 3–15–14	500	420
IT Consulting & Other Services – 0.98%		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	4,250	4,293
10.625%, 5–15–15 (B)	7,000	7,420
		11,713
Leisure – 1.18%		
Cinemark USA, Inc.,		
8.625%, 6–15–19 (B)	5,000	5,169
Speedway Motorsports, Inc.,		
8.750%, 6–1–16 (B)	8,700	9,048
		14,217
Lodging – 0.66%		
Host Marriott, L.P.,		
7.125%, 11–1–13	8,000	7,900
Machinery – 1.21%		
Case New Holland Inc.,		
7.750%, 9–1–13 (B)	2,500	2,488
Terex Corporation,		
10.875%, 6–1–16	11,100	12,099
		14,587
Metals / Mining – 1.99%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19 (B)	6,700	6,774
Teck Cominco Limited,		
6.125%, 10–1–35	4,570	3,885
Teck Resources Limited:		
9.750%, 5–15–14	2,905	3,196
10.250%, 5–15–16	4,360	4,927
10.750%, 5–15–19	4,360	5,068
		23,850

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 1.01%		
AMC Entertainment Inc.:		
8.000%, 3–1–14	$ 9,300	$ 8,975
11.000%, 2–1–16	3,000	3,195
		12,170
Office Services & Supplies – 1.34%		
Interface, Inc.:		
11.375%, 11–1–13 (B)	8,400	9,114
9.500%, 2–1–14	7,060	6,998
		16,112
Oil & Gas Exploration & Production – 1.38%		
Chesapeake Energy Corporation:		
7.625%, 7–15–13	2,350	2,335
9.500%, 2–15–15	3,800	4,000
Continental Resources, Inc.,		
8.250%, 10–1–19 (C)	1,275	1,310
Petrohawk Energy Corporation:		
9.125%, 7–15–13	4,600	4,726
10.500%, 8–1–14 (B).	2,100	2,258
7.875%, 6–1–15	2,000	1,970
		16,599
Oil & Gas Storage & Transportation – 2.80%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	4,650	4,534
El Paso Corporation,		
8.250%, 2–15–16	1,375	1,409
Inergy, L.P.,		
8.750%, 3–1–15 (B).	8,400	8,631
Inergy, L.P. and Inergy Finance Corp.,		
8.250%, 3–1–16	10,042	10,091
Williams Companies, Inc. (The):		
7.625%, 7–15–19	3,000	3,240
8.750%, 1–15–20	5,000	5,750
		33,655
Oil Refining & Marketing – 1.11%		
McMoRan Exploration Co.,		
11.875%, 11–15–14	7,400	7,400
Quicksilver Resources Inc.:		
11.750%, 1–1–16	3,300	3,638
7.125%, 4–1–16	2,600	2,256
		13,294
Packaged Foods & Meats – 1.89%		
Central Garden & Pet Company,		
9.125%, 2–1–13	22,500	22,753
Paper & Forest Products – 1.08%		
NewPage Corporation,		
11.375%, 12–31–14 (C)	2,500	2,456
PE Paper Escrow GmbH,		
12.000%, 8–1–14 (B).	9,720	10,498
		12,954
Paper Packaging – 0.43%		
Sealed Air Corporation,		
7.875%, 6–15–17 (B).	4,900	5,168
Paper Products – 0.81%		
Buckeye Technologies Inc.,		
8.500%, 10–1–13	9,550	9,789

High Income Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 0.90%		
Warner Chilcott Corporation,		
8.750%, 2–1–15	$10,575	$ 10,839
Publishing – 0.85%		
Nielsen Finance LLC and Nielsen Finance Co.:		
11.500%, 5–1–16	6,600	6,930
0.000%, 8–1–16 (H)	4,200	3,308
		10,238
Railroads – 2.93%		
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	1,650	1,601
7.375%, 6–1–14	5,250	5,093
12.500%, 4–1–16 (B)	8,500	9,393
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	11,700	13,454
TFM, S.A. de C.V.,		
9.375%, 5–1–12	5,625	5,709
		35,250
Restaurants – 1.38%		
NPC International, Inc.,		
9.500%, 5–1–14	16,605	16,605
Retail / Food & Drug – 0.15%		
Rite Aid Corporation,		
9.750%, 6–12–16 (B)	1,700	1,836
Retail Propane Distributors – 0.87%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.:		
6.750%, 5–1–14	4,500	4,281
9.125%, 10–1–17 (B)	6,000	6,180
		10,461
Retail Stores – 6.30%		
Federated Retail Holdings, Inc.:		
5.350%, 3–15–12	4,970	4,838
5.900%, 12–1–16	5,250	4,811
6.375%, 3–15–37	4,000	3,152
Jostens IH Corp.,		
7.625%, 10–1–12	2,145	2,148
Limited Brands, Inc.,		
8.500%, 6–15–19 (B)	7,550	7,898
May Department Stores Company (The),		
6.700%, 7–15–34	900	701
Pantry, Inc. (The),		
7.750%, 2–15–14	8,890	8,290
QVC, Inc.,		
7.500%, 10–1–19 (C)	6,800	6,809
Sally Holdings LLC and Sally Capital Inc.:		
9.250%, 11–15–14	8,000	8,280
10.500%, 11–15–16	4,335	4,519
Sonic Automotive, Inc.,		
8.625%, 8–15–13	14,225	13,584
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	10,503	10,555
		75,585
Service – Other – 6.43%		
Education Management LLC and Education Management Finance Corp.:		
8.750%, 6–1–14	15,015	15,915
10.250%, 6–1–16	1,250	1,388

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other (Continued)		
Expedia, Inc.,		
8.500%, 7–1–16 (B)	$ 4,150	$ 4,378
Interpublic Group of Companies, Inc. (The),		
10.000%, 7–15–17 (B)	11,200	12,096
KAR Holdings, Inc.:		
4.483%, 5–1–14 (D)	2,050	1,845
8.750%, 5–1–14	9,750	9,653
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	4,100	3,854
11.000%, 8–15–15 (B)(E)	3,719	3,248
11.750%, 8–15–17 (C)	1,625	1,506
Reddy Ice Holdings, Inc.,		
10.500%, 11–1–12	5,875	4,509
West Corporation:		
9.500%, 10–15–14	10,325	10,119
11.000%, 10–15–16	8,670	8,605
		77,116
Specialized REITs – 0.16%		
Host Hotels & Resorts, L.P.,		
6.875%, 11–1–14	2,000	1,955
Technology – 2.57%		
Seagate Technology HDD Holdings,		
6.800%, 10–1–16	2,700	2,477
Terremark Worldwide, Inc.,		
12.000%, 6–15–17 (B)	9,300	10,137
Xerox Capital Trust I,		
8.000%, 2–1–27	18,792	18,369
		30,983
Utilities – 2.04%		
AES Corporation (The),		
9.750%, 4–15–16 (B)	11,000	11,990
Mirant Americas Generation, Inc.,		
8.300%, 5–1–11	6,800	6,919
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13	5,600	5,572
		24,481
Wireless Telecommunication Service – 2.37%		
Centennial Communications Corp.,		
6.347%, 1–1–13 (D)	4,250	4,144
Cricket Communications, Inc.:		
9.375%, 11–1–14	2,000	2,030
7.750%, 5–15–16 (B)	6,575	6,674
MetroPCS Communications, Inc.:		
9.250%, 11–1–14	5,175	5,291
9.250%, 11–1–14 (B)	1,500	1,534
SBA Telecommunications, Inc.:		
8.000%, 8–15–16 (B)	1,575	1,610
8.250%, 8–15–19 (B)	1,575	1,622
Sprint Nextel Corporation,		
8.375%, 8–15–17	1,500	1,493
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	3,600	4,059
		28,457
TOTAL CORPORATE DEBT SECURITIES – 88.45%		**$1,062,409**
(Cost: $1,018,682)		

High Income Fund (in thousands) SEPTEMBER 30, 2009

SENIOR LOANS	Principal	Value
Airlines – 0.25%		
Delta Air Lines, Inc.,		
8.750%, 9–16–13 (D)	$ 3,000	$ 2,977
Automobile Manufacturers – 0.29%		
Ford Motor Company:		
3.250%, 12–16–13 (D)	245	217
3.510%, 12–16–13 (D)	3,740	3,315
		3,532
Casinos & Gaming – 0.48%		
Las Vegas Sands, LLC:		
2.040%, 5–23–14 (D)	5,750	4,799
2.040%, 5–23–14 (D)	1,162	970
		5,769
Construction Materials – 0.63%		
Headwaters Incorporated,		
9.000%, 4–30–11 (D)	7,890	7,515
Consumer Finance – 0.32%		
Venetian Macau Limited:		
5.790%, 5–25–13 (D)	3,251	3,096
5.790%, 5–25–13 (D)	729	694
		3,790
Consumer Products – 0.57%		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (D)	6,739	6,849
Diversified Chemicals – 1.49%		
Solutia Inc.,		
7.250%, 2–28–14 (D)	17,759	17,970
Retail / Food & Drug – 1.00%		
Rite Aid Corporation,		
9.500%, 6–5–15 (D)	11,500	12,009
Service – Other – 0.24%		
iPayment, Inc.:		
2.246%, 5–10–13 (D)	462	386
2.249%, 5–10–13 (D)	994	832
2.283%, 5–10–13 (D)	2,017	1,687
		2,905
Technology – 0.68%		
Palm Inc.,		
3.790%, 4–24–14 (D)	9,670	8,171
Utilities – 0.33%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.754%, 10–10–14 (D)	4,899	3,896
3.783%, 10–10–14 (D)	25	20
		3,916
TOTAL SENIOR LOANS – 6.28%		$ 75,403
(Cost: $71,661)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.06%		
Bemis Company, Inc.:		
0.350%, 10–1–09	$12,250	$ 12,250
0.350%, 10–5–09	6,000	6,000
Clorox Co.,		
0.280%, 10–9–09	4,500	4,500
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.220%, 10–19–09	6,974	6,973
Kellogg Co.,		
0.230%, 10–6–09	4,000	4,000
Kraft Foods Inc.,		
0.250%, 10–2–09	10,000	10,000
McCormick & Co. Inc.,		
0.270%, 11–23–09	5,000	4,998
		48,721
Master Note – 0.03%		
Toyota Motor Credit Corporation,		
0.139%, 10–1–09 (D)	407	407
TOTAL SHORT-TERM SECURITIES – 4.09%		$ 49,128
(Cost: $49,128)		
TOTAL INVESTMENT SECURITIES – 99.55%		$1,195,766
(Cost: $1,151,436)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.45%		5,346
NET ASSETS – 100.00%		$1,201,112

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $248,057 or 20.65% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2009, the total value of these securities amounted to $28,247 or 2.35% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(E) Payment in kind bonds.

(F) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(H) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$1,151,478
Gross unrealized appreciation	73,141
Gross unrealized depreciation	(28,853)
Net unrealized appreciation	$ 44,288

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Municipal Bond Fund



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2009. He has managed the Fund for nine years and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2009

Municipal Bond Fund (Class A shares at net asset value)	**14.31%**
Benchmark(s) and/or Lipper Category	
Standard & Poor's/Investortools Main Municipal Bond Index (reflects the performance of securities generally representing the municipal bond market)	**14.42%**
Lipper General Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**13.42%**

Please note that the Fund returns include applicable fees and expenses, while the index returns do not include any such fees.

Fiscal year 2009 proved to be very strange and challenging, as we found ourselves navigating two vastly different investment environments. The fourth calendar quarter of 2008 and early months of 2009 were characterized by high levels of illiquidity and extreme re-pricing of credit. The aftershock of the Lehman Brothers closure exacerbated an already tenuous situation in global financial markets. The Federal Reserve, the Treasury, the Bush administration and leaders across the globe were working frantically to thaw capital markets and restore confidence to the global financial system. Meanwhile, the municipal market was devastated by massive unwinding of leveraged trades, a re-pricing of risk, and a large drop-off in liquidity as concerns surfaced about the creditworthiness of many municipal issuers. The yield curve steepened dramatically, and municipal bonds were trading at yields that were significantly higher than Treasury market yields – an occurrence we've rarely observed in the municipal market, and never to this degree.

This chaotic period was followed by a dramatic reversal in sentiment, the return of liquidity to the market place, a flattening yield curve and an insatiable grab for duration and spread product in the latter half of the fiscal year. Given the dramatic reversal in trend, it was virtually impossible for the Fund to outperform in both market environments.

Changing course

Patience was the key to our success in the first half of the year. The Fund began the fiscal year with lower exposure to longer bonds than our benchmark and many of our peers. The long end of the yield curve produced the worst performance results during this period by a wide margin. We had little exposure to aggressive discount structures and zero coupon bonds, which grossly underperformed. The Fund also was underweight in non-investment grade and lower quality issuers, especially tobacco, airlines, prepaid gas and corporate-backed bonds. We started the year with credit spreads trading tight, in our opinion, and we were therefore underweight in lower-quality bonds.

The market extremes that existed in the first half created rare opportunities to purchase bonds at very attractive levels relative to other fixed income alternatives. We also witnessed credit spreads that represented great value. We attempted to exploit these opportunities by aggressively lengthening the duration of the fund and adding significant exposure to lower-quality spread product as the first half wound down and again toward the end of the year. Unfortunately, many others saw this opportunity, making it difficult to execute our strategy quickly and in the size required to move the option-adjusted duration of the Fund to neutral.

Also complicating our strategy was the widespread acceptance of the Build America Bonds (BAB) program, which was created in an effort to thaw the municipal bond market by opening up a different distribution channel for certain qualified issuers of municipal debt. This federally subsidized, taxable debt gained widespread acceptance and became the preferred option for issuers because of the debt service savings that were realized. The vast majority of the BAB issuance has occurred in longer maturities, reducing the supply of long bonds and making it even more difficult to execute our duration lengthening strategy.

Being nimble and proactive in reversing our positioning when the market turned was critical. Keeping a large percentage of the Fund in very high-quality securities provided us with some measure of liquidity needed to restructure the Fund rapidly when the market showed signs of turning. When the market turned mid-year, we increased exposure to lower-quality spread product, specifically hospitals, special tax districts and power projects. These holdings have certainly enhanced the Fund's total return in the final six months of the fiscal period. However, although we were aggressive in this restructuring, the Fund's extremely low duration and high-quality structure made it difficult to quickly move to overweight positions in the opposite direction, which ultimately caused the Fund to underperform in the second half.

Our outlook

Over the last 12 months, the market has essentially come full circle. We begin the Fund's new fiscal year with yields on high-quality bonds hitting record lows and credit spreads that are quickly losing any value appeal, but the yield curve is now very steep. In this environment we intend to cautiously extend portfolio duration in an effort to exploit the steep yield curve, but we are very wary of getting overly aggressive because absolute yield levels are so paltry. Municipal bonds are no longer extremely cheap compared to other investment-grade fixed-income alternatives.

We expect to keep the credit quality of the fund in the A-AA range, and we'll actively seek relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve continue to be vital parts of our investment strategy, as does monitoring cross-market technical factors. We expect to increase the Fund's duration from neutral to a slightly aggressive exposure to interest rate risk, and we will search for trading opportunities to exploit in the high-yield space. We believe that the Fund is currently well positioned.

The objective of the Fund remains the same, to provide income that is not subject to Federal income taxes. In an effort to achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the NAV of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Municipal Bond Fund

Asset Allocation



Bonds 96.39%

Cash and Cash Equivalents 3.61%

Bonds	**96.39%**
Municipal Bonds	96.39%
Cash and Cash Equivalents	**3.61%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	97/242	40
3 Year	15/218	7
5 Year	26/202	13
10 Year	71/160	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 93.77%

Non-Investment Grade 2.62%

Cash and Cash Equivalents 3.61%

Investment Grade	**93.77%**
AAA	28.13%
AA	20.93%
A	32.44%
BBB	12.27%
Non-Investment Grade	**2.62%**
BB	2.62%
Cash and Cash Equivalents	**3.61%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	13.9 years
Effective duration	7.7 years
Weighted average bond rating	AA



	Municipal Bond Fund, Class A Shares[1]......................	$15,224
	Standard & Poor's/Investortools Main Municipal Bond Index.......	$17,468
	Lipper General Municipal Debt Funds Universe Average..........	$15,690

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C
1-year period ended 9-30-09	9.45%	9.28%	13.34%
5-year period ended 9-30-09	3.48%	3.24%	3.40%
10-year period ended 9-30-09	4.29%	—	—
Since inception of Class[3] through 9-30-09	—	3.85%	3.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(3)10-5-99 for Class B shares and 10-7-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,094.90	0.88%	$4.61
Class B	$1,000	$1,089.90	1.85%	$9.72
Class C	$1,000	$1,090.30	1.77%	$9.30
Based on 5% Return[2]				
Class A	$1,000	$1,020.64	0.88%	$4.45
Class B	$1,000	$1,015.78	1.85%	$9.37
Class C	$1,000	$1,016.21	1.77%	$8.97

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL BONDS	Principal	Value
Alabama – 0.47%		
The Public Education Building Authority of the City of Tuscaloosa, Student Housing Revenue Bonds (Ridgecrest Student Housing, LLC University of Alabama Ridgecrest Residential Project), Series 2008, 6.750%, 7–1–33	$2,500	$ 2,938
Arizona – 2.13%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000, 6.875%, 12–1–20	2,500	2,713
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 1.400%, 2–1–42 (A)	2,375	2,031
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease- Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University, 5.375%, 7–1–13	1,000	1,097
The Industrial Development Authority of the County of Mohave, Tax Exempt Correctional Facilities Contract Revenue Bonds (Mohave Prison, LLC Expansion Project), Series 2008, 8.000%, 5–1–25	2,500	3,022
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B, 5.750%, 7–1–14	2,000	2,125
Rio Nuevo Multipurpose Facilities District (City of Tucson, Arizona) Subordinate Lien Excise Tax Revenue Bonds, Series 2008, 6.625%, 7–15–25	2,000	2,427
		13,415
Arkansas – 0.11%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D, 5.300%, 7–1–24	670	677
California – 13.31%		
ABAG Finance Authority for Nonprofit Corporations, Revenue Bonds (Sharp HealthCare), Series 2009B, 6.250%, 8–1–39	1,000	1,058
California Health Facilities Financing Authority, Revenue Bonds (Adventist Health System/West), Series 2009A, 5.750%, 9–1–39	2,500	2,595
California Health Facilities Financing Authority, Revenue Bonds (Children's Hospital of Orange County), Series 2009A, 6.500%, 11–1–38	2,000	2,150
California Municipal Finance Authority, 5.500%, 2–1–39 (B)	1,000	1,001
California Municipal Finance Authority, Educational Facilities Revenue Bonds (King/Chavez Academies Project), Series 2009A, 8.500%, 10–1–29	1,000	1,119
California Pollution Control Financing Authority, Solid Waste Disposal Revenue Bonds (Republic Services, Inc. Project) Series 2002B, 5.250%, 6–1–23	2,085	2,163
California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Refunding Revenue Bonds (Waste Management, Inc. Project), Series 2002A, 5.000%, 1–1–22	1,500	1,482
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5, 6.350%, 12–1–29	30	31
State of California, General Obligation Bonds, 6.000%, 2–1–15	3,000	3,484
State of California, Various Purpose General Obligation Bonds:		
5.250%, 2–1–19	5,000	5,362
5.250%, 2–1–19	2,000	2,145
5.250%, 11–1–21	1,000	1,065
5.000%, 2–1–22	7,000	7,296
5.500%, 4–1–28	2,535	2,993
5.500%, 4–1–28	325	384
5.500%, 4–1–28	135	159
5.500%, 4–1–28	5	5
5.750%, 4–1–31	5,000	5,426

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
State of California, Department of Water Resources, Central Valley Project, Water System Revenue Bonds, Series X, 5.500%, 12–1–16	$ 10	$ 12
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992, 6.500%, 8–1–12	2,225	2,352
Carson Redevelopment Agency Redevelopment Project Area No. 1, Tax Allocation Bonds, Series 2009A, 7.000%, 10–1–36	750	810
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A, 5.200%, 12–1–14	35	35
Foothill/Eastern Transportation Corridor Agency, Toll Road Refunding Revenue Bonds, Series 1999, Capital Appreciation Bonds, 0.000%, 1–15–17 (C)	7,500	4,578
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A, 5.375%, 8–1–18	2,035	2,228
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1, 6.750%, 6–1–39	4,800	5,687
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B, 5.375%, 6–1–28	2,000	2,065
The Metropolitan Water District of Southern California, Water Revenue Bonds, 2003 Authorization, Series B–2, 5.000%, 10–1–27	5,000	5,342
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant to a Lease with the Oceanside Public Financing Authority, 5.000%, 4–1–10	1,140	1,164
Palomar Pomerado Health, General Obligation Bonds, Election of 2004, Series 2009A:		
0.000%, 8–1–31 (C)	3,315	956
0.000%, 8–1–32 (C)	5,000	1,345
0.000%, 8–1–33 (C)	5,000	1,251
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A:		
5.500%, 8–1–29	3,755	4,450
5.500%, 8–1–29	45	49
Sacramento Area Flood Control Agency, Consolidated Capital Assessment District Bonds, Series 2008, 5.500%, 10–1–28	500	571
Public Facilities Financing Authority of the City of San Diego, Senior Sewer Revenue Bonds, Series 2009A, 5.250%, 5–15–34	3,000	3,247
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series, 6.750%, 7–1–12	3,455	3,947
Southern California Public Power Authority, Transmission Project Revenue Bonds, 2008 Subordinate Series B (Southern Transmission Project), 6.000%, 7–1–27	1,000	1,165
Tuolumne Wind Project Authority, Revenue Bonds (Tuolumne Company Project), 2009 Series A, 5.875%, 1–1–29	1,000	1,082
The Regents of the University of California, Hospital Revenue Bonds (UCLA Medical Center), Series 2004 B, 5.500%, 5–15–20	1,500	1,598
		83,852
Colorado – 1.58%		
Joint School District No. 28J, Adams and Arapahoe Counties, Colorado, General Obligation Bonds, Series 2008, 6.000%, 12–1–28	2,500	2,937
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008A:		
6.750%, 12–1–23	1,895	2,104
7.400%, 12–1–38	1,000	1,121
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds, 6.500%, 8–1–31	310	329
Colorado Housing and Finance Authority, Single Family Mortgage Class I Bonds, 2009 Series A, 5.500%, 11–1–29	1,250	1,320

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
State of Colorado, Higher Education Capital Construction, Lease Purchase Financing Program, Certificates of Participation, Series 2008,		
5.500%, 11–1–27	$1,000	$ 1,152
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.300%, 12–1–19	1,000	1,007
		9,970
Connecticut – 1.07%		
Capital City Economic Development Authority, Parking and Energy Fee Revenue Bonds 2008 Series D,		
5.750%, 6–15–34	2,500	2,772
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.500%, 1–1–14	3,955	3,962
		6,734
District Of Columbia – 1.18%		
District of Columbia, Hospital Revenue Bonds (Sibley Memorial Hospital Issue), Series 2009,		
6.375%, 10–1–39	2,500	2,660
Metropolitan Washington Airports Authority, Dulles Toll Road, Second Senior Lien, Revenue Bonds, Series 2009C,		
0.000%, 10–1–41 (C)..	6,500	4,740
		7,400
Florida – 6.57%		
Broward County, Florida, Passenger Facility Charge/Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1,		
5.750%, 10–1–18	2,870	2,908
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004,		
5.250%, 8–15–24	5,000	5,834
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B,		
5.500%, 10–1–17	2,000	2,072
Halifax Hospital Medical Center (Daytona Beach, Florida), Hospital Revenue Refunding and Improvement Bonds, Series 2006A,		
5.250%, 6–1–26	3,000	3,022
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B,		
5.000%, 10–1–20	2,000	2,049
Hillsborough County Industrial Development Authority, Industrial Development Revenue Bonds, Health Facilities Projects, Series 2008A (University Community Hospital),		
5.625%, 8–15–29	2,000	1,772
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2,		
5.000%, 9–1–30	180	182
Miami-Dade County, Florida, General Obligation Bonds (Building Better Communities Program), Series 2008B,		
6.250%, 7–1–26	2,500	2,944
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas),		
5.750%, 10–1–16	2,000	2,093
Miami-Dade County, Florida, Miami International Airport (Hub of the Americas^{SM}), Aviation Revenue Bonds, Series 2009A,		
5.500%, 10–1–36	2,500	2,603
Miami-Dade County, Florida, Water and Sewer System Revenue Refunding Bonds, Series 2008B,		
5.250%, 10–1–22	5,000	5,715
Miami-Dade County, Florida, Water and Sewer System Revenue Refunding Bonds, Series 2008C,		
6.000%, 10–1–23	2,500	3,002
The City of Miami, Florida, Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects),		
0.000%, 1–1–10 (C)..	1,600	1,593
The City of Miami, Florida, Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A,		
5.500%, 9–1–13	2,460	2,685
City of Port St. Lucie, Florida, Special Assessment Refunding Bonds, Series 2008A (City Center Special Assessment District),		
6.500%, 7–1–35	2,500	2,858
		41,332

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia – 2.78%		
The Atlanta Development Authority Educational Facilities, Revenue Bonds (Panther Place, LLC Project, Located on the Campus of Georgia State University), Series 2009A,		
5.000%, 7–1–37	$3,000	$ 3,178
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.250%, 4–1–20	3,000	3,196
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.400%, 1–1–13	6,925	7,578
6.400%, 1–1–13	860	949
6.400%, 1–1–13	75	80
Municipal Electric Authority of Georgia, Project One Subordinated Bonds, Series 2008D,		
6.000%, 1–1–23	2,100	2,513
		17,494
Guam – 0.53%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C,		
5.375%, 10–1–20	3,305	3,322
Idaho – 0.35%		
Idaho Health Facilities Authority, Revenue Bonds, Series 2008A (St. Luke's Health System Project),		
6.750%, 11–1–37	2,000	2,205
Illinois – 2.70%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A,		
5.700%, 5–1–36	1,500	1,261
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.000%, 1–1–12 (C)	1,695	1,514
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2002C,		
5.600%, 10–1–34	1,180	1,186
Illinois Finance Authority, Revenue Bonds, The University of Chicago, Series 2008B,		
5.750%, 7–1–33	2,500	2,820
Illinois Finance Authority, Revenue Bonds, Series 2009A (Rush University Medical Center Obligated Group),		
7.250%, 11–1–30	2,500	2,890
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C,		
5.500%, 1–1–21	1,300	1,377
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.350%, 12–15–24	1,000	892
Regional Transportation Authority, Cook, DuPage, Kane, Lake, McHenry and Will Counties, Illinois, General Obligation Bonds, Series 2002A,		
6.000%, 7–1–24	3,080	3,920
Community College District No. 525, Counties of Will, Grundy, Livingston, Cook, Kendall, LaSalle and Kankakee and State of Illinois (Joliet Junior College), General Obligation Bonds (Alternate Revenue Source), Series 2008,		
5.750%, 6–1–28	1,000	1,143
		17,003
Indiana – 3.31%		
Indiana Health and Educational Facility Financing Authority, Hospital Revenue Bonds, Series 2007 (Community Foundation of Northwest Indiana Obligated Group),		
5.500%, 3–1–37	1,750	1,760
Indiana State Office Building Commission, Capitol Complex Revenue Bonds, Series 1990A (Senate Avenue Parking Facility),		
7.400%, 7–1–15	4,775	5,806
Indiana State Office Building Commission, Capitol Complex Revenue Bonds, Series 1990B (State Office Building I Facility),		
7.400%, 7–1–15	8,000	9,728
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B,		
4.150%, 7–1–25	3,500	3,532
		20,826

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa – 0.66%		
City of Altoona, Iowa, Annual Appropriation Urban Renewal Tax Increment Revenue Bonds, Series 2008,		
5.750%, 6–1–31	$1,000	$ 1,054
Iowa Finance Authority, Iowa State Revolving Fund Revenue Bonds, Series 2008,		
6.000%, 8–1–27	2,500	3,097
		4,151
Kansas – 1.98%		
Arkansas City, Kansas Public Building Commission, Revenue Bonds, Series 2009 (South Central Kansas Regional Medical Center),		
7.000%, 9–1–38	2,000	2,120
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.450%, 9–1–22	1,000	832
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2001 Series A–1,		
6.300%, 12–1–32	330	345
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2002 Series A–5,		
5.550%, 12–1–33	1,970	2,075
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2002 Series B–4,		
5.900%, 12–1–34	1,180	1,213
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series A–2,		
5.650%, 6–1–35	1,440	1,474
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2004 Series A–4,		
5.625%, 6–1–36	675	690
Unified Government of Wyandotte County/Kansas City, Kansas, Tax-Exempt Sales Tax Special Obligation Revenue Refunding Bonds (Redevelopment Project Area B), 2nd Lien Series 2005 ("2nd Lien 2005 Turbo Bonds"),		
5.000%, 12–1–20	3,000	3,000
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.000%, 12–1–27	755	718
		12,467
Kentucky – 0.33%		
Kenton County (Kentucky) Airport Board, Cincinnati/Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A,		
5.625%, 3–1–14	2,000	2,081
Louisiana – 0.43%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue Bonds (Shreveport Airport Cargo Facility Project), Series 2008C,		
7.000%, 1–1–33	1,000	1,084
New Orleans Aviation Board, Revenue Refunding Bonds (Restructuring GARBs), Series 2009 A–1,		
6.000%, 1–1–23	1,500	1,652
		2,736
Maine – 0.35%		
Maine Educational Loan Authority, Student Loan Revenue Bonds (Supplemental Education Loan Program), Series 2009A–3,		
5.875%, 12–1–39	2,000	2,211
Maryland – 0.33%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds),		
5.375%, 3–1–15	2,000	2,090
Massachusetts – 0.63%		
Massachusetts Educational Financing Authority, Education Loan Revenue Bonds, Issue I, Series 2009,		
6.000%, 1–1–28	1,000	1,095
The Commonwealth of Massachusetts, General Obligation Bonds, Consolidated Loan of 2003, Series D,		
5.250%, 10–1–21	2,500	2,855
		3,950

Municipal Bond Fund (in thousands) SEPTEMBER 30, 2009

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan – 2.42%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.250%, 4–1–23	$3,220	$ 2,846
City of Detroit, Michigan Sewage Disposal System, Senior Lien Revenue Refunding Bonds (Modal Fixed Rate), Series 2003(B),		
7.500%, 7–1–33	2,000	2,573
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A,		
5.800%, 6–1–13	1,530	1,765
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	40	40
Board of Trustees of Grand Valley, State University, General Revenue Bonds, Series 2009,		
5.750%, 12–1–34	1,000	1,087
State Building Authority, State of Michigan, 2008 Revenue and Revenue Refunding Bonds, Series I (Facilities Program),		
6.000%, 10–15–38	2,000	2,271
City of Royal Oak Hospital Finance Authority, Hospital Revenue and Refunding Bonds (William Beaumont Hospital Obligated Group), Series 2009V,		
8.000%, 9–1–29	3,950	4,671
		15,253
Minnesota – 2.39%		
City of Minneapolis, Health Care System Revenue Bonds, Series 2008A (Fairview Health Services),		
6.750%, 11–15–32	1,000	1,117
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B:		
5.750%, 1–1–13	2,345	2,434
5.750%, 1–1–15	5,000	5,074
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.150%, 11–15–09 (A)	4,500	4,526
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.250%, 5–15–36	2,000	1,909
		15,060
Mississippi – 0.67%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series1996-C:		
6.700%, 9–1–12	1,470	1,477
6.750%, 9–1–14	2,750	2,761
		4,238
Missouri – 4.89%		
City of Belton, Missouri, Certificates of Participation, Series 2008,		
5.125%, 3–1–25	1,000	1,052
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.250%, 3–1–24	2,265	2,022
The Industrial Development Authority of the County of Cape Girardeau, Missouri, Health Facilities Revenue Bonds (Saint Francis Medical Center), Series 2009A:		
5.500%, 6–1–34	1,000	1,032
5.750%, 6–1–39	1,000	1,070
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.500%, 10–1–31	705	501
5.550%, 10–1–36	190	132
The Industrial Development Authority of the County of Grundy, Missouri, Health Facilities Revenue Bonds (Wright Memorial Hospital), Series 2009,		
6.750%, 9–1–34	1,000	1,007
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A,		
5.500%, 12–1–12	2,000	2,199
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.375%, 3–1–10	510	511
5.900%, 3–1–24	2,300	2,113

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Public Water Supply District No. 1 of Lincoln County, Missouri, Certificates of Participation, Series 2009,		
6.750%, 6–15–35	$2,500	$ 2,578
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds,		
Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.000%, 5–15–11	3,000	3,200
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence,		
Missouri – Events Center Project), Series 2009A,		
6.625%, 4–1–33	2,000	2,161
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence,		
Missouri – Events Center Project), Series 2009F,		
6.250%, 4–1–38	2,000	2,077
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership		
Loan Program), 2005 Series D,		
6.000%, 3–1–36	3,545	3,621
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution		
Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B,		
5.500%, 7–1–10	1,500	1,538
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003,		
5.500%, 6–1–19	2,650	2,923
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis		
International Airport),		
5.250%, 7–1–18	1,000	1,043
		30,780
Nevada – 1.86%		
City of Las Vegas Redevelopment Agency, Nevada, Tax Increment Revenue Bonds, Series 2009A,		
8.000%, 6–15–30	3,000	3,520
Redevelopment Agency of the City of Mesquite, Nevada, Tax Increment Revenue Bonds, Series 2009,		
7.375%, 6–1–24	1,000	1,042
Nevada Housing Division, Single Family Mortgage Bonds, 1998 Series A–1 Mezzanine Bonds,		
5.350%, 4–1–16	190	190
Overton Power District No. 5 (Nevada), Special Obligation Revenue Bonds, Series 2008,		
8.000%, 12–1–25	1,715	2,009
Truckee Meadows Water Authority, Nevada Water Revenue Refunding Bonds, Series 2007,		
4.500%, 7–1–30	5,000	4,974
		11,735
New Hampshire – 0.60%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue,		
Series 2002A:		
6.125%, 7–1–32	1,755	2,005
6.125%, 7–1–32	245	244
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A,		
5.650%, 1–1–36	1,545	1,542
		3,791
New Jersey – 1.79%		
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004,		
5.250%, 1–1–23	1,350	1,398
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.000%, 12–1–10	2,110	2,223
New Jersey Health Care Facilities Financing Authority, Revenue Bonds, Virtua Health Issue, Series 2009A,		
5.500%, 7–1–38	1,500	1,611
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I,		
5.250%, 9–1–24	2,250	2,642
New Jersey Educational Facilities Authority, Revenue Refunding Bonds, University of Medicine and Dentistry of		
New Jersey Issue, Series 2009 B,		
7.500%, 12–1–32	1,000	1,143
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds,		
Series 2002,		
5.375%, 12–15–13	2,000	2,245
		11,262

SCHEDULE OF INVESTMENTS
Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
New Mexico – 1.54%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001,		
5.375%, 7–1–15	$3,365	$ 3,453
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D,		
6.000%, 1–1–37	1,885	1,931
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2008 Series D–2,		
5.250%, 7–1–30	3,000	3,216
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B,		
5.750%, 9–15–21	1,000	1,110
		9,710
New York – 6.68%		
Long Island Power Authority, Electric System General Revenue Bonds, Series 2009A,		
6.250%, 4–1–33	1,000	1,176
The City of New York, General Obligation Bonds, Fiscal 2002 Series C,		
5.500%, 3–15–15	2,000	2,223
The City of New York, General Obligation Bonds, Fiscal 2003 Series A,		
5.750%, 8–1–14	2,000	2,221
The City of New York, General Obligation Bonds, Fiscal 2003 Series J,		
5.500%, 6–1–19	3,990	4,395
The City of New York, General Obligation Bonds, Fiscal 2004 Series D,		
5.250%, 10–15–21	6,110	6,639
New York City Transitional Finance Authority, Future Tax Secured Refunding Bonds, Fiscal 2003, Series D,		
5.250%, 2–1–19	3,000	3,284
New York City Industrial Development Agency, Pilot Revenue Bonds, Series 2009A (Yankee Stadium Project):		
0.000%, 3–1–25 (C)	2,675	1,177
0.000%, 3–1–26 (C)	2,685	1,106
0.000%, 3–1–27 (C)	2,500	959
Dormitory Authority of the State of New York, City University System, Consolidated Fourth General Resolution Revenue Bonds, 2001 Series A,		
5.500%, 7–1–17	2,000	2,170
Dormitory Authority of the State of New York, State University Educational Facilities, Revenue Bonds, Series 1990B:		
7.500%, 5–15–11	590	645
7.500%, 5–15–11	355	358
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Sixth Series,		
5.500%, 11–15–13	2,000	2,149
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.500%, 12–15–14	3,000	3,225
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Fifty-Second Series,		
5.750%, 11–1–30	4,490	5,056
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility),		
7.250%, 1–1–20	940	943
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	2,220	2,189
Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured),		
5.500%, 6–1–21	2,000	2,142
		42,057
North Carolina – 2.03%		
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999,		
5.250%, 10–1–11	1,200	1,212
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003C,		
5.500%, 1–1–14	3,000	3,356
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Series 2008C,		
6.750%, 1–1–24	1,000	1,210
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A,		
5.250%, 1–1–19	2,500	2,645

MUNICIPAL BONDS (Continued)	Principal	Value
North Carolina (Continued)		
North Carolina Medical Care Commission, Health Care Facilities Revenue Refunding Bonds (University Health Systems of Eastern Carolina), Series 2008E–2 Bonds,		
6.000%, 12–1–36	$2,500	$ 2,679
North Carolina Turnpike Authority, Triangle Expressway System Revenue Bonds, Series 2009A,		
5.750%, 1–1–39	1,000	1,074
North Carolina Turnpike Authority, Triangle Expressway System Revenue Bonds, Series 2009B,		
0.000%, 1–1–37 (C)	3,000	581
		12,757
Ohio – 2.90%		
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group),		
6.000%, 1–1–21	1,000	1,103
Greene County Port Authority, Adult Service Facility Revenue Bonds, Series 2009 (Greene, Inc. Project),		
7.500%, 12–1–33	1,000	1,114
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.000%, 12–1–30	3,850	4,080
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners),		
5.625%, 10–1–17	1,000	1,040
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series E,		
5.375%, 3–1–37	4,000	4,071
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A,		
7.125%, 6–1–41	2,500	2,582
State of Ohio, Hospital Revenue Bonds, Series 2008A (Cleveland Clinic Health System Obligated Group),		
5.250%, 1–1–33	2,000	2,091
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds, 2008 Series J (Mortgage-Backed Securities Program),		
6.200%, 9–1–33	2,000	2,166
		18,247
Oklahoma – 0.67%		
Cleveland County Justice Authority, Sales Tax Revenue Bonds (Cleveland County Detention Facility Project) Series 2009B,		
5.750%, 3–1–29	1,500	1,591
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B,		
5.750%, 7–1–16	1,490	1,508
Oklahoma Municipal Power Authority, Power Supply System Revenue Bonds, Series 2008A,		
5.875%, 1–1–28	1,000	1,121
		4,220
Oregon – 0.06%		
State of Oregon, Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D,		
6.375%, 7–1–27	355	356
Pennsylvania – 4.57%		
Butler County Hospital Authority, Hospital Revenue Bonds, Series 2009B (Butler Health System Project),		
7.250%, 7–1–39	1,000	1,156
Dauphin County General Authority, Health System Revenue Bonds, Series A of 2009 (Pinnacle Health System Project):		
6.000%, 6–1–29	2,000	2,153
6.000%, 6–1–36	3,000	3,227
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A,		
5.700%, 11–15–11	2,500	2,444
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002:		
5.500%, 7–1–14	1,930	2,102
5.500%, 7–1–14	70	79
Pennsylvania Turnpike Commission, Turnpike Subordinate Revenue Bonds, Series C of 2009,		
0.000%, 6–1–33 (C)	4,000	3,081

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
City of Philadelphia, Pennsylvania, General Obligation Refunding Bonds, Series 2008A, 5.250%, 12–15–24	$10,750	$ 11,494
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A, 5.500%, 7–1–35	1,500	1,139
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A, 5.500%, 1–1–19	2,120	1,925
		28,800
Puerto Rico – 1.71%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds), Series 2004A, 5.250%, 7–1–21	5,740	5,864
Puerto Rico Aqueduct and Sewer Authority, Revenue Bonds, Series A (Senior Lien), 5.000%, 7–1–28	1,000	1,060
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue Bonds, First Subordinate Series 2009A, 0.000%, 8–1–32 (C)	5,000	3,814
		10,738
Rhode Island – 0.53%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, Lifespan Obligated Group Issue, Series 2009A, 6.250%, 5–15–30	1,590	1,767
Rhode Island Student Loan Authority, Student Loan Program Revenue Bonds, 2009 Senior Series A, 6.250%, 12–1–27	1,500	1,588
		3,355
South Dakota – 0.35%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994, 7.300%, 4–1–16	2,000	2,213
Tennessee – 0.84%		
The Health and Educational Facilities Board of the City of Johnson City, Tennessee, Hospital First Mortgage Revenue Bonds (Mountain States Health Alliance), Series 2006A, 5.500%, 7–1–36	3,000	2,987
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project), 5.500%, 11–1–13	2,000	2,270
		5,257
Texas – 10.85%		
City of Arlington, Texas, Special Tax Revenue Bonds, Series 2008, 5.500%, 8–15–27	2,000	2,264
Cass County Industrial Development Corporation (Texas), Environmental Improvement, Revenue Refunding Bonds, 2009 Series A, 9.250%, 3–1–24	2,500	3,164
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport, Joint Revenue Improvement and Refunding Bonds, Series 2001A, 5.875%, 11–1–17	1,280	1,335
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport, Joint Revenue Bonds, Series 2003A, 5.500%, 11–1–19	5,000	5,205
Dallas Independent School District (Dallas County, Texas) Unlimited Tax School Building Bonds, Series 2008, 6.375%, 2–15–34	2,500	2,934
Frisco Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building Bonds, Series 2008A, 6.000%, 8–15–38	2,500	2,890
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002, 5.750%, 2–15–17	980	1,091
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G, 5.750%, 11–15–15	1,500	1,550
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B, 5.000%, 8–15–32	2,500	2,732
Harris County Health Facilities Development Corporation, Hospital Revenue Refunding Bonds (Memorial Hermann Healthcare System), Series 2008B, 7.000%, 12–1–27	2,500	2,824

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris County Health Facilities Development Corporation, Thermal Utility Revenue Bonds (Teco Project), Series 2008,		
5.000%, 11–15–26	$ 2,500	$ 2,606
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County), Hospital Revenue Bonds, Series 2008:		
5.750%, 2–15–28	1,000	931
6.000%, 2–15–33	500	467
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.750%, 2–15–30	6,000	7,047
Lower Colorado River Authority, Refunding Revenue Bonds, Series 2008A,		
6.250%, 5–15–28	2,500	2,853
North Texas Tollway Authority, System Revenue Refunding Bonds, Series 2008D,		
0.000%, 1–1–30 (C)	25,000	8,017
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A,		
6.000%, 11–15–36	4,000	3,865
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007,		
5.750%, 11–15–37	3,000	2,743
Texas Turnpike Authority, Central Texas Turnpike System, First Tier Revenue Bonds, Series 2002-A,		
0.000%, 8–15–26 (C)	24,500	12,117
Trinity River Authority of Texas (Tarrant County Water Project), Improvement Revenue Bonds, Series 2008,		
5.750%, 2–1–26	1,500	1,683
		68,318
Vermont – 0.26%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27,		
5.500%, 11–1–37	1,645	1,667
Virgin Islands – 0.17%		
Virgin Islands Public Finance Authority, Subordinated Revenue Bonds (Virgin Islands Matching Fund Loan Note – Diageo Project), Series 2009A,		
6.750%, 10–1–37	1,000	1,058
Virginia – 2.17%		
Isle of Wight County, Virginia, General Obligation Public Improvement Bonds, Series 2008B,		
6.000%, 7–1–27	1,605	1,900
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds (Carilion Health System Obligated Group), Series 2002A:		
5.750%, 7–1–14	2,225	2,385
5.500%, 7–1–17	2,000	2,129
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.500%, 7–1–15	2,000	2,130
Virginia Housing Development Authority, Commonwealth Mortgage Bonds, 2008 Series E,		
6.375%, 1–1–36	2,075	2,263
Industrial Development Authority of Washington County, Virginia, Hospital Revenue Bonds (Mountain States Health Alliance), Series 2009C,		
7.500%, 7–1–29	2,500	2,878
		13,685
Washington – 4.26%		
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.750%, 7–1–16	4,750	5,245
Port of Seattle, Revenue Bonds, Series 2001B,		
5.625%, 4–1–16	1,000	1,037
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003,		
5.750%, 12–1–19	1,665	1,879
Washington Health Care Facilities Authority, Revenue Bonds, Series 2008 (Seattle Cancer Care Alliance),		
7.125%, 3–1–29	2,500	2,745
Washington Health Care Facilities Authority, Revenue Bonds, Series 2009A (Swedish Health Services),		
6.500%, 11–15–33	1,500	1,602

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL BONDS (Continued)	Principal	Value
Washington (Continued)		
Washington Health Care Facilities Authority, Revenue Bonds, Series 2009 (Central Washington Health Services Association), 7.000%, 7–1–39	$1,000	$ 1,076
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center), 5.500%, 8–15–36	2,910	2,822
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B, 7.125%, 7–1–16	8,200	10,394
		26,800
West Virginia – 0.58%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A, 0.000%, 11–1–13 (C)	4,000	3,658
Wisconsin – 0.53%		
State of Wisconsin, General Fund Annual Appropriation Bonds of 2009, Series A, 5.750%, 5–1–33	1,000	1,149
Wisconsin Health and Educational Facilities Authority, Revenue Bonds, Series 2009 (ProHealth Care, Inc. Obligated Group), 6.625%, 2–15–39	2,000	2,175
		3,324
Wyoming – 0.27%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004, 5.750%, 6–1–34	675	576
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A, 5.500%, 1–1–28	1,000	1,094
		1,670
TOTAL MUNICIPAL BONDS – 96.39%		**$606,863**
(Cost: $561,134)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.86%		
Clorox Co., 0.300%, 10–13–09	3,000	3,000
McCormick & Co. Inc., 0.130%, 10–1–09	2,451	2,451
		5,451
Master Note – 0.00%		
Toyota Motor Credit Corporation, 0.139%, 10–1–09 (A)	1	1
Municipal Obligations – 1.51%		
Colorado Health Facilities Authority, Variable Rate Revenue Bonds (Exempla, Inc.), Series 2009A (U.S. Bank National Association), 0.220%, 10–7–09 (A)	4,000	4,000
Westminster Economic Development Authority, City of Westminster, Colorado, Tax Increment Adjustable Rate Revenue Refunding Bonds (Mandalay Gardens Urban Renewal Project), Series 2009 (U.S. Bank National Association), 0.250%, 10–1–09 (A)	1,200	1,200
The City of New York, General Obligation Bonds, Fiscal 2006 Series E (Bank of America, N.A.), 0.330%, 10–1–09 (A)	4,300	4,300
		9,500
TOTAL SHORT-TERM SECURITIES – 2.37%		**$ 14,952**
(Cost: $14,952)		
TOTAL INVESTMENT SECURITIES – 98.76%		**$621,815**
(Cost: $576,086)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.24%		**7,764**
NET ASSETS – 100.00%		**$629,579**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(B)Purchased on a when-issued basis with settlement subsequent to September 30, 2009.

(C)Zero coupon bond.

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$577,355
Gross unrealized appreciation	49,342
Gross unrealized depreciation	(4,882)
Net unrealized appreciation	$ 44,460

Geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Municipal High Income Fund



Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2009. He has managed the Fund for one year and has 11 years of industry experience.

Michael J. Walls

Fiscal Year Performance

For the 12 Months Ended September 30, 2009

Municipal High Income Fund **(Class A shares at net asset value)**	11.40%
Benchmark(s) and/or Lipper Category	
Barclays Capital Municipal Bond Index (reflects the performance of securities generally representing the high-grade municipal bond market)	14.85%
Barclays Capital Municipal High Yield Index (reflects the performance of securities generally representing the high-yield municipal bond market)	4.55%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.96%

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

Please note that in October 2009, the Fund's benchmark index was changed to the Barclays Capital Municipal High Yield Index. The Fund typically invests in bonds rated in the lower tier of investment grade or lower, in pursuit of higher yields. We believe this new index is more representative of the types of securities in which the Fund invests. For comparison purposes, both indexes will be included in this year's and next year's reports.

Quality led, credit selection played critical role

As you can see in the performance of the Fund's previous and new benchmark indices, investors demonstrated a preference for high-grade debt over high-yielding securities during the Fund's fiscal year, particularly in the latter half. Nonetheless, the Fund outperformed both its new benchmark index and its Lipper peer group (before taking into account the Fund's sales charge), due in large part to the relative credit quality of the Fund. As credit spreads began to widen, the Fund benefited from its higher quality bonds. As the economy began to deteriorate late in 2008, investors' appetite for risk evaporated, and high-yield municipal bond funds began having large outflows as investors exited the market. These outflows caused forced selling by funds and resulted in high-yield spreads reaching historically wide levels. The high credit quality of the Fund relative to other funds in our peer group provided a significant cushion against the drop in asset values during the market sell-off. This helped our performance during this credit crisis.

A focus on longer duration, higher yielding bonds

We continue to maintain a barbell structure in the Fund, more heavily weighted in short- (five-year) and long-maturity (30-year) bonds with less exposure in bonds maturing in the 10- to 20-year part of the curve. The majority of bonds we do own are longer duration, higher yielding bonds. We intend to continue to buy the highest yielding bonds in the market as long as we feel we are being adequately compensated for both duration and credit risk. We have continued to hold our lower rated and non-rated bonds, which we believe have solid underlying credit fundamentals. Also, as spreads have widened to levels where we feel compensation levels are adequate, we have begun looking at buying opportunities in the new issue market as they present themselves.

While having overweight positions in high quality, AAA, Fannie Mae- and Ginnie Mae-backed housing bonds has served us very well over the past several years, we no longer feel this position is warranted given the easing of the financial crisis. Beginning in November of 2008, the Fund began aggressively shifting from higher quality bonds into lower quality credits as we determined the market was pricing in unrealistic default scenarios. Meanwhile, we continue to maintain large exposure in health care as not-for-profit hospitals and continuing care retirement centers (CCRCs) have been a major source of new issue product in the municipal high-yield market. As the United States population ages, there will continue to be increasing demand for high quality health care; this has resulted in CCRCs having an excellent track record for strong financial performance and credit quality improvement.

Our outlook

Beginning in early 2009, cash flows into the high-yield municipal bond sector turned positive, and by the end of the fiscal year they had strengthened to levels not seen for decades. Flows into the Fund were strong, and we are optimistic that this trend can continue. With the supply in our market continuing to be minimal and the talk on Capitol Hill about increasing individual income tax rates, we are very comfortable with the continued positive outlook for the high-yield municipal market. With spreads in the lower- to medium-grade sector still wide and attractive on a historical basis, we continue to believe spreads will tighten and liquidity will improve in our market. We will continue to look for opportunities in the high-yield sector while always striving to have ample liquidity. We intend to stay fully invested and continue to stay broadly diversified across municipal sectors and geographic regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation



Bonds 95.96%

Cash and Cash Equivalents 4.04%

Bonds	**95.96%**
Municipal Bonds	95.96%
Cash and Cash Equivalents	**4.04%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	22/111	20
3 Year	11/92	12
5 Year	9/78	12
10 Year	9/58	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 51.86%

Non-Investment Grade 44.10%

Cash and Cash Equivalents 4.04%

Investment Grade	**51.86%**
AAA	5.49%
AA	0.54%
A	16.41%
BBB	29.42%
Non-Investment Grade	**44.10%**
BB	26.99%
B	14.87%
Below B	2.24%
Cash and Cash Equivalents	**4.04%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	19.7 years
Effective duration	9.0 years
Weighted average bond rating	BBB



Municipal High Income Fund, Class A Shares[1]	$14,810
Barclays Capital Municipal Bond Index	$17,527
Barclays Capital Municipal High Yield Index	$15,668
Lipper High Yield Municipal Debt Funds Universe Average	$14,211

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C
1-year period ended 9-30-09	6.66%	6.43%	10.42%
5-year period ended 9-30-09	3.54%	3.39%	3.52%
10-year period ended 9-30-09	4.01%	—	—
Since inception of Class[3] through 9-30-09	—	3.61%	3.59%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(3)10-5-99 for Class B shares and 10-8-99 for Class C shares (the date on which shares were first acquired and continuously held by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Municipal High Income Fund

(UNAUDITED)

For the Six Months Ended September 30, 2009	Beginning Account Value 3-31-09	Ending Account Value 9-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,192.70	0.91%	$5.04
Class B	$1,000	$1,187.50	1.82%	$9.95
Class C	$1,000	$1,187.40	1.81%	$9.95
Based on 5% Return[2]				
Class A	$1,000	$1,020.49	0.91%	$4.65
Class B	$1,000	$1,015.93	1.82%	$9.17
Class C	$1,000	$1,016.02	1.81%	$9.17

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 9 for further information on how expenses were calculated.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2009

MUNICIPAL BONDS	Principal	Value
Alabama – 0.20%		
Butler County Industrial Development Authority (Alabama), Environmental Improvement Revenue Bonds, 2008 Series A, 7.000%, 9–1–32	$1,000	$ 1,048
Arizona – 3.10%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 1.400%, 2–1–42 (A)	2,500	2,137
The Industrial Development Authority of the County of Mohave, Tax Exempt Correctional Facilities Contract Revenue Bonds (Mohave Prison, LLC Expansion Project), Series 2008, 8.000%, 5–1–25	10,200	12,332
The Industrial Development Authority of the County of Pima, Education Revenue Bonds (Noah Webster Basic School Project), Series 2004A, 6.125%, 12–15–34	1,050	881
The Industrial Development Authority of the City of Tucson, Arizona, Education Revenue Bonds (Arizona Agribusiness and Equine Center, Inc. Project), Series 2004A, 6.125%, 9–1–34	1,380	1,170
		16,520
California – 5.19%		
California Municipal Finance Authority, Educational Facilities Revenue Bonds (King/Chavez Academies Project), Series 2009A, 8.750%, 10–1–39	4,400	4,950
California Municipal Finance Authority, Education Revenue Bonds (American Heritage Education Foundation Project), Series 2006A, 5.250%, 6–1–36	1,000	850
California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management, Inc. Project), Series 2003A, 5.000%, 11–1–38	3,000	3,136
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007A, 5.450%, 2–1–48	3,000	3,100
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007C, 5.300%, 2–1–49	5,185	5,399
California Statewide Communities Development Authority, FHA Insured Mortgage Revenue Bonds (Methodist Hospital of Southern California Project), Series 2009, 6.625%, 8–1–29	2,500	2,866
California Statewide Communities Development Authority, Senior Living Revenue Bonds (Southern California Presbyterian Homes), Series 2009, 7.000%, 11–15–29	1,350	1,447
Redevelopment Agency of the City of Hollister, Hollister Community Development Project Tax Allocation Bonds, Series 2009 (County of San Benito, California) (Bank Qualified):		
6.750%, 10–1–24	380	424
6.500%, 10–1–26	380	413
6.625%, 10–1–27	330	360
6.750%, 10–1–28	430	472
6.750%, 10–1–29	400	435
7.000%, 10–1–32	1,000	1,100
Redevelopment Agency of the City of San Buenaventura, Merged San Buenaventura Redevelopment Project, 2008 Tax Allocation Bonds:		
7.750%, 8–1–28	1,000	1,138
8.000%, 8–1–38	1,400	1,594
		27,684
Colorado – 7.00%		
Church Ranch Metropolitan District, City of Westminster, Colorado, General Obligation Limited Tax Bonds, Series 2003, 6.000%, 12–1–33	1,160	995
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008B, 8.000%, 12–1–38	1,200	1,265
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008A, 7.400%, 12–1–38	2,700	3,028

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (Twin Peaks Charter Academy Project), Series 2008,		
7.000%, 11–15–38	$4,230	$ 4,635
Colorado Health Facilities Authority, Revenue Bonds (Christian Living Communities Project), Series 2006A,		
5.750%, 1–1–37	3,200	2,591
Colorado Health Facilities Authority, Revenue Bonds (Christian Living Communities – Clermont Park Project), Series 2009A:		
8.250%, 1–1–24	875	935
9.000%, 1–1–34	750	801
Confluence Metropolitan District (in the Town of Avon, Colorado), Tax Supported Revenue Bonds, Series 2007:		
5.400%, 12–1–27	1,000	783
5.450%, 12–1–34	1,000	720
Granby Ranch Metropolitan District (in the Town of Granby, Colorado), Limited Tax General Obligation Bonds, Series 2006,		
6.750%, 12–1–36	3,000	2,407
Lincoln Park Metropolitan District, Douglas County, Colorado, General Obligation Refunding and Improvement Bonds, Series 2008,		
6.200%, 12–1–37	5,000	4,927
Pine Bluffs Metropolitan District (in the Town of Parker), Douglas County, Colorado, General Obligation Limited Tax Bonds, Series 2004,		
7.250%, 12–1–24	3,325	3,042
Red Sky Ranch Metropolitan District, Eagle County, Colorado, General Obligation Bonds, Series 2003,		
6.050%, 12–1–33	1,245	1,062
Sorrel Ranch Metropolitan District (in the City of Aurora), Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006,		
5.750%, 12–1–36	1,445	1,142
Tallgrass Metropolitan District, Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding and Improvement Bonds, Series 2007,		
5.250%, 12–1–37	1,925	1,497
Tallyn's Reach Metropolitan District No. 3 (in the City of Aurora, Colorado), Limited Tax (Convertible to Unlimited Tax), General Obligation Bonds, Series 2004,		
6.750%, 12–1–33	1,000	1,038
Valagua Metropolitan District, Eagle County, Colorado, General Obligation Limited Tax Bonds, Series 2008,		
7.750%, 12–1–37	3,000	2,651
Wildgrass Metropolitan District (in the City and County of Broomfield, Colorado), General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding Bonds, Series 2007,		
6.200%, 12–1–34	4,000	3,814
		37,333
Connecticut – 1.25%		
Connecticut Development Authority, Pollution Control Revenue Refunding Bonds (The Connecticut Light and Power Company Project – 1993B Series),		
5.950%, 9–1–28	2,500	2,527
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.500%, 1–1–14	4,150	4,156
		6,683
Delaware – 0.16%		
Sussex County, Delaware, Adjustable Rate First Mortgage Revenue Bonds (Cadbury at Lewes Project), Series 2006B:		
5.900%, 1–1–26	375	313
6.000%, 1–1–35	700	548
		861
Florida – 0.83%		
Florida Development Finance Corporation, Revenue Bonds, Series 2008A (Sculptor Charter School Project),		
7.250%, 10–1–38	2,000	1,907
Hillsborough County Industrial Development Authority, Industrial Development Revenue Bonds, Health Facilities Projects, Series 2008B (University Community Hospital),		
8.000%, 8–15–32	2,300	2,515
		4,422

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia – 0.42%		
Savannah Economic Development Authority, First Mortgage Revenue Bonds (The Marshes of Skidaway Island Project), Series 2003A:		
7.400%, 1–1–24	$ 660	$ 644
7.400%, 1–1–34	1,725	1,591
		2,235
Guam – 0.55%		
Government of Guam, General Obligation Bonds, 2009 Series A,		
7.000%, 11–15–39	2,700	2,960
Hawaii – 0.29%		
Department of Budget and Finance of the State of Hawaii, Special Purpose Senior Living Revenue Bonds (15 Craigside Project), Series 2009A:		
8.750%, 11–15–29	400	450
9.000%, 11–15–44	1,000	1,075
		1,525
Illinois – 7.22%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A:		
5.000%, 5–1–26	4,355	3,610
5.700%, 5–1–36	1,500	1,261
City of Fairview Heights, Illinois, Tax Increment Refunding Revenue Bonds (Shoppes at St. Clair Square Redevelopment Project), Series 2009A,		
8.000%, 12–1–28	3,000	3,339
Illinois Finance Authority, Revenue Bonds (Three Crowns Park Project), Series 2006A:		
5.875%, 2–15–26	1,000	911
5.875%, 2–15–38	1,400	1,186
Illinois Finance Authority, Revenue Bonds (Rush University Medical Center Obligated Group), Series 2009A,		
7.250%, 11–1–38	2,500	2,882
Illinois Finance Authority, Revenue Bonds, Series 2009 (Silver Cross Hospital and Medical Centers),		
7.000%, 8–15–44	5,800	6,299
Illinois Finance Authority, Revenue Bonds, Series 2009C (Rush University Medical Center Obligated Group),		
6.625%, 11–1–39	2,750	3,016
Illinois Health Facilities Authority Series 2003A–1 (Villa St. Benedict Project),		
6.900%, 11–15–33 (B)	2,600	910
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001:		
6.050%, 12–15–19	1,000	912
6.350%, 12–15–24	2,750	2,452
Southwestern Illinois Development Authority, Senior Care Facility Revenue Bonds, Series 2006 (Eden Retirement Center, Inc. Project),		
5.850%, 12–1–36	2,675	2,192
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2007 (City of Collinsville Limited Incremental Sales Tax Project),		
5.350%, 3–1–31	1,250	956
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2008 (City of Granite City Project),		
7.000%, 12–1–22	6,000	6,114
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2009 (City of Granite City Project),		
8.000%, 1–15–22	2,300	2,490
		38,530
Indiana – 1.17%		
City of Hammond (Indiana), Redevelopment District Revenue Bonds, Series 2008 (Marina Area Project),		
6.000%, 1–15–17	3,000	2,924
Indiana Finance Authority, Educational Facilities Revenue Bonds, Series 2009A (Irvington Community School Project),		
9.000%, 7–1–39	1,400	1,624
City of Whiting (Indiana), Redevelopment District Tax Increment Revenue Bonds, Series 2006 (Standard Avenue Project),		
5.350%, 1–15–27	1,990	1,667
		6,215

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa – 2.44%		
City of Cedar Rapids, Iowa, First Mortgage Revenue Bonds, Series 1998-A (Cottage Grove Place Project),		
5.875%, 7–1–28	$5,000	$ 3,754
City of Cedar Rapids, Iowa, First Mortgage Adjustable Revenue Bonds, Series 2004 (Cottage Grove Place Project),		
6.500%, 7–1–33	4,295	3,836
City of Coralville, Iowa (Coralville Marriott Hotel and Convention Center), Certificates of Participation Evidencing Undivided Proportionate Interests in Base Lease Payments Pursuant to a Lease Purchase Agreement, Series 2006D,		
5.250%, 6–1–26	1,200	1,234
Iowa Finance Authority, Retirement Community Revenue Bonds (Edgewater, a Wesley Active Life Community, LLC Project), Series 2007A,		
6.750%, 11–15–37	4,500	4,175
		12,999
Kansas – 3.64%		
Arkansas City, Kansas Public Building Commission, Revenue Bonds, Series 2009 (South Central Kansas Regional Medical Center),		
7.000%, 9–1–38	3,300	3,498
City of Atchison, Kansas, Hospital Revenue Bonds (Atchison Hospital Association), Series 2008A,		
6.750%, 9–1–30	2,920	2,806
City of Lenexa, Kansas, Special Obligation Tax Increment Revenue Bonds (City Center East Project I), Series 2007,		
6.000%, 4–1–27	4,920	4,191
City of Olathe, Kansas, Senior Living Facility Revenue Bonds (Catholic Care Campus, Inc.), Series 2006A,		
6.000%, 11–15–38	4,750	3,906
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.500%, 9–1–26	1,000	798
City of Olathe, Kansas, Transportation Development District Sales Tax Revenue Bonds (The Olathe Gateway TDD No. 1a Project), Series 2006:		
5.000%, 12–1–16	1,325	972
5.000%, 12–1–28	1,850	1,021
Certificates of Participation, Series 1998A, Evidencing Proportionate Interests of the Owners Thereof in Rental Payments to be Made by the City of Spring Hill, Kansas, to Spring Hill Golf Corporation:		
5.750%, 1–15–06 (B)	75	19
6.250%, 1–15–13 (B)	270	68
6.375%, 1–15–20 (B)	325	81
6.500%, 1–15–28 (B)	4,470	1,117
Wilson County, Kansas, Hospital Revenue Bonds, Series 2006,		
6.200%, 9–1–26	1,000	955
		19,432
Louisiana – 0.20%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue Bonds (Shreveport Airport Cargo Facility Project), Series 2008C,		
7.000%, 1–1–33	1,000	1,084
Massachusetts – 0.62%		
Massachusetts Industrial Finance Agency, Resource Recovery Revenue Refunding Bonds (Ogden Haverhill Project), Series 1998A Bonds:		
5.500%, 12–1–13	1,000	994
5.600%, 12–1–19	2,500	2,301
		3,295
Michigan – 4.08%		
The Economic Development Corporation of the City of Dearborn (Michigan), Limited Obligation Revenue and Refunding Revenue Bonds (Henry Ford Village, Inc. Project), Series 2008:		
6.000%, 11–15–18	1,090	1,025
7.000%, 11–15–38	2,250	2,030
City of Detroit, Michigan Sewage Disposal System, Senior Lien Revenue Refunding Bonds (Modal Fixed Rate), Series 2001(C–1),		
7.000%, 7–1–27	3,300	4,171
City of Detroit, Michigan Sewage Disposal System, Senior Lien Revenue Refunding Bonds (Modal Fixed Rate), Series 2003(B),		
7.500%, 7–1–33	3,800	4,889

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.750%, 9–1–17	$1,500	$ 1,259
Michigan Public Educational Facilities Authority, Limited Obligation Revenue Bonds (Michigan Technical Academy Project), Series 2006:		
6.375%, 2–1–26	1,000	865
6.500%, 2–1–36	1,000	830
City of Royal Oak Hospital Finance Authority, Hospital Revenue and Refunding Bonds (William Beaumont Hospital Obligated Group), Series 2009V,		
8.250%, 9–1–39	5,600	6,711
		21,780
Minnesota – 0.63%		
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.250%, 5–15–36	3,500	3,341
Missouri – 15.66%		
City of Arnold, Missouri, Real Property Tax Increment Revenue Bonds (Arnold Triangle Redevelopment Project), Series 2009A,		
7.750%, 5–1–28	4,000	4,341
City of Ballwin, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002A (Ballwin Town Center Redevelopment Project),		
6.250%, 10–1–17	2,200	2,028
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004:		
6.000%, 3–1–19	2,610	2,390
6.250%, 3–1–24	1,000	893
The Industrial Development Authority of the City of Branson, Missouri, Tax Increment Revenue Bonds, Series 2006A (Branson Shoppes Redevelopment Project),		
5.950%, 11–1–29	3,000	2,468
The Industrial Development Authority of the City of Bridgeton, Missouri, Sales Tax Revenue Bonds, Series 2008A (Hilltop Community Improvement District Project),		
5.875%, 11–1–35	2,700	2,040
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.875%, 12–1–31	675	419
6.125%, 12–1–36	675	418
City of Chillicothe, Missouri, Tax Increment Revenue Bonds (South U.S. 65 Project), Series 2006:		
5.625%, 4–1–24	860	724
5.625%, 4–1–27	1,500	1,227
Crossings Community Improvement District, Revenue Bonds (Wildwood, Missouri), Series 2006,		
5.000%, 3–1–26	2,000	1,799
City of Des Peres, Missouri, Tax Increment Refunding Revenue Bonds, Series 2002A (West County Center Project),		
5.750%, 4–15–20	4,000	3,730
The Elm Point Commons Community Improvement District (St. Charles, Missouri), Special Assessment Revenue Bonds, Series 2007,		
5.750%, 3–1–27	1,770	1,530
The Industrial Development Authority of the City of Grandview, Missouri, Tax Increment Revenue Bonds, Series 2006 (Grandview Crossing Project 1),		
5.750%, 12–1–28	1,000	474
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.250%, 10–1–21	500	397
5.400%, 10–1–26	760	563
5.500%, 10–1–31	1,160	825
5.550%, 10–1–36	285	197
City of Harrisonville, Missouri, Annual Appropriation-Supported Tax Increment and Sales Tax Refunding Revenue Bonds (Harrisonville Towne Center Project), Series 2007,		
4.625%, 11–1–28	1,630	1,630
City of Jennings, Missouri, Tax Increment and Community Improvement Refunding Revenue Bonds, Series 2006 (Northland Redevelopment Area Project),		
5.000%, 11–1–23	2,600	2,314

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Industrial Development Authority of the City of Kansas City, Missouri, Health Care Facilities First Mortgage Revenue Bonds (The Bishop Spencer Place, Incorporated Project), Series 1994:		
6.250%, 1–1–24	$5,400	$ 4,831
6.500%, 1–1–35	2,900	2,464
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project),		
5.900%, 3–1–24	2,500	2,296
City of Lake Ozark, Missouri, Neighborhood Improvement District Bonds (Osage National Project), Series 2005:		
5.600%, 3–1–11	185	185
5.600%, 3–1–17	685	656
6.100%, 3–1–25	1,300	1,162
Lakeside 370 Levee District (St. Charles County, Missouri), Levee District Improvement Bonds, Series 2008,		
7.000%, 4–1–28	5,700	5,659
The Industrial Development Authority of the City of Lee's Summit, Missouri, Infrastructure Facilities Revenue Bonds (Kensington Farms Improvement Project), Series 2007,		
5.750%, 3–1–29	1,185	957
The Industrial Development Authority of the City of Lee's Summit, Missouri, Senior Living Facilities Revenue Bonds (John Knox Village Obligated Group), Series 2007A,		
5.125%, 8–15–32	3,700	3,448
City of Liberty, Missouri, Tax Increment Revenue Bonds (Liberty Triangle Project), Series 2004,		
5.750%, 9–1–24	650	573
M150 and 135th Street Transportation Development District, Transportation Sales Tax Revenue Bonds (State Line Station Project-Kansas City, Missouri), Series 2004,		
6.000%, 10–1–34	2,700	2,751
City of Maplewood, Missouri, Tax Increment Refunding Revenue Bonds, Series 2005 (Maplewood South Redevelopment Area Project),		
5.750%, 11–1–26	1,700	1,429
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Events Center Project), Series 2008D,		
5.750%, 4–1–33	750	812
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Eastland Center Project), Phase IV, Series 2000B,		
5.125%, 4–1–22	875	965
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of St. Joseph, Missouri – Triumph Foods, LLC Project), Series 2004A,		
6.000%, 3–1–15	1,000	1,074
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri) (Branson Landing Project), Series 2004A:		
5.500%, 12–1–24	2,000	2,025
5.625%, 12–1–28	1,000	1,006
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri – Branson Landing Project), Series 2005A,		
6.000%, 6–1–20	1,000	1,073
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Centerpoint Project), Series 2007E,		
5.125%, 4–1–27	1,000	1,021
Missouri Development Finance Board, Research Facility Revenue Bonds, Series 2007 (Midwest Research Institute Project),		
4.500%, 11–1–27	3,500	2,781
The Industrial Development Authority of the County of Platte County, Missouri, Transportation Revenue Bonds (Zona Rosa Phase II Retail Project), Series 2007,		
6.850%, 4–1–29	3,225	2,975
City of Riverside, Missouri, L–385 Levee Redevelopment Plan, Tax Increment Revenue Bonds (L–385 Levee Project), Series 2004,		
5.250%, 5–1–20	2,000	2,055
The Industrial Development Authority of St. Joseph, Missouri, Healthcare Revenue Bonds (Living Community of St. Joseph Project), Series 2002,		
7.000%, 8–15–32	3,000	2,617
The Industrial Development Authority of the City of St. Louis, Missouri, Tax Increment and Community Improvement District Refunding Revenue Bonds, Series 2007 (Loughborough Commons Redevelopment Project),		
5.750%, 11–1–27	2,500	2,254

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The St. Charles Riverfront Transportation Development District, St. Charles, Missouri, Revenue Bonds (River Bluff Drive Improvement Project), Series 2005,		
5.000%, 10–1–20	$ 675	$ 583
Stone Canyon Community Improvement District, Independence, Missouri, Revenue Bonds (Public Infrastructure Improvement Project), Series 2007,		
5.750%, 4–1–27	1,250	983
University Place Transportation Development District (St. Louis County, Missouri), Subordinate Transportation Sales Tax and Special Assessment Revenue Bonds, Series 2009,		
7.500%, 4–1–32	4,000	4,513
		83,555
Nevada – 3.17%		
Clark County, Nevada, Special Improvement District No. 142 (Mountain's Edge), Local Improvement Bonds, Series 2003:		
5.800%, 8–1–15	1,905	1,897
6.100%, 8–1–18	1,435	1,403
6.375%, 8–1–23	2,430	2,312
City of Las Vegas Redevelopment Agency, Nevada, Tax Increment Revenue Bonds, Series 2009A,		
8.000%, 6–15–30	6,500	7,628
Overton Power District No. 5 (Nevada), Special Obligation Revenue Bonds, Series 2008,		
8.000%, 12–1–38	3,250	3,658
		16,898
New Hampshire – 1.54%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
5.000%, 7–1–12	390	399
5.750%, 7–1–22	2,000	2,011
Business Finance Authority of the State of New Hampshire, Pollution Control Refunding Revenue Bonds (The United Illuminating Company Project–1997 Series A),		
7.125%, 7–1–27	5,000	5,394
Lisbon Regional School District, New Hampshire, General Obligation Capital Appreciation School Bonds,		
0.000%, 2–1–13 (C)	425	413
		8,217
New Jersey – 3.13%		
Burlington County Bridge Commission (Burlington County, New Jersey), Economic Development Bonds (The Evergreens Project), Series 2007,		
5.625%, 1–1–38	1,750	1,559
New Jersey Economic Development Authority, Economic Development Bonds, Kapkowski Road Landfill Reclamation Improvement District Project (City of Elizabeth), Series 1998A:		
5.500%, 4–1–12	3,750	3,747
6.375%, 4–1–18	2,385	2,859
New Jersey Economic Development Authority, Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999,		
6.250%, 9–15–19	5,500	5,215
New Jersey Educational Facilities Authority, Revenue Refunding Bonds, University of Medicine and Dentistry of New Jersey Issue, Series 2009 B,		
7.500%, 12–1–32	2,900	3,316
		16,696
New York – 3.54%		
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue Bonds (Amsterdam at Harborside Project), Series 2007A,		
6.700%, 1–1–43	4,000	3,455
New York City Industrial Development Agency, Special Facility Revenue Bonds, Series 2005 (American Airlines, Inc. John F. Kennedy International Airport Project),		
7.750%, 8–1–31	3,500	3,587
Suffolk County Industrial Development Agency (New York), Assisted Living Facility Revenue Bonds (Medford Hamlet Assisted Living Project), Series 2005,		
6.375%, 1–1–39	2,000	1,490
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility),		
7.250%, 1–1–20	2,600	2,609

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	$4,600	$ 4,535
Suffolk County Industrial Development Agency (New York), Continuing Care Retirement Community, Fixed Rate Revenue Bonds (Peconic Landing at Southold, Inc. Project – Series 2000A),		
8.000%, 10–1–20	1,900	1,963
City of Yonkers Industrial Development Agency, Civic Facility Revenue Bonds (St. John's Riverside Hospital Project), Series 2001B,		
7.125%, 7–1–31	1,455	1,270
		18,909
North Carolina – 0.76%		
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue Bonds (Pennybyrn at Maryfield Project), Series 2005A,		
5.650%, 10–1–25	2,000	1,515
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Series 1999D,		
6.700%, 1–1–19	2,500	2,563
		4,078
Ohio – 2.99%		
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2,		
5.750%, 6–1–34	2,000	1,875
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007,		
6.500%, 6–1–47	4,850	4,326
Greene County Port Authority, Adult Service Facility Revenue Bonds, Series 2009 (Greene, Inc. Project),		
7.500%, 12–1–33	3,900	4,342
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A,		
7.125%, 6–1–41	2,000	2,066
Toledo Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2004C (Toledo Express Airport Project),		
6.375%, 11–15–32	3,875	3,332
		15,941
Oklahoma – 1.31%		
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005A,		
6.125%, 11–15–25	2,000	1,869
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005,		
6.000%, 11–15–38	3,050	2,596
The Oklahoma Development Finance Authority, Solid Waste Disposal Revenue Bonds (Waste Management of Oklahoma, Inc. Project), Series 2004A,		
7.000%, 12–1–21	2,400	2,501
		6,966
Oregon – 1.13%		
The Hospital Facility Authority of Deschutes County, Oregon, Hospital Revenue Refunding Bonds (Cascade Heathcare Community, Inc.), Series 2008,		
8.250%, 1–1–38	5,000	6,029
Pennsylvania – 2.18%		
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2007A:		
5.000%, 11–15–17	3,000	2,828
5.000%, 11–15–28	1,500	1,197
Butler County Hospital Authority, Hospital Revenue Bonds, Series 2009B (Butler Health System Project),		
7.250%, 7–1–39	3,000	3,467
The Borough of Langhorne Manor, Higher Education and Health Authority (Bucks County, Pennsylvania), Hospital Revenue Bonds, Series of 1992 (The Lower Bucks Hospital):		
7.300%, 7–1–12	1,850	1,707
7.350%, 7–1–22	3,400	2,446
		11,645

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico – 1.02%		
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue Bonds, First Subordinate Series 2009A,		
6.375%, 8–1–39	$4,800	$ 5,418
Rhode Island – 0.25%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health		
Services of Rhode Island Issue, Series 1999,		
5.750%, 10–1–14	1,400	1,336
South Carolina – 1.14%		
South Carolina Jobs – Economic Development Authority, Revenue Bonds (The Woodlands at Furman Project), Series 2007A:		
6.000%, 11–15–37	1,000	707
6.000%, 11–15–42	2,500	1,734
Tobacco Settlement Revenue Management Authority, 5% Tobacco Settlement Asset-Backed Refunding Bonds, Series 2008,		
5.000%, 6–1–18	3,630	3,638
		6,079
Tennessee – 1.58%		
Memphis-Shelby County Airport Authority, Airport Revenue Bonds, Series 1999D,		
6.000%, 3–1–19	3,000	3,048
Upper Cumberland Gas Utility District (of Cumberland County, Tennessee) Gas System Revenue Refunding Bonds,		
Series 2005:		
6.800%, 5–1–19	1,900	1,848
6.900%, 5–1–29	3,750	3,553
		8,449
Texas – 8.64%		
Alliance Airport Authority, Inc., Special Facilities Revenue Bonds, Series 1991 (American Airlines, Inc. Project),		
7.000%, 12–1–11	4,900	4,709
Alliance Airport Authority, Inc., Special Facilities Revenue Refunding Bonds, Series 2007		
(American Airlines, Inc. Project),		
5.250%, 12–1–29	2,750	1,807
Cass County Industrial Development Corporation (Texas), Environmental Improvement Revenue Bonds, 2009 Series A,		
9.500%, 3–1–33	3,900	4,880
City of Hackberry, Texas (A municipal corporation of the State of Texas located in Denton County), Combination		
Special Assessment and Contract Revenue Road Bonds, Series 2009A (Hackberry Hidden Cove Public		
Improvement District No. 2 Project),		
9.000%, 9–1–38 (D)	4,000	4,137
Harris County Health Facilities Development Corporation, Hospital Revenue Refunding Bonds		
(Memorial Hermann Healthcare System), Series 2008B,		
7.250%, 12–1–35	2,000	2,283
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (The Village at Gleannloch Farms, Inc. Project),		
Series 2006A:		
5.250%, 2–15–12	600	599
5.250%, 2–15–13	600	594
5.250%, 2–15–14	700	684
5.250%, 2–15–15	700	673
5.500%, 2–15–27	1,500	1,246
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County),		
Hospital Revenue Bonds, Series 2008,		
6.000%, 2–15–38	1,600	1,476
La Vernia Higher Education Finance Corporation (Winfree Academy Charter School), Education Revenue Bonds,		
Series 2009,		
9.000%, 8–15–38	5,900	6,876
Lubbock Health Facilities Development Corporation, Fixed Rate First Mortgage Revenue and Refunding Bonds		
(Carillon Senior Life Care Community Project), Series 2005A,		
6.625%, 7–1–36	5,000	4,409
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds		
(Northwest Senior Housing Corporation – Edgemere Project), Series 2006A:		
6.000%, 11–15–26	500	502
6.000%, 11–15–36	5,015	4,846
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds		
(Buckingham Senior Living Community, Inc. Project), Series 2007,		
5.750%, 11–15–37	5,000	4,572

Municipal High Income Fund (in thousands) SEPTEMBER 30, 2009

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant County Cultural Education Facilities Finance Corporation, Charter School Revenue Bonds (Trinity Basin Preparatory Project), Series 2009A:		
7.300%, 6–1–29	$ 500	$ 525
7.750%, 6–1–39	1,200	1,260
		46,078
Utah – 0.85%		
Municipal Building Authority of Uintah County, Utah, Lease Revenue Bonds, Series 2008A:		
5.300%, 6–1–28	2,300	2,444
5.500%, 6–1–37	2,000	2,092
		4,536
Virginia – 4.00%		
Economic Development Authority of James City County, Virginia, Residential Care Facility Revenue Bonds (Virginia United Methodist Homes of Williamsburg, Inc.), Series 2007A:		
5.400%, 7–1–27	2,500	1,546
5.500%, 7–1–37	3,200	1,846
Industrial Development Authority of the City of Lexington, Virginia, Hospital Facility Revenue Bonds (Stonewall Jackson Hospital), Series 2000:		
7.000%, 7–1–25	715	702
7.000%, 7–1–30	700	658
The Marquis Community Development Authority (Virginia), Revenue Bonds, Series 2007, 5.625%, 9–1–18	4,000	3,344
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue Bonds (Fort Norfolk Retirement Community, Inc. – Harbor's Edge Project), Series 2004A:		
6.000%, 1–1–25	1,000	917
6.125%, 1–1–35	3,640	3,157
Norfolk Redevelopment and Housing Authority, Multifamily Rental Housing Facility Revenue Bonds, Series 1996 (1016 Limited Partnership – Sussex Apartments Project), 8.000%, 9–1–26	2,930	2,845
Industrial Development Authority of Smyth County (Virginia), Hospital Revenue Bonds (Mountain States Health Alliance), Series 2009B, 8.000%, 7–1–38	5,400	6,346
		21,361
Washington – 2.41%		
Port of Anacortes, Washington, Revenue and Refunding Bonds, 1998 Series A, 5.625%, 9–1–16	3,000	2,980
Port of Sunnyside, Yakima County, Washington, Revenue Bonds, 2008 (Industrial Wastewater Treatment System), 6.625%, 12–1–21	2,250	2,333
Public Hospital District No. 1, Skagit County, Washington (Skagit Valley Hospital), Hospital Revenue Bonds, 2007, 5.750%, 12–1–28	1,510	1,481
Washington Health Care Facilities Authority, Revenue Bonds, Series 2008 (Seattle Cancer Care Alliance), 7.375%, 3–1–38	4,100	4,597
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center), 5.500%, 8–15–36	1,500	1,455
		12,846
Wisconsin – 0.87%		
Wisconsin Health and Educational Facilities Authority, Revenue Bonds (Saint John's Communities, Inc.), Series 2009:		
7.250%, 9–15–29 (D)	800	804
7.625%, 9–15–39 (D)	800	827
Wisconsin Health and Educational Facilities Authority, Revenue Bonds, Series 2004A (Beaver Dam Community Hospitals, Inc. Project):		
6.500%, 8–15–24	1,000	1,000
6.500%, 8–15–26	2,000	1,994
		4,625
Wyoming – 0.80%		
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A, 5.500%, 1–1–38	4,000	4,284
TOTAL MUNICIPAL BONDS – 95.96%		**$511,893**
(Cost: $516,320)		

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2009

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.86%		
Clorox Co., 0.300%, 10–13–09	$3,000	$ 3,000
McCormick & Co. Inc., 0.130%, 10–1–09	1,561	1,561
		4,561
Master Note – 0.00%		
Toyota Motor Credit Corporation, 0.139%, 10–1–09 (A)	13	13
Municipal Obligations – 2.55%		
Colorado Health Facilities Authority, Variable Rate Revenue Bonds (Exempla, Inc.), Series 2009A (U.S. Bank National Association), 0.220%, 10–7–09 (A)	1,500	1,500
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N.A.), 0.300%, 10–1–09 (A)	850	850
New York State Housing Finance Agency, Archstone Westbury Housing Revenue Bonds, Series A (Bank of America, N.A.), 0.320%, 10–1–09 (A)	5,300	5,300
Steamboat Springs Redevelopment Authority, Colorado, Tax Increment Adjustable Rate Revenue Bonds (Base Area Redevelopment Project), Series 2007 (Wells Fargo Bank, N.A.), 0.250%, 10–1–09 (A)	1,345	1,345
Westminster Economic Development Authority, City of Westminster, Colorado, Tax Increment Adjustable Rate Revenue Refunding Bonds (Mandalay Gardens Urban Renewal Project), Series 2009 (U.S. Bank National Association), 0.250%, 10–1–09 (A)	1,630	1,630
The City of New York, General Obligation Bonds, Fiscal 2006 Series E (Bank of America, N.A.), 0.330%, 10–1–09 (A)	3,000	3,000
		13,625

TOTAL SHORT-TERM SECURITIES – 3.41%	**$ 18,199**
(Cost: $18,199)	
TOTAL INVESTMENT SECURITIES – 99.37%	**$530,092**
(Cost: $534,519)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.63%	**3,326**
NET ASSETS – 100.00%	**$533,418**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2009.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Zero coupon bond.

(D)Purchased on a when-issued basis with settlement subsequent to September 30, 2009.

For Federal income tax purposes, cost of investments owned at September 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$533,715
Gross unrealized appreciation	31,022
Gross unrealized depreciation	(34,645)
Net unrealized depreciation	$ (3,623)

Geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$ 991,694	$1,262,268	$676,197	$439,047	$1,195,766	$621,815	$530,092
Investments at Market Value	991,694	1,262,268	676,197	439,047	1,195,766	621,815	530,092
Cash	8,992	1,801	5,389	37	514	1	5,286
Restricted cash	—	—	6,235	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	298	—	—	—	—
Investment securities sold receivable	16,181	—	6,239	35	13,548	—	—
Dividends and interest receivable	9,230	8,959	10,535	2,668	26,324	8,662	9,610
Capital shares sold receivable	1,425	9,733	1,250	755	1,790	1,246	641
Receivable from affiliates	—	54	—	—	—	—	—
Prepaid and other assets	87	225	79	75	143	79	59
Total Assets	1,027,609	1,283,040	706,222	442,617	1,238,085	631,803	545,688
LIABILITIES							
Investment securities purchased payable	9,002	—	33,240	—	32,806	969	10,882
Unrealized depreciation on forward foreign currency contracts	—	—	9,501	—	—	—	—
Capital shares redeemed payable	1,695	18,641	733	1,534	2,501	1,094	985
Distributions payable	—	137	—	130	844	—	260
Trustees' fees payable	74	94	29	28	80	59	40
Distribution and service fees payable	7	1	5	3	9	5	4
Shareholder servicing payable	225	323	167	98	243	50	45
Investment management fee payable	13	14	11	5	19	8	7
Accounting services fee payable	19	21	14	11	23	14	12
Other liabilities	36	42	260	28	448	25	35
Total Liabilities	11,071	19,273	43,960	1,837	36,973	2,224	12,270
Total Net Assets	$1,016,538	$1,263,767	$662,262	$440,780	$1,201,112	$629,579	$533,418
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$1,018,547	$1,263,548	$687,536	$428,278	$1,384,312	$593,659	$578,449
Undistributed (distributions in excess of) net investment income	311	—	(2,474)	—	—	1,534	848
Accumulated net realized gain (loss)	(10,359)	219	(18,988)	(2,976)	(227,530)	(11,343)	(41,453)
Net unrealized appreciation (depreciation)	8,039	—	(3,812)	15,478	44,330	45,729	(4,426)
Total Net Assets	$1,016,538	$1,263,767	$662,262	$440,780	$1,201,112	$629,579	$533,418
CAPITAL SHARES OUTSTANDING:							
Class A	155,865	1,234,339	159,898	65,927	162,905	84,975	109,516
Class B	4,083	13,975	3,673	2,217	3,683	381	780
Class C	2,815	15,235	4,020	2,293	4,093	1,214	3,161
Class Y	3,027	N/A	5,587	7,193	12,437	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.13	$1.00	$3.82	$5.68	$6.56	$7.27	$4.70
Class B	$6.13	$1.00	$3.82	$5.68	$6.56	$7.26	$4.70
Class C	$6.13	$1.00	$3.82	$5.68	$6.56	$7.26	$4.70
Class Y	$6.13	N/A	$3.83	$5.68	$6.56	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$ 983,654	$1,262,268	$670,865	$423,569	$1,151,436	$576,086	$534,519

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Interest and amortization from unaffiliated securities	$44,931	$27,846	$32,465	$19,878	$ 91,868	$28,604	$31,299
Foreign interest withholding tax	(25)	—	(200)	—	—	—	—
Total Investment Income	44,906	27,846	32,265	19,878	91,868	28,604	31,299
EXPENSES							
Investment management fee	4,726	5,888	3,483	2,443	5,685	2,896	2,303
Distribution and service fees:							
Class A	2,171	N/A	1,280	1,098	2,092	1,370	1,068
Class B	272	208	134	171	212	28	40
Class C	162	185	138	170	181	68	118
Shareholder servicing:							
Class A	2,107	3,376	1,582	920	2,173	498	442
Class B	134	37	72	60	124	8	10
Class C	57	29	53	42	66	14	28
Class Y	24	N/A	31	29	83	—*	—*
Registration fees	98	128	102	123	106	91	89
Custodian fees	44	63	97	25	42	24	21
Trustees' fees	50	90	35	31	51	31	24
Accounting services fee	223	254	151	140	229	154	132
Legal fees	55	96	35	34	52	32	11
Audit fees	18	14	32	13	32	30	33
Other	163	801	168	103	202	114	123
Total Expenses	10,304	11,169	7,393	5,402	11,330	5,358	4,442
Less:							
Expenses in excess of limit	(432)	(58)	(175)	(240)	(250)	(249)	(184)
Total Net Expenses	9,872	11,111	7,218	5,162	11,080	5,109	4,258
Net Investment Income	35,034	16,735	25,047	14,716	80,788	23,495	27,041
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(2,127)	252	(577)	(1,844)	(74,155)	2,286	(16,762)
Futures contracts	—	—	—	—	—	(432)	(10)
Swap agreements	(66)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	12,199	—	—	—	—
Foreign currency exchange transactions	—	—	(6,459)	—	8	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	46,285	—	35,463	14,182	150,710	51,667	43,752
Forward foreign currency contracts	—	—	(11,627)	—	—	—	—
Foreign currency exchange transactions	—	—	323	—	(1)	—	—
Net Realized and Unrealized Gain	44,092	252	29,322	12,338	76,562	53,521	26,980
Net Increase in Net Assets Resulting from Operations	$79,126	$16,987	$54,369	$27,054	$157,350	$77,016	$54,021

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 35,034	$ 35,947	$ 16,735	$ 33,700	$ 25,047	$ 18,897
Net realized gain (loss) on investments	(2,193)	8,207	252	22	5,163	15,944
Net change in unrealized appreciation (depreciation)	46,285	(43,594)	—	—	24,159	(42,716)
Net Increase (Decrease) in Net Assets Resulting from Operations	79,126	560	16,987	33,722	54,369	(7,875)
Distributions to Shareholders From:						
Net investment income:						
Class A	(35,745)	(33,420)	(16,579)	(33,308)	(29,800)	(18,780)
Class B	(862)	(1,089)	(81)	(207)	(673)	(561)
Class C	(536)	(537)	(75)	(185)	(693)	(437)
Class Y	(674)	(1,277)	N/A	N/A	(1,259)	(1,172)
Net realized gains:						
Class A	—	—	(41)	—	—	—
Class B	—	—	(1)	—	—	—
Class C	—	—	—*	—	—	—
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	(37,817)	(36,323)	(16,777)	(33,700)	(32,425)	(20,950)
Capital Share Transactions	83,495	206,643	(39,798)	253,613	58,732	263,618
Net Increase (Decrease) in Net Assets	124,804	170,880	(39,588)	253,635	80,676	234,793
Net Assets, Beginning of Period	891,734	720,854	1,303,355	1,049,720	581,586	346,793
Net Assets, End of Period	$1,016,538	$891,734	$1,263,767	$1,303,355	$662,262	$581,586
Undistributed (distributions in excess of) net investment income	$311	$640	$—	$—	$(2,474)	$11,393

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Government Securities Fund		High Income Fund	
	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 14,716	$ 10,006	$ 80,788	$ 71,269
Net realized gain (loss) on investments	(1,844)	2,624	(74,147)	(29,685)
Net change in unrealized appreciation (depreciation)	14,182	1,305	150,709	(105,433)
Net Increase (Decrease) in Net Assets Resulting from Operations	27,054	13,935	157,350	(63,849)
Distributions to Shareholders From:				
Net investment income:				
Class A	(13,244)	(9,098)	(73,094)	(68,225)
Class B	(360)	(346)	(1,614)	(1,892)
Class C	(377)	(251)	(1,396)	(1,015)
Class Y	(635)	(311)	(4,921)	(3,217)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(14,616)	(10,006)	(81,025)	(74,349)
Capital Share Transactions	55,496	130,095	225,110	28,258
Net Increase (Decrease) in Net Assets	67,934	134,024	301,435	(109,940)
Net Assets, Beginning of Period	372,846	238,822	899,677	1,009,617
Net Assets, End of Period	$440,780	$372,846	$1,201,112	$899,677
Undistributed net investment income	$—	$—	$—	$263

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08	Fiscal year ended 9-30-09	Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 23,495	$ 19,525	$ 27,041	$ 24,350
Net realized gain (loss) on investments	1,854	2,450	(16,772)	618
Net change in unrealized appreciation (depreciation)	51,667	(24,645)	43,752	(54,573)
Net Increase (Decrease) in Net Assets Resulting from Operations	77,016	(2,670)	54,021	(29,605)
Distributions to Shareholders From:				
Net investment income:				
Class A	(22,572)	(19,634)	(25,486)	(23,820)
Class B	(90)	(103)	(206)	(242)
Class C	(223)	(114)	(607)	(534)
Class Y	(1)	(2)	(5)	(7)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(22,886)	(19,853)	(26,304)	(24,603)
Capital Share Transactions	65,517	26,206	42,463	435
Net Increase (Decrease) in Net Assets	119,647	3,683	70,180	(53,773)
Net Assets, Beginning of Period	509,932	506,249	463,238	517,011
Net Assets, End of Period	$629,579	$509,932	$533,418	$463,238
Undistributed net investment income	$1,534	$912	$848	$108

See Accompanying Notes to Financial Statements.

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BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$5.87	$0.23[2]	$ 0.28[2]	$0.51	$(0.25)	$ —	$(0.25)
Fiscal year ended 9-30-2008	6.11	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Fiscal year ended 9-30-2007	6.11	0.27	0.00	0.27	(0.27)	—	(0.27)
Fiscal year ended 9-30-2006	6.27	0.26	(0.08)	0.18	(0.27)	(0.07)	(0.34)
Fiscal year ended 9-30-2005	6.50	0.27	(0.12)	0.15	(0.28)	(0.10)	(0.38)
Class B Shares							
Fiscal year ended 9-30-2009	5.87	0.17[2]	0.28[2]	0.45	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	6.11	0.19	(0.23)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Class C Shares							
Fiscal year ended 9-30-2009	5.87	0.18[2]	0.28[2]	0.46	(0.20)	—	(0.20)
Fiscal year ended 9-30-2008	6.11	0.20	(0.24)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Class Y Shares							
Fiscal year ended 9-30-2009	5.88	0.26[2]	0.26[2]	0.52	(0.27)	—	(0.27)
Fiscal year ended 9-30-2008	6.11	0.27	(0.22)	0.05	(0.28)	—	(0.28)
Fiscal year ended 9-30-2007	6.11	0.29	0.00	0.29	(0.29)	—	(0.29)
Fiscal year ended 9-30-2006	6.27	0.28	(0.08)	0.20	(0.29)	(0.07)	(0.36)
Fiscal year ended 9-30-2005	6.50	0.29	(0.12)	0.17	(0.30)	(0.10)	(0.40)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$6.13	8.88%[3]	$956	1.02%	3.85%	1.07%	3.80%	30%
Fiscal year ended 9-30-2008	5.87	0.21[3]	819	1.03	4.15	1.03	4.15	37
Fiscal year ended 9-30-2007	6.11	4.51[3]	649	1.07	4.43	1.10	4.40	32
Fiscal year ended 9-30-2006	6.11	3.02[3]	587	1.09	4.28	—	—	53
Fiscal year ended 9-30-2005	6.27	2.30[3]	605	1.09	4.12	—	—	34
Class B Shares								
Fiscal year ended 9-30-2009	6.13	7.79	25	2.04	2.90	2.08	2.86	30
Fiscal year ended 9-30-2008	5.87	-0.78	30	2.04	3.15	2.04	3.15	37
Fiscal year ended 9-30-2007	6.11	3.53	32	2.03	3.47	2.06	3.44	32
Fiscal year ended 9-30-2006	6.11	2.18	35	2.06	3.31	—	—	53
Fiscal year ended 9-30-2005	6.26	1.17	42	2.02	3.20	—	—	34
Class C Shares								
Fiscal year ended 9-30-2009	6.13	7.96	17	1.90	2.99	1.94	2.95	30
Fiscal year ended 9-30-2008	5.87	-0.68	16	1.92	3.26	1.92	3.26	37
Fiscal year ended 9-30-2007	6.11	3.58	12	1.97	3.53	2.00	3.50	32
Fiscal year ended 9-30-2006	6.11	2.26	13	2.02	3.36	—	—	53
Fiscal year ended 9-30-2005	6.26	1.17	13	2.01	3.20	—	—	34
Class Y Shares								
Fiscal year ended 9-30-2009	6.13	9.06	19	0.69	4.18	0.73	4.14	30
Fiscal year ended 9-30-2008	5.88	0.72	27	0.70	4.49	0.70	4.49	37
Fiscal year ended 9-30-2007	6.11	4.87	28	0.71	4.78	0.74	4.75	32
Fiscal year ended 9-30-2006	6.11	3.39	17	0.73	4.65	—	—	53
Fiscal year ended 9-30-2005	6.27	2.67	15	0.72	4.49	—	—	34

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds   FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$1.00	$0.01[2]	$0.00[2]	$0.01	$(0.01)	$ —*	$(0.01)
Fiscal year ended 9-30-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2007	1.00	0.05	0.00	0.05	(0.05)	—	(0.05)
Fiscal year ended 9-30-2006	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2005	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class B Shares[3]							
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class C Shares[3]							
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Class B and Class C are not available for direct investments.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]
Class A Shares							
Fiscal year ended 9-30-2009	$1.00	1.16%	$1,234	0.73%	1.16%	—%	—%
Fiscal year ended 9-30-2008	1.00	3.00	1,275	0.73	2.87	—	—
Fiscal year ended 9-30-2007	1.00	4.68	1,032	0.78	4.59	—	—
Fiscal year ended 9-30-2006	1.00	3.86	802	0.88	3.85	—	—
Fiscal year ended 9-30-2005	1.00	1.81	625	0.92	1.80	—	—
Class B Shares[3]							
Fiscal year ended 9-30-2009	1.00	0.38	14	1.53	0.39	1.68	0.24
Fiscal year ended 9-30-2008	1.00	2.00	14	1.70	1.87	—	—
Fiscal year ended 9-30-2007	1.00	3.64	10	1.79	3.58	—	—
Fiscal year ended 9-30-2006	1.00	2.73	11	1.98	2.77	—	—
Fiscal year ended 9-30-2005	1.00	0.79	7	1.93	0.74	1.99	0.67
Class C Shares[3]							
Fiscal year ended 9-30-2009	1.00	0.40	15	1.49	0.41	1.64	0.26
Fiscal year ended 9-30-2008	1.00	2.06	14	1.65	1.90	—	—
Fiscal year ended 9-30-2007	1.00	3.71	8	1.73	3.64	—	—
Fiscal year ended 9-30-2006	1.00	2.75	8	1.94	2.83	—	—
Fiscal year ended 9-30-2005	1.00	0.75	5	1.96	0.70	2.01	0.65

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds
FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$3.70	$0.17[2]	$ 0.17[2]	$ 0.34	$(0.22)	$ —	$(0.22)
Fiscal year ended 9-30-2008	3.85	0.15	(0.13)	0.02	(0.17)	—	(0.17)
Fiscal year ended 9-30-2007	3.65	0.15	0.19	0.34	(0.14)	—	(0.14)
Fiscal year ended 9-30-2006	3.65	0.14	(0.01)	0.13	(0.13)	—	(0.13)
Fiscal year ended 9-30-2005	3.58	0.13	0.07	0.20	(0.13)	—	(0.13)
Class B Shares							
Fiscal year ended 9-30-2009	3.69	0.13[2]	0.18[2]	0.31	(0.18)	—	(0.18)
Fiscal year ended 9-30-2008	3.84	0.12	(0.13)	(0.01)	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.11	0.18	0.29	(0.10)	—	(0.10)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Class C Shares							
Fiscal year ended 9-30-2009	3.70	0.14[2]	0.17[2]	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	3.84	0.12	(0.12)	0.00	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.12	0.18	0.30	(0.11)	—	(0.11)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Class Y Shares							
Fiscal year ended 9-30-2009	3.70	0.18[2]	0.18[2]	0.36	(0.23)	—	(0.23)
Fiscal year ended 9-30-2008	3.85	0.17	(0.13)	0.04	(0.19)	—	(0.19)
Fiscal year ended 9-30-2007	3.65	0.17	0.19	0.36	(0.16)	—	(0.16)
Fiscal year ended 9-30-2006	3.65	0.16	(0.02)	0.14	(0.14)	—	(0.14)
Fiscal year ended 9-30-2005	3.58	0.14	0.07	0.21	(0.14)	—	(0.14)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$3.82	9.77%[3]	$611	1.26%	4.50%	1.29%	4.47%	45%
Fiscal year ended 9-30-2008	3.70	0.52[3]	525	1.20	3.96	1.23	3.93	41
Fiscal year ended 9-30-2007	3.85	9.55[3]	306	1.29	4.18	1.32	4.15	40
Fiscal year ended 9-30-2006	3.65	3.49[3]	254	1.31	3.94	—	—	60
Fiscal year ended 9-30-2005	3.65	5.69[3]	228	1.28	3.56	—	—	30
Class B Shares								
Fiscal year ended 9-30-2009	3.82	9.03	14	2.25	3.51	2.28	3.48	45
Fiscal year ended 9-30-2008	3.69	-0.36	18	2.07	3.09	2.10	3.06	41
Fiscal year ended 9-30-2007	3.84	8.12	11	2.34	3.13	2.37	3.10	40
Fiscal year ended 9-30-2006	3.65	2.50	10	2.30	2.92	—	—	60
Fiscal year ended 9-30-2005	3.65	4.67	9	2.28	2.57	—	—	30
Class C Shares								
Fiscal year ended 9-30-2009	3.82	8.88	15	2.10	3.67	2.13	3.64	45
Fiscal year ended 9-30-2008	3.70	-0.06	15	2.02	3.15	2.05	3.12	41
Fiscal year ended 9-30-2007	3.84	8.24	7	2.23	3.24	2.26	3.21	40
Fiscal year ended 9-30-2006	3.65	2.53	6	2.24	3.06	—	—	60
Fiscal year ended 9-30-2005	3.65	4.70	5	2.21	2.64	—	—	30
Class Y Shares								
Fiscal year ended 9-30-2009	3.83	10.51	21	0.84	4.92	0.87	4.89	45
Fiscal year ended 9-30-2008	3.70	0.88	24	0.83	4.33	0.86	4.30	41
Fiscal year ended 9-30-2007	3.85	10.03	23	0.86	4.61	0.89	4.58	40
Fiscal year ended 9-30-2006	3.65	3.91	20	0.89	4.36	—	—	60
Fiscal year ended 9-30-2005	3.65	6.10	16	0.89	3.95	—	—	30

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$5.52	$0.17[2]	$ 0.16[2]	$0.33	$(0.17)	$ —	$(0.17)
Fiscal year ended 9-30-2008	5.42	0.20	0.10	0.30	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.42	0.23	0.00	0.23	(0.23)	—	(0.23)
Fiscal year ended 9-30-2006	5.51	0.22	(0.09)	0.13	(0.22)	—*	(0.22)
Fiscal year ended 9-30-2005	5.62	0.21	(0.07)	0.14	(0.21)	(0.04)	(0.25)
Class B Shares							
Fiscal year ended 9-30-2009	5.52	0.12[2]	0.16[2]	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.17	(0.09)	0.08	(0.17)	—	(0.17)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Class C Shares							
Fiscal year ended 9-30-2009	5.52	0.12[2]	0.16[2]	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.18	(0.09)	0.09	(0.18)	—	(0.18)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Class Y Shares							
Fiscal year ended 9-30-2009	5.52	0.19[2]	0.16[2]	0.35	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	5.42	0.22	0.10	0.32	(0.22)	—	(0.22)
Fiscal year ended 9-30-2007	5.42	0.25	0.00	0.25	(0.25)	—	(0.25)
Fiscal year ended 9-30-2006	5.51	0.24	(0.09)	0.15	(0.24)	—	(0.24)
Fiscal year ended 9-30-2005	5.62	0.23	(0.07)	0.16	(0.23)	(0.04)	(0.27)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$5.68	6.05%[3]	$375	1.01%	3.04%	1.06%	2.99%	48%
Fiscal year ended 9-30-2008	5.52	5.60[3]	345	1.06	3.58	1.10	3.54	36
Fiscal year ended 9-30-2007	5.42	4.31[3]	204	1.11	4.23	1.15	4.19	43
Fiscal year ended 9-30-2006	5.42	2.58[3]	194	1.16	4.13	—	—	53
Fiscal year ended 9-30-2005	5.51	2.49[3]	213	1.17	3.78	—	—	36
Class B Shares								
Fiscal year ended 9-30-2009	5.68	5.08	13	1.92	2.12	1.96	2.08	48
Fiscal year ended 9-30-2008	5.52	4.63	14	1.99	2.68	2.03	2.64	36
Fiscal year ended 9-30-2007	5.42	3.35	13	2.04	3.30	2.08	3.26	43
Fiscal year ended 9-30-2006	5.42	1.64	15	2.09	3.20	—	—	53
Fiscal year ended 9-30-2005	5.51	1.56	18	2.09	2.87	—	—	36
Class C Shares								
Fiscal year ended 9-30-2009	5.68	5.19	13	1.81	2.24	1.85	2.20	48
Fiscal year ended 9-30-2008	5.52	4.73	11	1.90	2.75	1.94	2.71	36
Fiscal year ended 9-30-2007	5.42	3.41	8	1.98	3.37	2.02	3.33	43
Fiscal year ended 9-30-2006	5.42	1.72	9	2.01	3.28	—	—	53
Fiscal year ended 9-30-2005	5.51	1.62	11	2.04	2.92	—	—	36
Class Y Shares								
Fiscal year ended 9-30-2009	5.68	6.36	41	0.70	3.39	0.74	3.35	48
Fiscal year ended 9-30-2008	5.52	5.97	3	0.72	4.12	0.76	4.08	36
Fiscal year ended 9-30-2007	5.42	4.71	14	0.73	4.60	0.77	4.56	43
Fiscal year ended 9-30-2006	5.42	3.00	8	0.76	4.56	—	—	53
Fiscal year ended 9-30-2005	5.51	2.91	5	0.77	4.19	—	—	36

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$6.31	$0.50[2]	$ 0.25[2]	$ 0.75	$(0.50)	$ —	$(0.50)
Fiscal year ended 9-30-2008	7.28	0.51	(0.95)	(0.44)	(0.53)	—	(0.53)
Fiscal year ended 9-30-2007	7.27	0.53	0.01	0.54	(0.53)	—	(0.53)
Fiscal year ended 9-30-2006	7.39	0.52	(0.13)	0.39	(0.51)	—	(0.51)
Fiscal year ended 9-30-2005	7.55	0.52	(0.17)	0.35	(0.51)	—	(0.51)
Class B Shares							
Fiscal year ended 9-30-2009	6.30	0.43[2]	0.26[2]	0.69	(0.43)	—	(0.43)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.14)	0.31	(0.44)	—	(0.44)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Class C Shares							
Fiscal year ended 9-30-2009	6.30	0.45[2]	0.25[2]	0.70	(0.44)	—	(0.44)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.13)	0.32	(0.45)	—	(0.45)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Class Y Shares							
Fiscal year ended 9-30-2009	6.31	0.52[2]	0.25[2]	0.77	(0.52)	—	(0.52)
Fiscal year ended 9-30-2008	7.29	0.53	(0.96)	(0.43)	(0.55)	—	(0.55)
Fiscal year ended 9-30-2007	7.27	0.55	0.02	0.57	(0.55)	—	(0.55)
Fiscal year ended 9-30-2006	7.39	0.54	(0.12)	0.42	(0.54)	—	(0.54)
Fiscal year ended 9-30-2005	7.55	0.55	(0.18)	0.37	(0.53)	—	(0.53)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$6.56	13.49%[3]	$1,069	1.17%	8.71%	1.20%	8.68%	67%
Fiscal year ended 9-30-2008	6.31	-6.39[3]	824	1.12	7.38	1.15	7.35	30
Fiscal year ended 9-30-2007	7.28	7.74[3]	922	1.12	7.17	1.15	7.14	59
Fiscal year ended 9-30-2006	7.27	5.40[3]	847	1.15	7.12	—	—	47
Fiscal year ended 9-30-2005	7.39	4.77[3]	856	1.14	6.93	—	—	40
Class B Shares								
Fiscal year ended 9-30-2009	6.56	12.40	24	2.26	7.66	2.29	7.63	67
Fiscal year ended 9-30-2008	6.30	-7.42	24	2.12	6.38	2.15	6.35	30
Fiscal year ended 9-30-2007	7.28	6.70	33	2.09	6.20	2.12	6.17	59
Fiscal year ended 9-30-2006	7.26	4.73	33	2.13	6.14	—	—	47
Fiscal year ended 9-30-2005	7.39	3.75	36	2.11	5.95	—	—	40
Class C Shares								
Fiscal year ended 9-30-2009	6.56	12.64	27	2.03	7.75	2.06	7.72	67
Fiscal year ended 9-30-2008	6.30	-7.35	13	2.05	6.45	2.08	6.42	30
Fiscal year ended 9-30-2007	7.28	6.74	17	2.04	6.25	2.07	6.22	59
Fiscal year ended 9-30-2006	7.26	4.47	15	2.06	6.20	—	—	47
Fiscal year ended 9-30-2005	7.39	3.82	16	2.04	6.02	—	—	40
Class Y Shares								
Fiscal year ended 9-30-2009	6.56	13.93	81	0.80	9.00	0.83	8.97	67
Fiscal year ended 9-30-2008	6.31	-6.09	39	0.79	7.71	0.82	7.68	30
Fiscal year ended 9-30-2007	7.29	7.93	38	0.80	7.50	0.83	7.47	59
Fiscal year ended 9-30-2006	7.27	5.89	28	0.82	7.44	—	—	47
Fiscal year ended 9-30-2005	7.39	5.07	24	0.83	7.24	—	—	40

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$6.63	$0.29[2]	$ 0.63[2]	$ 0.92	$(0.28)	$ —	$(0.28)
Fiscal year ended 9-30-2008	6.92	0.26	(0.28)	(0.02)	(0.27)	—	(0.27)
Fiscal year ended 9-30-2007	6.99	0.27	(0.08)	0.19	(0.26)	—	(0.26)
Fiscal year ended 9-30-2006	7.02	0.26	(0.03)	0.23	(0.26)	—	(0.26)
Fiscal year ended 9-30-2005	7.10	0.25	(0.08)	0.17	(0.25)	—	(0.25)
Class B Shares							
Fiscal year ended 9-30-2009	6.62	0.22[2]	0.64[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.19	(0.09)	0.10	(0.19)	—	(0.19)
Class C Shares							
Fiscal year ended 9-30-2009	6.62	0.23[2]	0.63[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.18	(0.09)	0.09	(0.18)	—	(0.18)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$7.27	14.31%[3]	$618	0.90%	4.26%	0.95%	4.21%	24%
Fiscal year ended 9-30-2008	6.63	-0.39[3]	503	0.93	3.82	0.97	3.78	20
Fiscal year ended 9-30-2007	6.92	2.84[3]	499	0.95	3.99	0.99	3.95	5
Fiscal year ended 9-30-2006	6.99	3.32[3]	536	0.92	3.71	—	—	16
Fiscal year ended 9-30-2005	7.02	2.43[3]	589	0.91	3.57	—	—	14
Class B Shares								
Fiscal year ended 9-30-2009	7.26	13.28	3	1.87	3.29	1.91	3.25	24
Fiscal year ended 9-30-2008	6.62	-1.38	3	1.86	2.89	1.90	2.85	20
Fiscal year ended 9-30-2007	6.92	2.03	4	1.88	3.05	1.92	3.01	5
Fiscal year ended 9-30-2006	6.98	2.37	4	1.85	2.78	—	—	16
Fiscal year ended 9-30-2005	7.01	1.36	5	1.82	2.66	—	—	14
Class C Shares								
Fiscal year ended 9-30-2009	7.26	13.34	9	1.79	3.37	1.83	3.33	24
Fiscal year ended 9-30-2008	6.62	-1.39	4	1.87	2.88	1.91	2.84	20
Fiscal year ended 9-30-2007	6.92	2.00	3	1.90	3.03	1.94	2.99	5
Fiscal year ended 9-30-2006	6.98	2.34	4	1.89	2.74	—	—	16
Fiscal year ended 9-30-2005	7.01	1.32	4	1.85	2.63	—	—	14

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2009	$4.48	$0.26[2]	$ 0.21[2]	$ 0.47	$(0.25)	$ —	$(0.25)
Fiscal year ended 9-30-2008	5.00	0.24	(0.52)	(0.28)	(0.24)	—	(0.24)
Fiscal year ended 9-30-2007	5.10	0.24	(0.10)	0.14	(0.24)	—	(0.24)
Fiscal year ended 9-30-2006	4.98	0.24	0.12	0.36	(0.24)	—	(0.24)
Fiscal year ended 9-30-2005	4.88	0.26	0.10	0.36	(0.26)	—	(0.26)
Class B Shares							
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.20	(0.52)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)
Class C Shares							
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.19	(0.51)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2009	$4.70	11.40%[3]	$515	0.93%	6.20%	0.97%	6.16%	34%
Fiscal year ended 9-30-2008	4.48	-5.82[3]	445	0.90	4.92	0.94	4.88	26
Fiscal year ended 9-30-2007	5.00	2.68[3]	497	0.97	4.67	1.01	4.63	33
Fiscal year ended 9-30-2006	5.10	7.37[3]	467	0.98	4.72	—	—	29
Fiscal year ended 9-30-2005	4.98	7.45[3]	407	0.97	5.18	—	—	24
Class B Shares								
Fiscal year ended 9-30-2009	4.70	10.43	4	1.83	5.27	1.87	5.23	34
Fiscal year ended 9-30-2008	4.48	-6.63	5	1.75	4.05	1.79	4.01	26
Fiscal year ended 9-30-2007	5.00	1.81	7	1.82	3.81	1.86	3.77	33
Fiscal year ended 9-30-2006	5.10	6.47	7	1.82	3.89	—	—	29
Fiscal year ended 9-30-2005	4.98	6.53	7	1.83	4.31	—	—	24
Class C Shares								
Fiscal year ended 9-30-2009	4.70	10.42	15	1.83	5.30	1.87	5.26	34
Fiscal year ended 9-30-2008	4.48	-6.67	13	1.79	4.02	1.83	3.98	26
Fiscal year ended 9-30-2007	5.00	1.77	13	1.87	3.77	1.91	3.73	33
Fiscal year ended 9-30-2006	5.10	6.43	13	1.86	3.82	—	—	29
Fiscal year ended 9-30-2005	4.98	6.49	9	1.87	4.26	—	—	24

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds *(amounts in thousands)* SEPTEMBER 30, 2009

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On January 30, 2009, each of the 20 series of Waddell & Reed Advisors Funds, a Delaware statutory trust (Trust) became the successor to one of 16 Maryland corporations, or to a series of these Maryland corporations ("Corporations"), pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a "Reorganization" and collectively, "the Reorganizations"). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets, operations and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a Fund) are each a series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are typically valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

All securities held by Cash Management and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Funds, under the supervision of the Board of Trustees, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees. As of September 30, 2009, the following had aggregate investments valued at fair value (unrealized gain/loss for futures contracts) as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Government Securities Fund	$1,856	0.42%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publically traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default. As of September 30, 2009, High Income Fund and Municipal High Income Fund held defaulted securities with an aggregate market value of $10,144 and $2,195, respectively, representing 0.84% and 0.41% of each Fund's net assets, respectively.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of September 30, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees' Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Treasury's Temporary Guarantee Program. On October 3, 2008, the Board of Directors (now Board of Trustees) approved the participation by Cash Management in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds through December 18, 2008 (the Program). Participation in the Program required a payment to the Treasury Department of 0.01% based on the net asset value of Cash Management as of September 19, 2008. On November 24, 2008, the Treasury Department announced its decision to extend the Program for the period from December 19, 2008 through April 30, 2009; on March 31, 2009 the Program was extended to September 18, 2009 (the Extended Program). The Board of Directors (now Trustees) unanimously approved the continued participation of Cash Management in the Extended Program. Participation in the Extended Program required a payment at each extension to the Treasury Department of 0.015% of the net asset value of Cash Management as of September 19, 2008. The above expenses of $515 have been borne by Cash Management without regard to any contractual or voluntary expense limitation currently in effect for the Fund. At September 18, 2009, the Treasury Department allowed the Program to expire.

Concentration of Risk. Certain Funds may have a concentration of risk which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through November 20, 2009, the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment manager. WRIMCO provides investment advice, for which services it is paid a fee. Until September 30, 2006, the fee was payable by each Fund at the following annual rates and is accrued and paid daily:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Cash Management	All levels	0.400%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 12), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Global Bond Fund	Up to $500 Million	0.590%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee		
Average Net Asset Level (in millions)		Annual Fee Rate for Each Level
From $ 0 to $ 10		$ 0
From $ 10 to $ 25		$ 11.5
From $ 25 to $ 50		$ 23.1
From $ 50 to $ 100		$ 35.5
From $ 100 to $ 200		$ 48.4
From $ 200 to $ 350		$ 63.2
From $ 350 to $ 550		$ 82.5
From $ 550 to $ 750		$ 96.3
From $ 750 to $ 1,000		$ 121.6
From $1,000 and Over		$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958. Cash Management and Government Securities Fund pay a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Non-networked accounts. Each Fund pays WISC an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Corporations on behalf of the predecessor to each Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940 that ended upon the Reorganization, the predecessor to each Fund, other than Cash Management, was permitted to pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee was paid to reimburse W&R for amounts it expended in connection the distribution of Class A shares and/or provision of personal services to Class A shareholders and/or maintenance of Class A shareholder accounts. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act effective upon the Reorganization ("Current Class A Plan"), each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the fiscal year ended September 30, 2009, W&R received the following amounts in sales commissions and CDSC:

| | Gross Sales Commissions | CDSC | | |
		Class A	Class B	Class C
Bond Fund.	$1,560	$ 7	$24	$ 4
Cash Management.	—	76	66	9
Global Bond Fund	1,253	4	8	5
Government Securities Fund.	893	27	15	12
High Income Fund	2,071	1	16	3
Municipal Bond Fund.	698	—*	3	4
Municipal High Income Fund	672	3	5	6

Not shown due to rounding.

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended September 30, 2009, the following amounts were paid by W&R:

Bond Fund	$	966
Cash Management.		13,007
Global Bond Fund		782
Government Securities Fund		590
High Income Fund		1,268
Municipal Bond Fund		527
Municipal High Income Fund		475

Expense Reimbursements and/or Waivers. During the fiscal year ended September 30, 2009, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Bond Fund	$	355
Global Bond Fund		175
Government Securities Fund		189
High Income Fund		250
Municipal Bond Fund		200
Municipal High Income Fund		175

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b–1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average net Class A assets on an annual basis. During the fiscal year ended September 30, 2009, the following amounts were waived as a result of the reduced Rule 12b–1 fees:

Bond Fund	$	77
Government Securities Fund		51
Municipal Bond Fund		49
Municipal High Income Fund		9

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain the annualized yield at 0.20%. This reimbursement serves to reduce shareholder servicing. For the fiscal year ended September 30, 2009, the following expenses were reimbursed:

Cash Management, Class B	$	31
Cash Management, Class C		27

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2009 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

During the fiscal year ended September 30, 2009, each Fund adopted a fair value measurements standard. That standard requires that fair value be defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of September 30, 2009:

Fund	Level 1	Level 2	Level 3
Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 455,988	$ 1,039
Municipal Bonds	—	19,082	—
Other Government Securities	—	12,494	—
United States Government Agency Obligations	—	297,176	—
United States Government Obligations	—	150,855	—
Short-Term Securities	—	55,060	—
Total Investments in Securities	$ —	$ 990,655	$ 1,039
Cash Management			
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 928,209	$ —
Municipal Obligations	—	273,997	—
United States Government Agency Obligations	—	60,062	—
Total Investments in Securities	$ —	$1,262,268	$ —
Global Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 434,909	$ 3,791
Other Government Securities	—	62,811	2,075
Senior Loans	—	5,869	—
United States Government Agency Obligations	—	47,233	—
United States Government Obligations	—	73,109	—
Short-Term Securities	—	46,400	—
Total Investments in Securities	$ —	$ 670,331	$ 5,866
Forward Foreign Currency Contracts	$ —	$ 298	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 9,501	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Government Securities Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 10,423	$ —
United States Government Agency Obligations	—	291,978	1,856
United States Government Obligations	—	124,375	—
Short-Term Securities	—	10,415	—
Total Investments in Securities	$ —	$ 437,191	$ 1,856
High Income Fund			
Assets			
Investments in Securities			
Common Stocks	$8,826	$ —	$ —
Corporate Debt Securities	—	1,059,635	2,774
Senior Loans	—	41,826	33,577
Short-Term Securities	—	49,128	—
Total Investments in Securities	$8,826	$1,150,589	$36,351
Municipal Bond Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 606,863	$ —
Short-Term Securities	—	14,952	—
Total Investments in Securities	$ —	$ 621,815	$ —
Municipal High Income Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 511,893	$ —
Short-Term Securities	—	18,199	—
Total Investments in Securities	$ —	$ 530,092	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans
Bond Fund				
Beginning Balance 10–1–08	$ 4,372	$ –	$ –	$ –
Net realized gain (loss)	(2,531)	–	–	–
Net unrealized appreciation (depreciation)	(500)	–	–	–
Net purchases (sales)	(302)	–	–	–
Transfers in and/or (out) of Level 3 during the period	–	–	–	–
Ending Balance 9–30–09	$ 1,039	$ –	$ –	$ –
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–09	$ (500)	$ –	$ –	$ –

(Continued)	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans
Global Bond Fund				
Beginning Balance 10–1–08.	$ 2,452	$ 2,331	$ –	$ –
Net realized gain (loss)	–	–	–	–
Net unrealized appreciation (depreciation)	–	(256)	–	–
Net purchases (sales)	–	–	–	–
Transfers in and/or (out) of Level 3 during the period	1,339	–	–	–
Ending Balance 9–30–09	$ 3,791	$ 2,075	$ –	$ –
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–09.	$ –	$ (256)	$ –	$ –
Government Securities Fund				
Beginning Balance 10–1–08.	$ –	$ –	$ 2,279	$ –
Net realized gain (loss)	–	–	–	–
Net unrealized appreciation (depreciation)	–	–	(22)	–
Net purchases (sales)	–	–	(401)	–
Transfers in and/or (out) of Level 3 during the period	–	–	–	–
Ending Balance 9–30–09	$ –	$ –	$ 1,856	$ –
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–09.	$ –	$ –	$ (22)	$ –
High Income Fund				
Beginning Balance 10–1–08.	$ 7,997	$ –	$ –	$ –
Net realized gain (loss)	(1,904)	–	–	77
Net unrealized appreciation (depreciation)	1,679	–	–	3,360
Net purchases (sales)	(2,013)	–	–	25,944
Transfers in and/or (out) of Level 3 during the period	(2,985)	–	–	4,196
Ending Balance 9–30–09	$ 2,774	$ –	$ –	$ 33,577
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–09.	$ 345	$ –	$ –	$ 3,360

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities. Additionally, the Net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2009, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal year ended September 30, 2009, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Bond Fund	$ 252,137	$107,084
Cash Management.	—	—
Global Bond Fund	228,863	175,410
Government Securities Fund	48,744	34,966
High Income Fund	816,445	570,189
Municipal Bond Fund	194,748	129,921
Municipal High Income Fund	180,974	144,602

Purchases of and proceeds from maturities and sales of U.S. Government securities were:

	Purchases	Sales
Bond Fund	$ 43,960	$158,573
Global Bond Fund	81,130	59,798
Government Securities Fund	276,181	185,776

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2009 and the related net capital losses and post-October activity were as follows:

	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
Net ordinary income...............	$36,843	$17,163	$24,903	$14,618	$80,445	$23,465	$26,364
Distributed ordinary income	37,817	16,865	32,425	14,556	80,181	22,886	26,238
Undistributed ordinary income	413	658	3,845	158	925	763	397
Realized long term capital gains......	—	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—	—
Undistributed long term capital gains ..	—	—	—	—	—	—	—
Post-October losses deferred	4,397	209	22,215	2,009	71,510	—	15,880

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Bond Fund	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
September 30, 2010	$ —	$10,992	$ —	$ 48,079	$7,210	$11,473
September 30, 2011	—	1,274	—	74,474	—	3,930
September 30, 2012	—	—	—	—	—	4,152
September 30, 2013	—	—	—	—	—	5,048
September 30, 2014	—	—	—	—	115	—
September 30, 2015	5,689	—	923	—	1,919	420
September 30, 2017	276	—	44	33,425	—	504
Total carryover..................	$5,965	$12,266	$967	$155,978	$9,244	$25,527

Waddell & Reed Advisors Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund as of October 8, 2007 (See Note 10). At the time of the merger, Waddell & Reed Advisors Limited-Term Bond Fund had capital loss carryovers available to offset future gains of the Waddell & Reed Advisors Bond Fund. These carryovers amount to $439 as of September 30, 2009 and will expire if not utilized by September 30, 2015.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At September 30, 2009, the following reclassifications were made: Bond Fund reclassified permanent differences relating to differing treatments of swaps and mortgage-backed security paydowns; Cash Management reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Global Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns and expiring capital loss carryovers; Government Securities Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; High Income Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns and expiring capital loss carryovers; Municipal High Income Fund reclassified permanent differences relating to expiring capital loss carryovers.

6. MULTICLASS OPERATIONS

Transactions in capital stock are summarized below.

| | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	53,699	$ 317,260	45,497	$ 277,384
Class B.	1,148	6,756	925	5,617
Class C.	1,203	7,088	909	5,488
Class Y.	1,397	8,340	165	748
Shares issued in connection with merger of Waddell & Reed Advisors Limited-Term Bond Fund:				
Class A.	—	—	13,636	83,161
Class B.	—	—	785	4,781
Class C.	—	—	549	3,342
Class Y.	—	—	107	653
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	5,844	34,452	5,260	31,902
Class B.	143	843	172	1,043
Class C.	89	526	86	524
Class Y.	114	672	210	1,274
Shares redeemed:				
Class A.	(43,185)	(254,467)	(31,045)	(188,572)
Class B.	(2,243)	(13,233)	(2,128)	(12,939)
Class C.	(1,135)	(6,695)	(908)	(5,497)
Class Y.	(3,100)	(18,047)	(372)	(2,266)
Net increase.	13,974	$ 83,495	33,848	$ 206,643

| | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
Cash Management	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	2,797,287	$ 2,797,287	3,304,562	$ 3,304,562
Class B**.	29,724	29,724	24,916	24,916
Class C**.	23,967	23,967	25,444	25,444
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	16,313	16,313	32,771	32,771
Class B**.	81	81	204	204
Class C**.	74	74	182	182
Shares redeemed:				
Class A.	(2,854,350)	(2,854,350)	(3,094,085)	(3,094,085)
Class B**.	(29,551)	(29,551)	(21,253)	(21,253)
Class C**.	(23,343)	(23,343)	(19,128)	(19,128)
Net increase (decrease)	(39,798)	$ (39,798)	253,613	$ 253,613

**Class B and Class C are not available for direct investments.*

| | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
Global Bond Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	61,271	$ 220,915	79,060	$ 309,621
Class B.	1,613	5,816	2,945	11,528
Class C.	1,851	6,649	3,163	12,402
Class Y.	606	2,201	438	1,708
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	8,324	29,084	4,699	18,302
Class B.	192	666	141	551
Class C.	196	682	111	432
Class Y.	360	1,257	301	1,172
Shares redeemed:				
Class A.	(51,610)	(183,774)	(21,272)	(82,705)
Class B.	(3,021)	(10,796)	(942)	(3,656)
Class C.	(2,196)	(7,861)	(1,023)	(3,985)
Class Y.	(1,748)	(6,107)	(448)	(1,752)
Net increase.	**15,838**	**$ 58,732**	**67,173**	**$ 263,618**

| | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
Government Securities Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	53,840	$ 302,625	33,770	$ 187,138
Class B.	1,648	9,228	742	4,106
Class C.	2,493	13,987	1,098	6,114
Class Y.	7,213	40,669	345	1,903
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	2,228	12,590	1,590	8,770
Class B.	61	344	61	340
Class C.	62	353	44	245
Class Y.	110	621	57	316
Shares redeemed:				
Class A.	(52,568)	(296,886)	(10,630)	(58,693)
Class B.	(2,037)	(11,508)	(634)	(3,503)
Class C.	(2,310)	(13,035)	(562)	(3,092)
Class Y.	(619)	(3,492)	(2,446)	(13,549)
Net increase.	**10,121**	**$ 55,496**	**23,435**	**$ 130,095**

| | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
High Income Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	58,324	$ 326,307	23,750	$ 163,874
Class B.	1,359	7,557	502	3,456
Class C.	2,720	15,221	561	3,881
Class Y.	7,240	40,348	2,239	15,668
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	11,807	67,130	9,109	62,707
Class B.	272	1,533	258	1,779
Class C.	228	1,306	138	953
Class Y.	848	4,862	468	3,217
Shares redeemed:				
Class A.	(37,892)	(213,922)	(28,783)	(198,157)
Class B.	(1,688)	(9,506)	(1,546)	(10,691)
Class C.	(980)	(5,589)	(833)	(5,753)
Class Y.	(1,765)	(10,137)	(1,836)	(12,676)
Net increase.	**40,473**	**$ 225,110**	**4,027**	**$ 28,258**

| Municipal Bond Fund | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	19,588	$ 132,575	11,228	$ 77,270
Class B.	130	875	32	219
Class C.	837	5,646	274	1,884
Class Y**	—	—	—*	—*
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	2,853	19,325	2,386	16,446
Class B.	13	86	14	94
Class C.	32	217	16	112
Class Y**	—*	1	—*	1
Shares redeemed:				
Class A.	(13,307)	(89,731)	(9,858)	(67,918)
Class B.	(214)	(1,441)	(112)	(769)
Class C.	(295)	(2,007)	(165)	(1,129)
Class Y**	(4)	(29)	—*	(4)
Net increase.	9,633	$ 65,517	3,815	$ 26,206

*Not shown due to rounding.
**Class is closed to investment.

| Municipal High Income Fund | For the fiscal year ended September 30, | | | |
| | 2009 | | 2008 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	24,517	$ 101,885	14,880	$ 71,605
Class B.	178	732	48	232
Class C.	1,345	5,598	894	4,280
Class Y**	1,104	4,625	—*	—*
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A.	5,045	21,032	4,078	19,485
Class B.	42	174	38	183
Class C.	131	548	104	496
Class Y**	—*	1	1	7
Shares redeemed:				
Class A.	(19,527)	(80,274)	(18,827)	(90,274)
Class B.	(566)	(2,364)	(284)	(1,362)
Class C.	(1,173)	(4,817)	(853)	(4,100)
Class Y**	(1,111)	(4,677)	(25)	(117)
Net increase.	9,985	$ 42,463	54	$ 435

*Not shown due to rounding.
**All capital and shares related to Class Y were reorganized into an affiliated fund on May 18, 2009.

7. DERIVATIVE INSTRUMENTS

In March 2008, the Financial Accounting Standards Board (FASB) amended and expanded disclosures about derivative instruments and hedging activities, which were adopted by each Fund during the fiscal year ended September 30, 2009; it requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's loss will consist of the net amount of contractual payments that the Fund has not yet received.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. For the derivative instruments described above, when required, a Fund will deposit collateral with its custodian which will be reported as Restricted cash on the Statement of Assets and Liabilities.

Objectives and Strategies

Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund or to gain exposure to a currency where a foreign bond is not available.

Fair values of derivative instruments as of September 30, 2009:

	Asset Derivatives		Liability Derivatives	
Type of Derivative	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$298	Unrealized depreciation on forward foreign currency contracts	$9,501

The effect of derivative instruments on the Statement of Operations for the fiscal year ended September 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$12,199	$(11,627)

During the fiscal year ended September 30, 2009, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $177,376 and $182,871, respectively.

Municipal Bond Fund. The Fund's objective in using derivatives during the period was to speculate on future Treasury interest rates. To achieve this objective, the Fund utilized short Treasury futures contracts.

There were no open derivative instruments as of September 30, 2009.

The effect of derivative instruments on the Statement of Operations for the fiscal year ended September 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Interest rate	Net realized gain (loss) on futures contracts	$(432)	$0

During the fiscal year ended September 30, 2009, the Fund's average market value outstanding for short futures contracts was $3,141.

Municipal High Income Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts to either shorten or lengthen the duration of the Fund.

There were no open derivative instruments as of September 30, 2009.

The effect of derivative instruments on the Statement of Operations for the fiscal year ended September 30, 2009:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Interest rate	Net realized gain (loss) on futures contracts	$(10)	$0

During the fiscal year ended September 30, 2009, the Fund's average market value outstanding for short futures contracts was $2,664.

8. SENIOR LOANS

A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At September 30, 2009, there were no such unfunded commitments.

9. COMMITMENTS

High Income Fund is contractually committed to purchase (at par) $4,800 of 11.25% 5 ½ year maturity notes to be issued by an unaffiliated third party. The date this commitment will be funded is currently unknown.

10. ACQUISITION OF WADDELL & REED ADVISORS LIMITED-TERM BOND FUND

On October 8, 2007, Bond Fund acquired all the net assets of Waddell & Reed Advisors Limited-Term Bond Fund pursuant to a plan of reorganization approved by the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund on September 28, 2007. The acquisition was accomplished by a tax-free exchange of 15,077 shares of Bond Fund (valued at $91,937) for the 9,140 shares of Waddell & Reed Advisors Limited-Term Bond Fund outstanding on October 5, 2007. Waddell & Reed Advisors Limited-Term Bond Fund had net assets of $91,937, including $154 of net unrealized depreciation in value of investments and $1,578 of accumulated net realized losses on investments, which were combined with those of Bond Fund. The aggregate net assets of Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately before the acquisition were $721,208 and $91,937, respectively. The aggregate net assets of Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately following the acquisition were $813,145 and $0, respectively.

11. IN-KIND REDEMPTIONS

A Fund may, under certain circumstances, redeem portfolio securities rather than cash for a redemption of Fund shares (in-kind redemption). The fund recognizes a gain or loss on in-kind redemptions to the extent that the value of the redeemed securities differs on the date of the redemption from the cost of those securities. Gains and losses realized from in-kind redemptions are not recognized for tax purposes but rather are reclassified from accumulated undistributed net realized loss to paid-in capital. During the fiscal year ended September 30, 2009, Municipal High Income Fund realized $353 of net capital losses resulting from in-kind redemptions of $3,860.

12. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund (formerly, a series of Waddell & Reed Advisors Funds, Inc.), Waddell & Reed Advisors Cash Management (formerly, Waddell & Reed Advisors Cash Management, Inc.), Waddell & Reed Advisors Global Bond Fund (formerly, Waddell & Reed Advisors Global Bond Fund, Inc.), Waddell & Reed Advisors Government Securities Fund (formerly, the sole series of Waddell & Reed Advisors Fixed Income Funds, Inc.), Waddell & Reed Advisors High Income Fund (formerly, Waddell & Reed Advisors High Income Fund, Inc.), Waddell & Reed Advisors Municipal Bond Fund (formerly, Waddell & Reed Advisors Municipal Bond Fund, Inc.), and Waddell & Reed Advisors Municipal High Income Fund (formerly, Waddell & Reed Advisors Municipal High Income Fund, Inc.), seven of the funds constituting Waddell & Reed Advisors Funds (the "Trust"), as of September 30, 2009, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2009, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the respective financial positions of each of the seven funds enumerated above of Waddell & Reed Advisors Funds as of September 30, 2009, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 20, 2009

Municipal Bond Fund and Municipal High Income Fund hereby designate $22,739,968 and $26,151,571, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2009.

Each of the individuals listed below serves as a trustee for the Waddell & Reed Advisors Funds (20 portfolios), Waddell & Reed InvestEd Portfolios (3 portfolios) and Ivy Funds Variable Insurance Portfolios (25 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (18 portfolios) and Ivy Funds, Inc. (14 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Trustees

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2008 Fund Complex: 2003	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (32 portfolios overseen); Member of Kansas Board of Regents (2007 to present)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2008 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present)	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (insurance)
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2008 Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Chairman, Clay Co. Millenium Historical Commission; Director, Clay Co. Industrial Development Authority
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2008 Fund Complex: 1998 Trust: 2008 Fund Complex: 2006	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005); Trustee, Tanner Lectures on Human Values (1978–2005); Consultant, Huntsman Cancer Foundation (2000–2006)
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2008 Fund Complex: 1998	President and Chief Operating Officer, Graymark HealthCare (a NASDAQ listed company) (2008 to present); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present)	Director and Shareholder, Valliance Bank; Independent Chairman and Director, Ivy Funds, Inc.; Independent Chairman and Trustee, Ivy Funds (32 portfolios overseen)
Albert W. Herman, FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2008 Fund Complex: 2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system) (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998–2009)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Trustee	Trust: 2008 Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Boy Scouts of America

Name, Address and Year of Birth (Continued)	Position Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street Suite 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2008 Fund Complex: 1996	Shareholder/Director, Polsinelli Shughart PC, a law firm (1980 to present)	Director, Rockhurst University (education)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2008 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Block School of Business (1980–1986), Vice Chancellor (1988–1991), Chancellor (1992–1999) and Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (32 portfolios overseen)

**Each Trustee became a Trustee in 2008, as reflected by the first date shown. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, WRIMCO, each Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership of shares of WDR. Mr. Hechler could be determined to be an interested Trustee if a prior business relationship with Waddell & Reed were deemed material. It is anticipated that, effective July 1, 2010 for each of the Funds with fiscal years ending June 30, and, effective October 1, 2010 for each of the Funds with fiscal years ending September 30, Mr. Hechler will begin to serve as a Disinterested Trustee of the particular Fund. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee/Officer Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Michael L. Avery 1953	Trustee	Trust: 2008 Fund Complex: 2007	Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (2005 to present); Senior Vice President of WDR (2005 to present); Executive Vice President of WRIMCO and IICO (2005 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005)	Director of WDR, WRIMCO and IICO
Henry J. Herrmann 1942	President Trustee	Trust: 2008 Fund Complex: 2001 Trust: 2008 Fund Complex: 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WI Services Company and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (32 portfolios overseen)
Robert L. Hechler 1936	Trustee	Trust: 2008 Fund Complex: 1998	Formerly, consultant of WDR and Waddell & Reed (2001 to 2008)	None

**Each Trustee became a Trustee (and, as applicable, an officer) in 2008 as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.*

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 1964	Vice President	2008	2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005).
	Secretary	2008	2006	
Joseph W. Kauten 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
	Principal Accounting Officer	2008	2006	
Kristen A. Richards 1967	Vice President	2008	2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)
	Assistant Secretary	2008	2006	
	Associate General Counsel	2008	2000	
Scott J. Schneider 1968	Vice President	2008	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the funds in the Fund Complex (2000 to 2004)
	Chief Compliance Officer	2008	2004	
Daniel C. Schulte 1965	Vice President	2008	2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WI Services Company (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
	General Counsel	2008	2000	
	Assistant Secretary	2008	2000	

*This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

At its meeting on August 10, 11 and 12, 2009, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request ("Supplemental Response"). The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement as to each Fund.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. The Trustees noted the independent fee consultant's finding that the Funds had generally strong and improving performance for the periods reviewed.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Other Accounts").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, and five-year periods, was equal to the Performance Universe median for the seven-year period and was higher than the Lipper index for the one-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They also considered that the Fund's effective management fees at certain asset levels were equal to, and at other asset levels were higher than, the median for its Lipper Group, except for an asset level at which the Fund's effective management fees were lower.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that a Similar Fund had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was higher than the Performance Universe median for the three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the one-, three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

- the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and

- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Summary of Independent Fee Consultant's Report

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company, doing business as WI Services Company ("WISC") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Trustees of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Fund to WRIMCO are negotiated. The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

In the IFC's 2009 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the process followed by the Disinterested Trustees and Waddell in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that each Board previously created a Special Compliance & Governance Committee ("Compliance Committee"), which is composed solely of Disinterested Trustees and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Trustees instructed independent legal counsel to the Disinterested Trustees, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. The Lipper Company ("Lipper") was asked to provide independently compiled comparative information about the Funds.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Trustees and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Trustees' August 2009 meetings.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Trustees through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Trustees. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Trustees also received and considered information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

The Report stated that, overall, the Funds reflect strong performance. The performance information was provided by Lipper and was based on March 31, 2009 data. For the three-year period ended March 31, 2009, the IFC noted that 86% of the Funds in the Advisors Fund Complex (Advisors Funds, Ivy Funds VIP Portfolios and InvestEd Portfolios together) were in the top two quintiles.[1]

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Trustees request additional information from WRIMCO regarding these Funds which the Disinterested Trustees reviewed. The Report noted that the on-going performance of these Funds will be subject to evaluation by both WRIMCO and the Board.

The Report noted that the IFC considered, with respect to service provided by WRIMCO affiliates, the internal statistics maintained by WISC to track shareholder service quality which showed continued improvement in 2009 and that WISC also

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1. The Report concentrated on 3-year performance in comparison to the "performance universe". The "performance universe" consists of all retail and institutional funds within the same Lipper investment classification/objective as the subject fund regardless of asset size or primary channel of distribution.

retained Dalbar, Inc. to provide an independent quality assessment.

(2) Management Fees

The Report stated that information for this metric is drawn from the Lipper analysis and that the IFC compared the management fee for each Fund to its peer group.[1] The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2008 to 2009. With respect to the Advisors Funds, the Report stated that, in aggregate, 45% of the Advisors Funds have management fees above their peer group median and that the IFC reviewed information that showed that 65% of the Advisors Funds have the same or have improved their ranking from 2008 to 2009 and that 35% of the Advisors Funds have a lower ranking. With respect to the Ivy Funds VIP Portfolios, the Report stated that, in aggregate, the majority of the Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that this was a slight improvement from last year when 65% of the Ivy Funds VIP Portfolios had management fees above their peer group median. With respect to the InvestEd Portfolios, the Report noted the first percentile ranking.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry. The Disinterested Trustees requested additional information from WRIMCO regarding future control of non-management expenses, which Waddell provided.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund trustees establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC Report noted that all Funds except money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and therefore anticipated comparable contractual management fees. The Report stated that actual management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further noted that the Funds within Advisors Funds and Ivy Funds VIP that correspond to funds within the Ivy Fund Family having similar investment strategies also have comparable contractual management fees.

The Report noted that WRIMCO manages money for different types of clients in addition to mutual funds. These clients may include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors Funds and Ivy Funds VIP Portfolios. In most cases, the data provided by WRIMCO showed that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager compared to a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Cost and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the advisory contracts to advisors. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds and investment advisors. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the full Boards.
- The discussion which took place leading up to and at the Disinterested Trustees and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

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1. The "peer group" consists of the subject fund and a representative sample of funds with similar expense attributes. Although there is no predetermined number, a "peer group" will typically consist of seven to 20 funds. Lipper uses six basic selection criteria including fund type, investment classification/objective, load type and similar 12b-1/non-12b-1 service fees, asset (size) comparability, no duplicate advisors and expense components and attributes.

Waddell & Reed Advisors Funds

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Waddell & Reed Advisors Funds

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

- On Waddell & Reed's website at www.waddell.com.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

ANN-WRA-FI (9-09)